     As filed with the Securities and Exchange Commission on July 28, 2009
                                                 Registration No. 333-_________
                                                                      811-07971
================================================================================
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                   FORM N-6

   REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933             [X]
      Pre-Effective Amendment No.                                      [ ]
      Post-Effective Amendment No.                                     [ ]
   REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940
      Amendment No. 12                                                 [X]
                       (Check appropriate box or boxes)

                  MetLife Investors Variable Life Account One
                          (Exact Name of Registrant)

                      MetLife Investors Insurance Company
                              (Name of Depositor)

                           5 Park Plaza, Suite 1900
                               Irvine, CA 92614
             (Address of Depositor's Principal Executive Offices)

                    General American Life Insurance Company
                              (Name of Guarantor)

                            13045 Tesson Ferry Road
                              St. Louis, MO 63128

                Name and complete address of agent for service:
                              Richard C. Pearson
                           Vice President, Associate
                         General Counsel and Secretary
                      MetLife Investors Insurance Company
                           5 Park Plaza, Suite 1900
                               Irvine, CA 92614
                                (800) 989-3752

                     Approximate Date of Proposed Filing:
  As soon as possible after the effective date of this registration statement

The Registrant hereby amends this registration statement on such dates as may be necessary to delay its effective date until the Registrant shall file a further amendment that specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall thereafter become effective on such date as the Commission, acting pursuant to
Section 8(a), may determine.

Title of securities being registered:

(1) Flexible Premium Joint and Last Survivor Variable Life Insurance Policy and Flexible Premium Single Variable Life Insurance Policy and (2) Guarantee related to insurance obligations under variable life insurance contracts

               FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICIES

             JOINT AND LAST SURVIVOR POLICY AND SINGLE LIFE POLICY

                                   ISSUED BY

                      METLIFE INVESTORS INSURANCE COMPANY

                  METLIFE INVESTORS VARIABLE LIFE ACCOUNT ONE

                               NOVEMBER 9, 2009

This prospectus describes two variable life insurance policies, the Flexible Premium Joint and Last Survivor Variable Life Insurance Policy (Joint and Last Survivor Policy) and the Flexible Premium Single Variable Life Insurance Policy (Single Life Policy). Our use of the word Policy in this Prospectus refers to both policies except where otherwise noted. WE ARE NO LONGER OFFERING THE POLICIES DESCRIBED IN THIS PROSPECTUS TO NEW PURCHASERS. WE DO CONTINUE TO ACCEPT PREMIUM PAYMENTS FROM EXISTING OWNERS.

We have designed the Policy for use in estate and retirement planning and other insurance needs of individuals. The Policy provides for maximum flexibility by allowing you to vary your premium payments and to change the level of death benefits payable.

You, the policyowner, have a number of investment choices in the Policy. These investment choices include a General Account as well as the 30 Investment Funds listed below which are offered through our Separate Account. When you purchase a Policy, you bear the complete investment risk. This means that the Accumulation Account Value of your Policy may increase and decrease depending upon the investment performance of the Investment Fund(s) you select. The duration of the Policy and, under some circumstances, the death benefit will increase and decrease depending upon investment performance.
MET INVESTORS SERIES TRUST (CLASS A)
      Clarion Global Real Estate Portfolio
      Harris Oakmark International Portfolio
      Lazard Mid Cap Portfolio
      Legg Mason Partners Aggressive Growth Portfolio
      Legg Mason Value Equity Portfolio
      Loomis Sayles Global Markets Portfolio
      Lord Abbett Bond Debenture Portfolio
      Lord Abbett Growth and Income Portfolio
      Met/AIM Small Cap Growth Portfolio
      MFS(R) Emerging Markets Equity Portfolio
      MFS(R) Research International Portfolio
      Oppenheimer Capital Appreciation Portfolio
      PIMCO Inflation Protected Bond Portfolio
      PIMCO Total Return Portfolio
      RCM Technology Portfolio
      T. Rowe Price Mid Cap Growth Portfolio
      Third Avenue Small Cap Value Portfolio
      Turner Mid Cap Growth Portfolio
      Van Kampen Comstock Portfolio

      MetLife Defensive Strategy Portfolio
      MetLife Moderate Strategy Portfolio
      MetLife Balanced Strategy Portfolio
      MetLife Growth Strategy Portfolio
      MetLife Aggressive Strategy Portfolio

METROPOLITAN SERIES FUND, INC. (CLASS A)
      BlackRock Money Market Portfolio
      Davis Venture Value Portfolio
      Jennison Growth Portfolio
      Met/Artisan Mid Cap Value Portfolio (formerly Harris Oakmark Focused Value Portfolio)
      MetLife Stock Index Portfolio
      Western Asset Management U.S. Government Portfolio
The Policies described in this prospectus were originally issued under MetLife Investors Variable Life Account Five. Effective November 9, 2009, we combined MetLife Investors Variable Life Account Five with and into MetLife Investors Variable Life Account One. (See "MetLife Investors and the Separate Account").

THE SEC HAS NOT APPROVED THE POLICY OR DETERMINED THAT THIS PROSPECTUS IS ACCURATE OR COMPLETE. ANY REPRESENTATION THAT IT HAS IS A CRIMINAL OFFENSE.

Please read this prospectus before investing and keep it on file for future reference. The prospectus describes all material features and benefits of the Policy. The language in the prospectus determines your rights under the federal securities laws.

The Policy:

..  is not a bank deposit.
..  is not federally insured.
..  is not endorsed by any bank or government agency.

The Policy is subject to investment risk. You may be subject to loss of principal.

TABLE OF CONTENTS                                                              PAGE
SUMMARY OF BENEFITS AND RISKS.................................................   4
     Benefits of the Policy...................................................   4
     Risks of the Policy......................................................   5
     Risks of the Investment Funds............................................   7
FEE TABLES....................................................................   7
     Transaction Fees.........................................................   8
     Periodic Charges Other Than Investment Fund Operating Expenses...........   9
     Annual Investment Fund Operating Expenses................................  13
THE VARIABLE LIFE INSURANCE POLICY............................................  14
     Who Should Purchase the Policy?..........................................  15
     Replacing Existing Insurance.............................................  15
PURCHASES.....................................................................  15
     Application for a Policy.................................................  15
     Premiums.................................................................  15
     Unscheduled Premiums.....................................................  15
     Communications and Payments..............................................  16
     Lapse and Grace Period...................................................  16
     Reinstatement............................................................  16
     Allocation of Premium....................................................  17
     Accumulation Account Value of Your Policy................................  18
     Method of Determining Accumulation Account Value of an Investment Fund...  18
     Net Investment Factor....................................................  18
     Our Right to Reject or Return a Premium Payment..........................  19
THE SEPARATE ACCOUNT AND THE INVESTMENT FUNDS.................................  19
     MetLife Investors and the Separate Account...............................  19
     Certain Payments We Receive with Regard to the Investment Funds..........  22
     Selection of the Investment Funds........................................  22
     Substitution and Limitations on Further Investments......................  23
     Voting...................................................................  23
     Transfers................................................................  24
     Dollar Cost Averaging....................................................  25
     Portfolio Rebalancing....................................................  26
     Description of the MetLife Asset Allocation Program......................  26
DEATH BENEFIT.................................................................  27
     Change of Death Benefit..................................................  29
     Change in Face Amount....................................................  29
     Payment of Proceeds......................................................  29
ACCESS TO YOUR MONEY..........................................................  30
     Policy Loans.............................................................  30
     Loan Interest Charged....................................................  31
     Security.................................................................  31
     Repaying Policy Debt.....................................................  31
     Partial Withdrawals......................................................  31
     Pro-Rata Surrender.......................................................  32
     Full Surrenders..........................................................  33
OTHER INFORMATION.............................................................  33
     The General Account......................................................  33
     Distribution.............................................................  33
     Suspension or Delay of Payments or Transfers.............................  34
     Ownership................................................................  35
     Conversion Rights........................................................  35
     Additional Benefits......................................................  36
     Legal Proceedings........................................................  37
     Financial Statements.....................................................  37
     Restrictions on Financial Transactions...................................  37
CHARGES.......................................................................  38
     Deductions from Each Premium Payment.....................................  38
     Monthly Deduction........................................................  39
     Charges for Additional Benefit Riders....................................  40

TABLE OF CONTENTS                                                              PAGE

     Mortality and Expense Risk Charge........................................  40
     Surrender Charge.........................................................  41
     Transaction Charges......................................................  42
     Projection of Benefits and Values Charge.................................  42
     Investment Fund Expenses.................................................  42

FEDERAL TAX STATUS............................................................  42

SPECIAL TERMS.................................................................  47

SUMMARY OF BENEFITS AND RISKS

This summary describes the Policy's important benefits and risks. The sections in the prospectus following this summary discuss the Policy in more detail. THE SPECIAL TERMS SECTION AT THE END OF THE PROSPECTUS DEFINES CERTAIN WORDS AND PHRASES USED IN THIS PROSPECTUS.

BENEFITS OF THE POLICY

DEATH PROCEEDS. The Policy is a contract between you the Owner, and us, an insurance company, under which we provide insurance protection. Upon receipt of satisfactory proof of death of the person insured with respect to the Single Life Policy or, with respect to the Joint and Last Survivor Policy, the death of the Last Insured, we pay death proceeds to your selected Beneficiary. Death proceeds equal the death benefit on the date of death of the Insured (or the Last Insured), plus any additional insurance provided by rider, less any Indebtedness and cost of insurance and any other charges that may be due.

POLICY FLEXIBILITY. The Policy is "flexible" because:

..  the frequency and amount of premiums can vary;

..  you can choose among death benefit options; and

..  you can change the amount of insurance coverage.

CHOICE OF DEATH BENEFIT OPTION. You may choose among three death benefit options: Option A, Option B and Option C. Option A provides a level death benefit equal to the Face Amount of your Policy. Options B and C provide a variable death benefit equal to the Policy's Face Amount plus the Accumulation Account Value of the Policy on the Insured's (or Last Insured's) date of death. The death benefits under all three Options are subject to increases required by the Internal Revenue Code of 1986. If your Policy is issued with either Option A or Option B, you may later change your death benefit option. A Policy issued with an Option C death benefit may not be changed.

FREE LOOK. You may cancel the Policy within 20 days after you receive it. We will refund the Policy's Accumulation Account Value plus any fees and charges (i.e., premium tax charge, Federal tax charge, selection and issue expense charge, percent of premium charge and mortality and expense charge) deducted from the Accumulation Account Value as of the day we receive your returned Policy. If you are age 60 or older, you may elect on the Policy application to apply 100% of your initial Net Premium to the BlackRock Money Market Portfolio, in which event you would generally receive a refund of the premiums you paid, or you may elect to allocate your initial Net Premium to other investment options, in which event you would receive the Accumulation Account Value. In either event, you may cancel the Policy within 30 days after you receive it.

INVESTMENT CHOICES. You can allocate your Net Premiums and Accumulation Account Value to our General Account or among any or all of the thirty Investment Funds available through the Policy. The Investment Funds available include equity funds, bond funds and a money market fund.

PARTIAL WITHDRAWALS. After the first Policy year, you may make partial withdrawals from the Policy's Cash Surrender Value. Each Policy year you are allowed 12 free partial withdrawals. For each partial withdrawal in excess of 12, we may impose a $25 fee. We reserve the right to limit the number and minimum amount of partial withdrawals you may make in a Policy year. PARTIAL WITHDRAWALS MAY HAVE TAX CONSEQUENCES.

TRANSFERS. You may transfer amounts in your Policy from any Investment Fund to another Investment Fund, or to or from the General Account (subject to restrictions). You can make 12 transfers in a Policy year without charge. For each transfer in excess of 12, we may impose a $25 fee. We reserve the right to limit the number and amount of transfers you may make in a Policy year. We may also impose restrictions on "market timing" transfers. (See "Transfers" for additional information on such restrictions.) We offer the following automated transfer privileges:

.. DOLLAR COST AVERAGING. Under the dollar cost averaging program, you may authorize us to make automatic transfers of specified dollar amounts from the BlackRock Money Market Portfolio to other Investment Funds on a monthly basis.

.. PORTFOLIO REBALANCING. Under the portfolio rebalancing program, you may direct us to automatically restore the balance of the Accumulation Account Value in the General Account and the Investment Funds to the percentages determined in advance.

LOANS. You may borrow Accumulation Account Value from your Policy. The maximum amount you may borrow is the Accumulation Account Value of the Policy net of the surrender charge, reduced by monthly deductions and interest charges through the next Policy anniversary, increased by interest to be earned through the next Policy anniversary, less any existing Policy loans. We charge you a maximum annual interest rate of 4.5% on your loan. However, we credit interest at an annual rate of at least 4% on the amount we hold in the Loan Subaccount as security for the loan. LOANS MAY HAVE TAX CONSEQUENCES.

PRO-RATA SURRENDERS. After the first Policy year, you may make a Pro-Rata Surrender of the Policy that will reduce the Face Amount and the Accumulation Account Value by any whole percentage chosen by you. A PRO-RATA SURRENDER MAY HAVE TAX CONSEQUENCES.

SURRENDERS. You may make a full surrender of the Policy for its Cash Surrender Value at any time. The Policy's Cash Surrender Value equals the Accumulation Account Value reduced by any Policy loan and accrued loan interest and by any applicable surrender charge. A SURRENDER MAY HAVE TAX CONSEQUENCES.

TAX BENEFITS. We anticipate that the Policy should be deemed to be a life insurance contract under Federal tax law. Accordingly, undistributed increases in the value of your Policy should not be taxable to you. As long as your Policy is not a modified endowment contract (MEC), partial withdrawals and Pro-Rata Surrenders should be non-taxable until you have withdrawn or made a Pro-Rata Surrender of an amount equal to your total investment in the Policy. Death proceeds paid to your beneficiary should generally be free of Federal income tax.

CONVERSION PRIVILEGE. During the first two Policy years, you have a one-time right to convert the Policy to fixed benefit coverage by irrevocably electing to transfer all of your Accumulation Account Value, and to allocate all future premiums, to the General Account. The purpose of the conversion is to provide you with fixed Policy values and benefits. The transfer will not be subject to any transfer charge or transfer limits, if any, and will have no effect on the Policy's death benefit, Face Amount, net amount at risk, rate class or Issue Age.

ADDITIONAL BENEFITS. We offer several riders that provide additional insurance benefits under the Policy, such as the Supplemental Coverage Term Rider, which provides an additional death benefit payable on the death of the Insured(s). We generally deduct any monthly charges for these riders as part of the monthly deduction. Your registered representative can help you determine whether any of these riders are suitable for you.

PERSONALIZED ILLUSTRATIONS. You will receive personalized illustrations in connection with the purchase of this Policy that reflect your own particular circumstances. These hypothetical illustrations may help you to understand the long-term effects of different levels of investment performance, the possibility of lapse, and the charges and deductions under the Policy. They will also help you to compare this Policy to other life insurance policies. The personalized illustrations are based on hypothetical rates of return and are not a representation or guarantee of investment returns or cash value.

RISKS OF THE POLICY

INVESTMENT RISK. If you invest your Policy's Accumulation Account Value in one or more Investment Funds, then you will be subject to the risk that investment performance will be unfavorable and that your Accumulation Account Value will decrease. In addition, we deduct Policy fees and charges from your Policy's Accumulation Account Value, which can significantly reduce your Policy's Accumulation Account Value. During times of poor investment performance, this deduction will have an even greater impact on your Policy's Accumulation Account Value. It is possible to lose your full investment and your Policy could lapse without value unless you pay additional premium. If you allocate Accumulation Account Value to the General Account, then we credit such Accumulation Account Value with a declared rate of interest. You assume the risk that the rate may decrease, although it will never be lower than the guaranteed minimum annual effective rate of 4%.

SURRENDER AND WITHDRAWAL RISKS. The Policy is designed to provide lifetime insurance protection. The Policy is not offered primarily as an investment and should not be used as a short-term savings vehicle. If you surrender the Policy or let it lapse (terminate without value) within the first 10 Policy years (and, for the Single Life Policy, within the first 10 Policy years following an increase in Face Amount), you will be subject to a surrender charge. You will also be subject to income tax on any gain that is distributed or deemed to be distributed from the Policy.

You will also be subject to a surrender charge if you make a Pro-Rata Surrender, or a partial withdrawal or change in death benefit option resulting in a Face Amount reduction, within the first 10 Policy years (or, for the Single Life Policy, within the first 10 Policy years following an increase in Face Amount).

You should purchase the Policy only if you have the financial ability to keep it in force for a substantial period of time. You should not purchase the Policy if you intend to surrender all or part of the Policy's Accumulation Account Value in the near future. Even if you do not ask to surrender your Policy, surrender charges may play a role in determining whether your Policy will lapse, because surrender charges determine the Cash Surrender Value, which is a measure we use to determine whether your Policy will enter the grace period (and possibly lapse).

RISK OF LAPSE. Your Policy may lapse if you have not paid a sufficient amount of premiums or if the investment performance of the Investment Funds is poor. If your Cash Surrender Value is insufficient to pay the monthly deduction, your Policy may enter a 62-day grace period. We will notify you that the Policy will lapse unless you make a sufficient payment of additional premium during the grace period. Regardless of your Cash Surrender Value, however, your Policy generally will not lapse: (1) during the first five Policy years, if you pay certain required premium amounts; or (2) if you are protected by the Secondary Guarantee Rider. If your Policy does lapse, your insurance coverage will terminate, although you will be given an opportunity to reinstate it. Lapse of a Policy on which there is an outstanding loan may have adverse tax consequences.

TAX RISKS. We anticipate that the Policy should be deemed to be a life insurance contract under Federal tax law, although there is some uncertainty regarding the Federal tax treatment of joint and last survivor policies, especially when issued on a substandard basis. The death benefit under a Policy will never be less than the minimum amount required for the Policy to be treated as life insurance under section 7702 of the Internal Revenue Code, as in effect on the date the Policy was issued. Assuming that a Policy qualifies as a life insurance contract for Federal income tax purposes, you should not be deemed to be in receipt of any portion of your Policy's Accumulated Account Value until there is an actual distribution from the Policy. Moreover, death benefits payable under the Policy should be excludable from the gross income of the beneficiary to the extent provided under the tax law. Although the beneficiary should generally not have to pay Federal income tax on the death benefit, other taxes, such as estate taxes, may apply. In the case of employer-owned life insurance as defined in section 101(j) of the Internal Revenue Code, the amount of the death benefit excludable from gross income is limited to premiums paid unless the Policy falls within certain specified exceptions and a notice and consent requirement is satisfied before the Policy is issued.

Even if your Policy is treated as a life insurance contract for Federal tax purposes, it may become a modified endowment contract, or MEC, due to the payment of excess premiums or unnecessary premiums, due to a material change or due to a reduction in your death benefit. If your policy becomes a MEC, surrenders, partial withdrawals, Pro-Rata Surrenders and loans will be treated as a distribution of the earnings in the Policy and will be taxable as ordinary income to the extent thereof. In addition, if the Policy Owner is under age
59 1/2 at the time of the surrender, partial withdrawal, Pro-Rata Surrender or loan, the amount that is included in income will generally be subject to a 10% penalty tax.

If the Policy is not a MEC, distributions will generally be treated first as a return of basis, or investment in the contract, and then as taxable income. Moreover, loans will generally not be treated as distributions, although the tax consequences of loans outstanding after the tenth Policy year are uncertain. Finally, neither distributions nor loans from a Policy that is not a MEC are subject to the 10% penalty tax.

See "Federal Tax Status." YOU SHOULD CONSULT A QUALIFIED TAX ADVISER FOR ASSISTANCE IN ALL POLICY-RELATED TAX MATTERS.

LOAN RISKS. A Policy loan, whether or not repaid, will affect the Accumulation Account Value of your Policy over time because we subtract the amount of the loan from the Investment Funds and/or the General Account as collateral, and hold it in our Loan Subaccount. This loan collateral does not participate in the investment experience of the Investment Funds or receive any higher current interest rate credited to the General Account.

We also reduce the amount we pay on the Insured's (or Last Insured's, with respect to the Joint and Last Survivor Policy) death by the amount of any Indebtedness. Your Policy may lapse if your Indebtedness reduces the Cash Surrender Value to zero.

If you surrender your Policy or your Policy lapses while there is an outstanding loan, there will generally be Federal income tax payable on the amount by which loans, partial withdrawals and Pro-Rata Surrenders you have made exceed the premiums you have paid. Since loans, partial withdrawals and Pro-Rata Surrenders reduce your Policy's Accumulation Account Value, any remaining Accumulation Account Value may be insufficient to pay the income tax due.

LIMITATIONS ON ACCESS TO ACCUMULATION ACCOUNT VALUE. We limit partial withdrawals from Cash Surrender Value to 12 per Policy year and may impose a $25 fee for partial withdrawals in excess of 12 in a Policy year. The maximum amount you may withdraw from an Investment Fund each Policy year is the Policy's Accumulation Account Value in that Fund, net of applicable surrender charges and fees. The minimum amount, net of applicable surrender charges and fees, is the lesser of $500 or the Policy's Accumulation Account Value in the Investment Fund or the General Account. We reserve the right to limit the number and minimum amount of partial withdrawals in a Policy year.

LIMITATIONS ON TRANSFERS. We limit the number of transfers among the Investment Funds and to and from the General Account to 12 per Policy year and may impose a $25 fee for transfers in excess of 12 in a Policy year. The minimum amount that can be transferred is the lesser of $500 or the total Accumulation Account Value in an Investment Fund or the General Account. Transfers FROM the General Account are subject to additional limitations: the maximum amount you can transfer from the General Account in any Policy year is equal to the greater of 25% of the Policy's Cash Surrender Value in the General Account at the beginning of the year, or the previous Policy year's General Account maximum withdrawal amount, not to exceed the total Cash Surrender Value of the Policy. We are not currently enforcing these additional limitations, but we reserve the right to do so. We also reserve the right to restrict the number and amount of transfers you may make in a Policy year. We or an Investment Fund may also impose certain restrictions on market timing activities. See "Transfers" and each Investment Fund's prospectus for more details.

TAX LAW CHANGES. Tax laws, regulations and interpretations have often been changed in the past and such changes continue to be proposed. To the extent that you purchase a Policy based on expected tax benefits, relative to other financial or investment products or strategies, there is no certainty that such advantages will always continue to exist.

RISKS OF THE INVESTMENT FUNDS

A comprehensive discussion of the risks associated with each of the Investment Funds can be found in the prospectuses for the Investment Funds. THERE IS NO ASSURANCE THAT ANY OF THE INVESTMENT FUNDS WILL ACHIEVE ITS STATED INVESTMENT OBJECTIVE.

FEE TABLES

The following tables describe the fees and expenses that a Policy Owner will pay when buying, owning and surrendering the Policy. The first table describes the fees and expenses that a Policy Owner will pay at the time he or she buys the Policy, surrenders the Policy or makes transfers among the Investment Funds and the General Account.

If the amount of a charge varies depending on the Policy Owner's or the insured's individual characteristics (such as age, gender or rate class), the tables below show the minimum and maximum charges we assess under the Policy across the range of all possible individual characteristics, as well as the charges for a specified typical Policy Owner or insured. THESE CHARGES MAY NOT BE REPRESENTATIVE OF THE CHARGES YOU WILL ACTUALLY PAY UNDER THE POLICY. Your Policy's specifications page will indicate these charges as applicable to your Policy, and more detailed information concerning your charges is available on request from our Service Office. Also, in connection with your purchase of the Policy, we will provide you personalized illustrations of your future benefits under the Policy based on the Insured's age and rate class, the death benefit option, Face Amount, planned periodic premiums and riders requested.

TRANSACTION FEES

Charge                      When Charge is Deducted        Current Amount Deducted        Maximum Amount Deductible
--------------------------------------------------------------------------------------------------------------------------
Sales Charge Imposed on     On payment of premium          5% in Policy years 1-10        In Policy year 1, 15% on up
Premiums                                                   2% in Policy years 11+         to one Target Premium, 5% in
                                                                                          excess of one Target
                                                                                          Premium/1/
                                                                                          5% in Policy years 2-10
                                                                                          2% in Policy years 11+
--------------------------------------------------------------------------------------------------------------------------

Premium Tax Imposed on      On payment of premium          2% in all Policy years         2.35% in all Policy years
Premiums
--------------------------------------------------------------------------------------------------------------------------

Federal Tax Imposed on      On payment of premium          1.3% in all Policy years       1.3% in all Policy years
Premiums
--------------------------------------------------------------------------------------------------------------------------

Surrender Charge            On surrender, lapse, or Face   45% of one Target              45% of one Target Premium
                            Amount reduction in the        Premium in Policy years 1-5    in Policy years 1-5 (less in
                            first 10 Policy years (and,    (less in other Policy years -- other Policy years -- see
                            with respect to a Face          see footnote)/2/              footnote)/2/
                            Amount increase under the
                            Single Life Policy, in the
                            first 10 Policy years after
                            the increase)
--------------------------------------------------------------------------------------------------------------------------

Transaction Charge for      On transfer of                 Not currently charged          $25 for each transfer in excess
Transfers                   Accumulation Account                                          of 12 per Policy year
                            Value among Investment
                            Funds and to and from the
                            General Account
--------------------------------------------------------------------------------------------------------------------------

Transaction Charge for      On partial withdrawal of       Not currently charged          $25 for each partial
Partial Withdrawal          Accumulation Account                                          withdrawal in excess of 12 per
                            Value                                                         Policy year
--------------------------------------------------------------------------------------------------------------------------

Projection of Benefits and  Upon provision of each         $25 per illustration           $25 per illustration
Values Charge               illustration in excess of one
                            per year

/1/ Target Premiums vary based on the Insured's age (the Insureds' joint age with respect to the Joint and Last Survivor Policy), sex (except in unisex policies) and risk class.
/2/ Target Premiums vary based on the Insured's age (the Insureds' joint age with respect to the Joint and Last Survivor Policy), sex (except in unisex policies) and risk class. After the fifth Policy year (and, with respect to a Face Amount increase under the Single Life Policy, the fifth Policy year following a Face Amount increase), the Surrender Charge declines on a monthly basis over the remaining five years of the Surrender Charge period until it reaches $0 in the last month of the tenth Policy year (and, with respect to a Face Amount increase under the Single Life Policy, the tenth Policy year following the Face Amount increase). A pro rata portion of the Surrender Charge applies to a Pro-Rata Surrender, a requested Face Amount reduction, as well as to a Face Amount reduction resulting from a partial withdrawal or a change in death benefit option.

The next table describes the fees and expenses that a Policy Owner will pay periodically during the time that he or she owns the Policy, not including Investment Fund fees and expenses.

PERIODIC CHARGES OTHER THAN INVESTMENT FUND OPERATING EXPENSES

-------------------------------------------------------------------------------------------------------------------
Charge                           When Charge is Deducted  Current Amount Deducted     Maximum Amount Deductible
-------------------------------------------------------------------------------------------------------------------
Cost of Insurance:/1/

SINGLE LIFE POLICY

  MINIMUM AND                           Monthly           $.01 to $83.33 per $1,000   $.06 to $83.33 per $1,000 of
  MAXIMUM CHARGE                                          of net amount at risk/2/    net amount at risk/2/

  CHARGE IN THE FIRST POLICY            Monthly           $.14 per $1,000 of net      $.41 per $1,000 of net
  YEAR FOR A MALE INSURED,                                amount at risk              amount at risk
  ISSUE AGE 50, IN THE
  PREFERRED NONSMOKER RATE
  CLASS WITH A BASE POLICY
  FACE AMOUNT OF $900,000

JOINT AND LAST
SURVIVOR POLICY

  MINIMUM AND                           Monthly           $.00 to $83.33 per $1,000   $.00 to $83.33 per $1,000 of
  MAXIMUM CHARGE                                          of net amount at risk       net amount at risk

  CHARGE IN THE FIRST POLICY            Monthly           $.01 per $1,000 of net      $.06 per $1,000 of net
  YEAR FOR A MALE AND A                                   amount at risk              amount at risk
  FEMALE INSURED, JOINT ISSUE
  AGE 70, IN THE PREFERRED
  NONSMOKER RATE CLASS WITH
  A BASE POLICY FACE AMOUNT
  OF $450,000
-------------------------------------------------------------------------------------------------------------------

Policy Charge                           Monthly           $25 per month in Policy     $25 per month in Policy
                                                          year 1                      year 1
                                                          $6 per month in Policy      $6 per month in Policy
                                                          years 2+                    years 2+
-------------------------------------------------------------------------------------------------------------------

Mortality and Expense Risk              Daily             .55% in Policy years 1-10   .55% in Policy years 1-10
Charge (annual rate                                       .25% in Policy years 11-20  .45% in Policy years 11-20
imposed on Accumulation                                   .05% in Policy years 21+    .35% in Policy years 21+
Account Value in the
Separate Account)
-------------------------------------------------------------------------------------------------------------------

/1/ This charge varies based on individual characteristics, including age(s) of the Insured(s), risk class and (except for unisex policies) sex of the Insured(s). The charge shown in the table may not be representative of the charge that a particular Policy Owner would pay. You may obtain more information about the charge for a particular Insured(s) by contacting your registered representative.
/2/ The net amount at risk is the difference between the death benefit (generally discounted at the monthly equivalent of 4% per year) and the Policy's Accumulation Account Value.

---------------------------------------------------------------------------------------------------------------------------
Charge                           When Charge is Deducted        Current Amount Deducted      Maximum Amount Deductible
---------------------------------------------------------------------------------------------------------------------------
Selection and Issue
  Expense Charge/1/

SINGLE LIFE POLICY

  MINIMUM AND                    Monthly during the             $.03 to $.42 per $1,000 of   $.04 to $.65 per $1,000 of
  MAXIMUM CHARGE                 first 10 Policy years (and,    base Policy face amount      base Policy and Supplemental
                                 with respect to a face                                      Coverage Term Rider face
                                 amount increase, during the                                 amount
                                 first 10 Policy years after
                                 the increase)

  CHARGE FOR A MALE              Monthly during the first 10    $.12 per $1,000 of base      $.18 per $1,000 of base
  INSURED, ISSUE AGE 50, IN      Policy years (and with         Policy face amount           Policy and Supplemental
  THE PREFERRED NONSMOKER        respect to a face amount                                    Coverage Term Rider face
  RATE CLASS WITH A FACE         increase, during the first 10                               amount
  AMOUNT OF $900,000             Policy years after the
                                 increase)
JOINT AND LAST
SURVIVOR POLICY

  MINIMUM AND                    Monthly during the first 10    $.06 to $1.01 per $1,000 of  $.06 to $1.01 per $1,000 of
  MAXIMUM CHARGE                 Policy years                   base Policy face amount      base Policy face amount
  FOR THE BASE POLICY

  CHARGE FOR A MALE AND A        Monthly during the first 10    $.42 per $1,000 of base      $.42 per $1,000 of base
  FEMALE INSURED, JOINT ISSUE    Policy years                   Policy face amount           Policy face amount
  AGE 70, IN THE PREFERRED
  NONSMOKER RATE CLASS WITH
  A BASE POLICY FACE AMOUNT
  OF $450,000

  MINIMUM AND MAXIMUM            Monthly during the first 10    $.03 to $.28 per $1,000 of   $.03 to $.28 per $1,000 of
  CHARGE FOR THE                 Policy years                   rider face amount            rider face amount
  SUPPLEMENTAL COVERAGE
  TERM RIDER

  CHARGE FOR A MALE AND A        Monthly during the first 10    $.06 per $1,000 of rider     $.06 per $1,000 of rider face
  FEMALE INSURED, JOINT ISSUE    Policy years                   face amount                  amount
  AGE 70, IN THE PREFERRED
  NONSMOKER RATE CLASS WITH
  A RIDER FACE AMOUNT OF
  $450,000
---------------------------------------------------------------------------------------------------------------------------

Net Loan Interest Charge         Yearly                         .50% of loan collateral/2/   .50% of loan collateral/2/
---------------------------------------------------------------------------------------------------------------------------

/1/ This charge varies based on individual characteristics, including age(s) of the Insured(s), risk class and (except for unisex policies) sex of the Insured(s). The charge shown in the table may not be representative of the charge that a particular Policy Owner would pay. You may obtain more information about the charge for a particular Insured(s) by contacting your registered representative. For Policies issued before July 20, 2005, the current amount deducted ranges from $.04 to $.65 per $1,000 of base Policy face amount.
/2/ The maximum interest charge on Policy loans is 4.50% in Policy years 1-10, 4.25% in Policy years 11-20 and 4.15% in Policy year 21 and thereafter. The current interest charge is 4.50% in Policy years 1-10, 4.25% in Policy years 11-20 and 4.00% in Policy year 21 and thereafter. The Accumulation Account Value amount we transfer to the Loan Account as security for the loan will accrue interest daily at an annual earnings rate of 4%.

 Charges for Riders:

-------------------------------------------------------------------------------------------------------------------------
Charge                          When Charge is Deducted        Current Amount Deducted      Maximum Amount Deductible
-------------------------------------------------------------------------------------------------------------------------
Supplemental Coverage
Term Rider/1/

SINGLE LIFE POLICY

  MINIMUM AND                   Monthly                        $.01 to $83.33 per $1,000    $.06 to $83.33 per
  MAXIMUM COST OF                                              of net amount at risk        $1,000 of net amount at risk
  INSURANCE CHARGE

  CHARGE IN THE FIRST           Monthly                        $.08 per $1,000 of net       $.19 per $1,000 of net
  POLICY YEAR FOR A MALE                                       amount at risk               amount at risk
  INSURED, ISSUE AGE 40, IN
  THE PREFERRED NONSMOKER
  RATE CLASS WITH A RIDER
  FACE AMOUNT OF $750,000

  SELECTION AND ISSUE           Monthly                        Not currently charged        Same as base Policy -- see
  EXPENSE CHARGE                                                                            preceding table

JOINT AND LAST SURVIVOR
POLICY

  MINIMUM AND                   Monthly                        $.00 to $83.33 per $1,000    $.00 to $83.33 per $1,000
  MAXIMUM COST OF                                              of net amount at risk        of net amount at risk
  INSURANCE CHARGE

  CHARGE IN THE FIRST           Monthly                        $.01 per $1,000 of net       $.06 per $1,000 of net
  POLICY YEAR FOR A MALE                                       amount at risk               amount at risk
  AND A FEMALE INSURED,
  JOINT ISSUE AGE 70, IN THE
  PREFERRED NONSMOKER RATE
  CLASS WITH A RIDER FACE
  AMOUNT OF $450,000

  SELECTION AND ISSUE           Monthly                        Same as base Policy -- see   Same as base Policy -- see
  EXPENSE CHARGE                                               preceding table              preceding table
-------------------------------------------------------------------------------------------------------------------------

Lifetime Coverage Rider         Monthly, beginning at the      $.76 per $1,000              $.76 per $1,000
                                Insured's age 80 (the          of net amount at risk        of net amount at risk
                                younger Insured's age 80
                                with respect to the Joint and
                                Last Survivor Policy)
-------------------------------------------------------------------------------------------------------------------------

Secondary Guarantee             Monthly                        $.02 per $1,000 of net       $.02 per $1,000 of net
Rider                                                          amount at risk               amount at risk
-------------------------------------------------------------------------------------------------------------------------

Waiver of Specified
Premium Rider/1/

  MINIMUM AND                   Monthly                        $1.30 to $10.88 per $100 of  $1.30 to $10.88 per $100 of
  MAXIMUM CHARGE                                               Specified Premium            Specified Premium

  CHARGE IN THE FIRST POLICY    Monthly                        $5.25 per $100 of Specified  $5.25 per $100 of Specified
  YEAR FOR A MALE INSURED,                                     Premium                      Premium
  ISSUE AGE 50, IN THE
  PREFERRED NONSMOKER RATE
  CLASS

  CHARGE IN THE FIRST POLICY    Monthly                        N/A                          N/A
  YEAR FOR A MALE INSURED
  AND A FEMALE INSURED,
  JOINT ISSUE AGE 70, IN THE
  PREFERRED NONSMOKER RATE
  CLASS
-------------------------------------------------------------------------------------------------------------------------

/1/ The charge for this rider varies based on individual characteristics, such as age(s) of the Insured(s), risk class and (except for unisex policies) sex of the Insured(s). The charge shown in the table may not be representative of the charge that a particular Policy Owner would pay. You may obtain more information about the rider charge for a particular Insured(s) by contacting your registered representative.

Additional Riders -- Single Life Policy

------------------------------------------------------------------------------------------------------------------
Charge                          When Charge is Deducted  Current Amount Deducted      Maximum Amount Deductible
------------------------------------------------------------------------------------------------------------------

Waiver of Monthly
Deduction Rider/1/

  MINIMUM AND                          Monthly           $3.00 to $28.50 per $100 of  $3.00 to $28.50 per $100 of
  MAXIMUM CHARGE                                         monthly deduction            monthly deduction

  CHARGE IN THE FIRST POLICY           Monthly           $14.50 per $100 of monthly   $14.50 per $100 of monthly
  YEAR FOR A MALE INSURED                                deduction                    deduction
  ISSUE AGE 50, IN THE
  PREFERRED NONSMOKER RATE
  CLASS
------------------------------------------------------------------------------------------------------------------

Additional Riders -- Joint and Last Survivor Policy

----------------------------------------------------------------------------------------------------------------------
Charge                             When Charge is Deducted  Current Amount Deducted      Maximum Amount Deductible
----------------------------------------------------------------------------------------------------------------------
Estate Preservation Term
Rider/1/

  MINIMUM AND                             Monthly           $.02 to $1.23 per $1,000 of  $.02 to $83.33 per $1,000 of
  MAXIMUM CHARGE                                            rider face amount            rider face amount

  CHARGE FOR A MALE AND                   Monthly           $.05 per $1,000 of rider     $.06 per $1,000 of rider
  A FEMALE INSURED, JOINT ISSUE                             face amount                  face amount
  AGE 70, IN THE PREFERRED
  NONSMOKER RATE CLASS WITH
  A RIDER FACE AMOUNT
  OF $450,000
----------------------------------------------------------------------------------------------------------------------

/1/ The charge for this rider varies based on individual characteristics, such as age(s) of the Insured(s), risk class and (except for unisex policies) sex of the Insured(s). The charge shown in the table may not be representative of the charge that a particular Policy Owner would pay. You may obtain more information about the rider charge for a particular Insured(s) by contacting your registered representative.

ANNUAL INVESTMENT FUND OPERATING EXPENSES

The next table describes the Investment Fund fees and expenses that a Policy Owner may pay periodically during the time that he or she owns the Policy. The table shows the minimum and maximum total operating expenses charged by the Investment Funds for the fiscal year ended December 31, 2008, before any contractual fee waivers and expense reimbursements. Expenses of the Investment Funds may be higher or lower in the future. More detail concerning each Investment Fund's fees and expenses is contained in the table that follows and in the prospectus for each Investment Fund.

                                                                      Minimum Maximum
-------------------------------------------------------------------------------------
Total Annual Investment Fund Operating Expenses
  (expenses that are deducted from Investment Fund assets, including
  management fees and other expenses)................................  0.29%   1.11%

INVESTMENT FUND EXPENSES

Annual Investment Fund Operating Expenses for the period ended December 31, 2008, as a percentage of average net assets were as follows:

                                                                                               Fee
                                                                                             Waivers
                                                                        Acquired    Gross      and
                                                                       Fund Fees    Total    Expense   Net Total
                                             Management  Other            and       Annual  Reimburse-   Annual
                                                Fees    Expenses 12b-1 Expenses/1/ Expenses   ments    Expenses/2/
------------------------------------------------------------------------------------------------------------------

MET INVESTORS SERIES TRUST
  (CLASS A SHARES)
 Clarion Global Real Estate Portfolio           0.63%     0.06%   --        --       0.69%      --        0.69%
 Harris Oakmark International Portfolio         0.78%     0.07%   --        --       0.85%      --        0.85%
 Lazard Mid Cap Portfolio                       0.69%     0.05%   --        --       0.74%      --        0.74%/3/
 Legg Mason Partners Aggressive Growth
   Portfolio                                    0.63%     0.02%   --        --       0.65%      --        0.65%
 Legg Mason Value Equity Portfolio              0.63%     0.04%   --        --       0.67%      --        0.67%
 Loomis Sayles Global Markets Portfolio         0.68%     0.05%   --        --       0.73%      --        0.73%
 Lord Abbett Bond Debenture Portfolio           0.50%     0.03%   --        --       0.53%      --        0.53%
 Lord Abbett Growth and Income Portfolio        0.50%     0.03%   --        --       0.53%      --        0.53%
 Met/AIM Small Cap Growth Portfolio             0.86%     0.03%   --        --       0.89%      --        0.89%
 MFS(R) Emerging Markets Equity Portfolio       0.98%     0.13%   --        --       1.11%      --        1.11%
 MFS(R) Research International Portfolio        0.70%     0.07%   --        --       0.77%      --        0.77%
 Oppenheimer Capital Appreciation Portfolio     0.59%     0.03%   --        --       0.62%      --        0.62%
 PIMCO Inflation Protected Bond Portfolio       0.49%     0.04%   --        --       0.53%      --        0.53%
 PIMCO Total Return Portfolio                   0.48%     0.04%   --        --       0.52%      --        0.52%
 RCM Technology Portfolio                       0.88%     0.09%   --        --       0.97%      --        0.97%
 T. Rowe Price Mid Cap Growth Portfolio         0.75%     0.03%   --        --       0.78%      --        0.78%
 Third Avenue Small Cap Value Portfolio         0.73%     0.04%   --        --       0.77%      --        0.77%
 Turner Mid Cap Growth Portfolio                0.77%     0.05%   --        --       0.82%      --        0.82%
 Van Kampen Comstock Portfolio                  0.58%     0.03%   --        --       0.61%      --        0.61%
 MetLife Defensive Strategy Portfolio           0.08%     0.01%   --      0.60%      0.69%      --        0.69%/4/
 MetLife Moderate Strategy Portfolio            0.07%       --    --      0.63%      0.70%      --        0.70%/4/
 MetLife Balanced Strategy Portfolio            0.06%       --    --      0.67%      0.73%      --        0.73%/4/
 MetLife Growth Strategy Portfolio              0.06%       --    --      0.71%      0.77%      --        0.77%/4/
 MetLife Aggressive Strategy Portfolio          0.09%     0.01%   --      0.74%      0.84%      --        0.84%/4/

                                                                                        Fee
                                                                                      Waivers
                                                                 Acquired    Gross      and
                                                                Fund Fees    Total    Expense   Net Total
                                      Management  Other            and       Annual  Reimburse-   Annual
                                         Fees    Expenses 12b-1 Expenses/1/ Expenses   ments    Expenses/2/
-----------------------------------------------------------------------------------------------------------

METROPOLITAN SERIES FUND, INC.
  (CLASS A SHARES)
 BlackRock Money Market Portfolio        0.32%     0.02%   --       --        0.34%      --        0.34%/5/
 Davis Venture Value Portfolio           0.70%     0.03%   --       --        0.73%      --        0.73%/6/
 Jennison Growth Portfolio               0.63%     0.04%   --       --        0.67%      --        0.67%
 Met/Artisan Mid Cap Value Portfolio     0.81%     0.04%   --       --        0.85%      --        0.85%
 MetLife Stock Index Portfolio           0.25%     0.04%   --       --        0.29%      --        0.29%/7/
 Western Asset Management U.S.
   Government Portfolio                  0.48%     0.04%   --       --        0.52%      --        0.52%
-----------------------------------------------------------------------------------------------------------

/1/ Acquired Fund Fees and Expenses are fees and expenses incurred indirectly by a portfolio as a result of investing in shares of one or more underlying portfolios.
/2/ Net Total Annual Operating Expenses do not reflect: (1) voluntary waivers of fees or expenses; (2) contractual waivers that are in effect for less than one year from the date of this Prospectus; or (3) expense reductions resulting from custodial fee credits or directed brokerage arrangements.
/3 /Other Expenses include 0.02% of deferred expense reimbursement from a prior period.
/4/ The Portfolio is a "funds of funds" that invests substantially all of its assets in other portfolios of the Met Investors Series Trust and the Metropolitan Series Fund, Inc. Because the Portfolio invests in other underlying portfolios, the Portfolio will also bear its pro rata portion of the operating expenses of the underlying portfolios in which the Portfolio invests, including the management fee.
/5/ MetLife Advisers, LLC has contractually agreed, for the period May 1, 2009 through April 30, 2010, to reduce the management fee for each Class of the Portfolio to the annual rate of 0.345% for the first $500 million of the Portfolio's average daily net assets and 0.335% for the next $500 million. Other Expenses include Treasury Guarantee Program expenses of 0.012% incurred for the period September 19, 2008 through December 31, 2008.
/6/ MetLife Advisers, LLC has contractually agreed, for the period May 1, 2009 through April 30, 2010, to reduce the management fee for each Class of the Portfolio to the annual rate of 0.75% for the first $50 million of the Portfolio's average daily net assets, 0.70% for the next $450 million, 0.65% for the next $4 billion, and 0.625% for amounts over $4.5 billion.
/7/ MetLife Advisers, LLC has contractually agreed, for the period May 1, 2009 through April 30, 2010, to reduce the management fee for each Class of the Portfolio to 0.243%.

   For information concerning compensation paid for the sale of the Policies, see "Distribution."

THE VARIABLE LIFE INSURANCE POLICY

The Policy provides for life insurance coverage on the Insured(s). It has a Accumulation Account Value, a death benefit, surrender rights, loan privileges and other characteristics associated with traditional and universal life insurance. However, since the Policy is a variable life insurance Policy, the value of your Policy will increase or decrease depending upon the investment experience of the Investment Funds you choose. The duration or amount of the death benefit may also vary based on the investment performance of the underlying Investment Funds. To the extent you select any of the Investment Funds, you bear the investment risk. If your Accumulation Account Value less any loans, loan interest accrued, unpaid selection and issue expense charge due for the remainder of the first Policy year, and surrender charges and any partial withdrawal fee is insufficient to pay the monthly deductions, the Policy may terminate.

WHO SHOULD PURCHASE THE POLICY?

The Policy is designed for individuals and businesses that have a need for death protection but who also desire to potentially increase the values in their policies through investment in the Investment Funds. The Policy offers the following to individuals:

..  create or conserve one's estate;

..  supplement retirement income; and

..  access to funds through loans and surrenders.

REPLACING EXISTING INSURANCE

If you currently own a variable life insurance policy on the life of (one of) the Insured(s), you should consider whether the purchase of the Policy is appropriate.

It may not be in your best interest to surrender, lapse, change, or borrow from existing life insurance policies or annuity contracts in connection with the purchase of the Policy. You should compare your existing insurance and the Policy carefully. You should replace your existing insurance only when you determine that the Policy is better for you. The Policy will impose a new surrender charge period. You should talk to your financial professional or tax adviser to make sure any exchange will be tax-free. If you surrender your existing policy for cash and then buy the Policy, you may have to pay a tax, including possibly a penalty tax, on the surrender. Because we will not issue the Policy until we have received an initial premium from your existing insurance company, the issuance of the Policy may be delayed.

PURCHASES

APPLICATION FOR A POLICY

In order to purchase a Policy, you must submit an application to us that requests information about (both of) the proposed Insured(s). In some cases, we will ask for additional information. We may request that the proposed Insured(s) provide us with medical records or a physician's statement, or submit to a complete paramedical examination.

PREMIUMS

Before coverage begins under a Policy, the application and the premium must be in good order as determined by our administrative rules. You may receive a copy of a Policy before that time for examination but there will be no coverage. The minimum initial premium we accept is computed for you based on the Face Amount you request. Insurance coverage begins under a Policy as of the Issue Date. Policy Anniversaries, Policy years and Policy months are measured from the Issue Date.

The Policy is designed for the payment of subsequent premiums after payment of the initial premium. You can establish planned annual premiums. Each premium after the initial premium must be at least $10. All premiums must be paid at our Service Office. We accept premiums paid by check or cashier's check. We do not accept cash, money orders or traveler's check. The Policy is not designed for professional market timing organizations, other entities, or persons using programmed, large, or frequent transfers.

If you establish a schedule of planned premiums, we will send you billing notices for these premium payments. A failure to pay such a premium payment will not itself cause the Policy to lapse. However, at the end of the first Policy year, your total premium payments must be greater than or equal to the minimum initial annual premium amount as shown on the specifications page of your Policy.

UNSCHEDULED PREMIUMS

You can make additional unscheduled premium payments at any time while the Policy is in force. However, in order to preserve the favorable tax status of the Policy, we may limit the amount of the premiums and may return any premiums that exceed the limits stated under the Internal Revenue Code.

If MetLife Investors receives a premium payment which would cause the death benefit to increase by an amount that exceeds the Net Premium portion of the payment, then MetLife Investors reserves the right to:

(1) refuse that premium payment, or

(2) require additional evidence of insurability before it accepts the premium.

Premiums can not be paid after the Insured attains age 100 with respect to the Single Life Policy, or after the younger Insured attains age 100 with respect to the Joint and Last Survivor Policy.

COMMUNICATIONS AND PAYMENTS

We will treat your request for a Policy transaction, or your submission of a payment, as received by us if we receive a request conforming to our administrative procedures or a payment at our Service Office before the close of regular trading on the New York Stock Exchange on that day (usually 4:00 p.m. Eastern Time). If we receive it after that time, or if the New York Stock Exchange is not open that day, then we will treat it as received on the next day when the New York Stock Exchange is open. These rules apply regardless of the reason we did not receive your request by the close of regular trading on the New York Stock Exchange -- even if due to our delay (such as a delay in answering your telephone call).

LAPSE AND GRACE PERIOD

During the first 5 Policy years, your Policy will not lapse even if the Cash Surrender Value of your Policy is insufficient to pay for the monthly deductions when:

.. the sum of all premiums paid on the Policy (reduced by any partial withdrawals and any outstanding loan balance) is at least equal to the sum of the No Lapse Monthly Premiums for the elapsed months since the Issue Date.

The No Lapse Monthly Premium is one twelfth of the No Lapse Annual Premium, which can be found on the specifications page of your Policy. The No Lapse Monthly Premium may be modified if you change your Face Amount, make a change in the premium class of the Insured(s) within 5 years of the Issue Date, or if there is an addition or deletion of a rider.

After the first 5 Policy years, lapse will occur if:

..  the Cash Surrender Value is not sufficient to cover the monthly deduction;
   and

..  a grace period expires without a sufficient premium payment.

When a Policy is about to terminate, the Policy provides a grace period in order for you to make a premium payment or a loan repayment to keep your Policy in force. The grace period, which is 62 days, begins on the Monthly Anniversary on which the Cash Surrender Value is insufficient to meet the next monthly deduction. We will notify you and any assignee of record of the amount of additional premium that must be paid to keep the Policy from terminating. If we do not receive the required amount within the grace period, the Policy will lapse and terminate without Accumulation Account Value.

Even if you pay the No Lapse Premium throughout the No Lapse Period, the Cash Surrender Value at the end of the No Lapse Period may be insufficient to keep the Policy in force unless an additional premium payment is made at that time. The additional premium required may be significantly higher than the No Lapse Premium. If you pay only the No Lapse Premium, you may be foregoing the advantage of potentially building up a significant Accumulation Account Value.

If the Insured with respect to the Single Life Policy (or Last Insured with respect to the Joint and Last Survivor Policy) dies during the grace period, any overdue monthly deductions will be deducted from the death benefit otherwise payable.

REINSTATEMENT

If your Policy terminated at the end of a grace period, you can request that we reinstate it (restore your insurance coverage) anytime within 5 years after its termination. To reinstate your Policy you must:

..  submit a written request for reinstatement;

.. submit proof satisfactory to us that the Insured is still insurable with respect to the Single Life Policy (or that both of the Insureds are still insurable with respect to the Joint and Last Survivor Policy) at the risk class that applies for the latest Face Amount portion then in effect (with respect to the Joint and Last Survivor Policy, if only one Insured is alive on the date the Policy lapsed, you need only submit proof for the living Insured);

.. pay a Net Premium large enough to cover the monthly deductions that were due at the time of lapse and 2 times the monthly deduction due at the time of reinstatement; and

.. pay an amount large enough to cover any loan interest due and unpaid at the time of lapse.

The reinstatement date is the date we approve the application for reinstatement. The Accumulation Account Value of your Policy on the reinstatement date is equal to:

..  the amount of any Policy loan reinstated;

.. increased by the Net Premiums paid at reinstatement, any Policy loan paid at the time of reinstatement, and the amount of any surrender charge paid at the time of lapse;

.. decreased by any monthly deductions and loan interest due and unpaid at the time of lapse.

Upon reinstatement:

..  The Surrender Charge at the time of reinstatement will be the Surrender
   Charge in effect at the time of lapse. If only a portion of the coverage is reinstated then only the applicable portion of the Surrender Charge will be reinstated, and the Accumulation Account Value following reinstatement will be increased by the applicable portion of the Surrender Charge imposed at the time of lapse.

.. Following reinstatement, the No Lapse Period provision will again be applicable for any remaining portion of the No Lapse Period if sufficient premium is paid so that, as of the effective date of reinstatement, the sum of all premiums paid (reduced by any partial withdrawals and any outstanding loans), is greater than the No Lapse Monthly Premiums multiplied by the number of elapsed months since the Issue Date.

The Policy may not be reinstated if it has been surrendered or if the Insured, with respect to the Single Life Policy, or an Insured who was living at the time of lapse with respect to the Joint and Last Survivor Policy, dies before the reinstatement date. If a Policy is to be reinstated, it must be done prior to the Insured's (with respect to the Single Life Policy), or the younger Insured's (with respect to the Joint and Last Survivor Policy), Attained Age
100. There will be a full monthly deduction for the Policy month which includes the reinstatement date.

ALLOCATION OF PREMIUM

When we receive a premium from you, we deduct:

..  a Tax Charge for premium taxes and Federal taxes; and

..  a Sales Charge.

The premium less these charges is referred to as the Net Premium. Your Net Premium is allocated to the General Account or one or more of the Investment Funds, as selected by you.

When we issue you a Policy, we automatically allocate your initial Net Premium (and any other Net Premium received during the free look period) to the General Account and/or the Investment Funds in accordance with your selections requested in the application. For any chosen allocation, the percentages must be in whole numbers and currently, our practice is to require that a minimum percentage of 1% of Net Premium be allocated. This allocation is not subject to the transfer fee provision. If you are age 60 or older and allocate 100% of your initial Net Premium to the BlackRock Money Market Portfolio in order to obtain a refund of premiums should you cancel the Policy during the free look period, we will not automatically reallocate your Accumulation Account Value or your future premiums to the Investment Funds and/or the General Account at the end of the free look period. You must contact our Service Office in order to request a transfer or reallocation.

ACCUMULATION ACCOUNT VALUE OF YOUR POLICY

The Accumulation Account Value equals the sum of the amounts in the General Account, the Investment Funds you have selected, and the Loan Account.

Please see your Policy for information regarding the method we use to determine the Accumulation Account Value of premium allocated to the General Account.

METHOD OF DETERMINING ACCUMULATION ACCOUNT VALUE OF AN INVESTMENT FUND

The value of your Policy will go up or down depending upon the investment performance of the Investment Fund(s) you choose and the charges and deductions made against your Policy.

The Accumulation Account Value of the Investment Funds is determined for each Valuation Period. When we apply your initial premium to an Investment Fund on the Investment Start Date, the Accumulation Account Value equals the Net
Premium allocated to the Investment Fund, minus the monthly deduction(s) due from the Issue Date through the Investment Start Date. Thereafter, on each Valuation Date, the Accumulation Account Value in an Investment Fund will equal:

(1) The Accumulation Account Value in the Investment Fund on the preceding Valuation Date, multiplied by the Investment Fund's Net Investment Factor (defined below) for the current Valuation Period; plus

(2) Any Net Premium payments received during the current Valuation Period which are allocated to the Investment Fund; plus

(3) Any loan repayments allocated to the Investment Fund during the current Valuation Period; plus

(4) Any amounts transferred to the Investment Fund from the General Account or from another Investment Fund during the current Valuation Period; plus

(5) That portion of the interest credited on outstanding loans which is allocated to the Investment Fund during the current Valuation Period; minus

(6) Any amounts transferred plus any transfer charges from the Investment Fund to the General Account, Loan Account, or to another Investment Fund during the current Valuation Period (including any transfer charges); minus

(7) Any partial withdrawals from the Investment Fund during the current Valuation Period; minus

(8) Any withdrawal due to a pro-rata surrender from the Investment Fund during the current Valuation Period; minus

(9) Any withdrawal transaction charge or surrender charges incurred during the current Valuation Period attributed to the Investment Fund in connection with a partial withdrawal or pro-rata surrender; minus

(10) If a Monthly Anniversary occurs during the current Valuation Period, the portion of the monthly deduction allocated to the Investment Fund during the current Valuation Period to cover the Policy month which starts during that Valuation Period.

NET INVESTMENT FACTOR

The Net Investment Factor measures the investment performance of an Investment Fund during a Valuation Period. The Net Investment Factor for each Investment Fund for a Valuation Period is calculated as follows:

(1) The value of the assets at the end of the preceding Valuation Period; plus

(2) The investment income and capital gains, realized or unrealized, credited to the assets in the Valuation Period for which the Net Investment Factor is being determined; minus

(3) The capital losses, realized or unrealized, charged against those assets during the Valuation Period; minus

(4) Any amount charged against each Investment Fund for taxes, including any tax or other economic burden resulting from the application of the tax laws determined by us to be properly attributable to the Investment Funds, or any amount set aside during the Valuation Period as a reserve for taxes attributable to the operation or maintenance of each Investment Fund; minus

(5) The mortality and expense risk charge equal to a percentage of the average net assets for each day in the Valuation Period (see "Charges"); divided by

(6) The value of the assets at the end of the preceding Valuation Period.

OUR RIGHT TO REJECT OR RETURN A PREMIUM PAYMENT

In order to receive the tax treatment for life insurance under the Internal Revenue Code (Code), a Policy must initially qualify and continue to qualify as life insurance under the Code. To maintain this qualification, we have reserved the right under the Policy to return any premiums paid which we have determined will cause the Policy to fail as life insurance. We also have the right to make changes in the Policy or to make a distribution to the extent we determine this is necessary to continue to qualify the Policy as life insurance. Such distributions may have current income tax consequences to you.

If subsequent premiums would cause your Policy to become a Modified Endowment Contract (MEC), we will notify you and give you an opportunity to receive a refund of the excess premium to prevent your Policy from being treated as a MEC. (See "Federal Tax Status" for further discussion of the Policy's qualification as a life insurance contract under the Code and the consequences of being a MEC.) If mandated under other applicable federal or state law, we also may be required to return a premium payment.

THE SEPARATE ACCOUNT AND THE INVESTMENT FUNDS

METLIFE INVESTORS AND THE SEPARATE ACCOUNT

The Separate Account was established on October 23, 1991 to hold the assets that underlie the Policies. The Separate Account is registered with the Securities and Exchange Commission as a unit investment trust under the Investment Company Act of 1940, as amended.

Prior to November 9, 2009, the Company issued Policies under MetLife Investors Variable Life Account Five (the "Former Separate Account"). Effective November 9, 2009, the Former Separate Account was combined with and into the Separate Account (the "Combination"). In connection with the Combination, we transferred the assets of the Former Separate Account to the Separate Account and the Separate Account assumed the liabilities and contractual obligations of the Former Separate Account.

The Combination does not affect Policy Owners in any way. There are no changes in our obligations or your rights and benefits under the Policy. Your Cash Value is not affected by the Combination and no charges have been or will be imposed in connection therewith. The Investment Funds available under your Policy have not changed. Your Cash Value is allocated to the same Investment Funds (with the same unit values) as it was before the Combination. The Combination does not result in any federal income tax consequences to you. After the Combination, the financial statements will report assets on a combined basis. The financial statements will also combine any sub-accounts that invest in the same Investment Funds and illustrate unit values as a range.

The assets of the Separate Account are held in our name on behalf of the Separate Account and are not chargeable with liabilities arising out of any other business we may conduct. All income, gains, and losses (realized or unrealized) resulting from those assets are credited to or against the Separate Account without regard to our other income, gains and losses. We are obligated to pay all benefits under the Policies. The amount of the Policy's death benefit that exceeds the Policy's Account Accumulation Value is paid from the General Account. Death benefit amounts paid from the General Account are subject to the claims paying ability of the Company.

For Policies issued on or before December 31, 2002, General American Life Insurance Company ("General American"), the former parent of MetLife Investors, agreed to ensure that MetLife Investors will have sufficient funds to meet its obligations under the Policies. In the event an Owner or Beneficiary of such a Policy presents a legitimate claim for payment, General American will pay such claim directly to the Owner or Beneficiary if MetLife Investors is unable to make such payment. This guarantee is enforceable against General American directly without any requirement that the Policy Owner or Beneficiary first file a claim against MetLife Investors. The guarantee agreement is binding on General American, its successors or assigns and shall terminate only if the guarantee is assigned to an organization having a financial rating from certain specified rating agencies equal to or better than General American's rating. With respect to the guarantee, General American is relying on the exemption provided by Rule 12h-7 under the Securities Exchange Act of 1934.

There are currently 30 Investment Funds available in the Policy. The Investment Funds are offered through two open-end, diversified management investment companies: (1) Met Investors Series Trust and (2) Metropolitan Series Fund, Inc.

PURCHASERS SHOULD READ THIS PROSPECTUS CAREFULLY BEFORE INVESTING. COPIES OF THE PROSPECTUSES FOR THE INVESTMENT FUNDS WILL ACCOMPANY OR PRECEDE THE DELIVERY OF YOUR POLICY. YOU CAN OBTAIN COPIES OF THE FUND PROSPECTUSES BY CALLING OR WRITING TO US AT: METLIFE INVESTORS INSURANCE COMPANY, SERVICE OFFICE, P.O. BOX 358, WARWICK, RI 02887-0358, (800) 638-9294. CERTAIN
PORTFOLIOS CONTAINED IN THE INVESTMENT FUND PROSPECTUSES MAY NOT BE AVAILABLE WITH YOUR POLICY.

The investment objectives and policies of certain of the Investment Funds are similar to the investment objectives and policies of other mutual funds that certain of the same investment advisers or sub-advisers manage. Although the objectives and policies may be similar, the investment results of the Investment Funds may be higher or lower than the results of such other mutual funds. The investment advisers or sub-advisers cannot guarantee, and make no representation, that the investment results of similar funds will be comparable even though the Investment Funds have the same investment advisers or sub-advisers.

An Investment Fund's performance may be affected by risks specific to certain types of investments, such as foreign securities, derivative investments, non-investment grade debt securities, initial public offerings (IPOs) or companies with relatively small market capitalizations. IPOs and other investment techniques may have a magnified performance impact on a Fund with a small asset base. An Investment Fund may not experience similar performance as its assets grow.

MetLife Advisers, LLC (MetLife Advisers), an affiliate of MetLife Investors, is the investment adviser to the Met Investors Series Trust and the Metropolitan Series Fund, Inc. Prior to May 1, 2009, Met Investors Advisory, LLC was the investment adviser to the Met Investors Series Trust. Effective May 1, 2009, Met Investors Advisory, LLC merged with and into MetLife Advisers. MetLife Advisers has engaged sub-advisers to provide investment advice and make day-to-day investment decisions for the individual portfolios. The sub-adviser and investment objective of each of the Investment Funds available under the Policy are as follows:

MET INVESTORS SERIES TRUST                        ADVISER: METLIFE ADVISERS, LLC

Investment Fund                         Sub-Adviser              Investment Objective
----------------------------------------------------------------------------------------------------------------

Clarion Global Real Estate Portfolio    ING Clarion Real Estate  Total return through investment in real estate
                                        Securities, L.P.         securities, emphasizing both capital
                                                                 appreciation and current income.

Harris Oakmark International Portfolio  Harris Associates L.P.   Long-term capital appreciation.

Lazard Mid Cap Portfolio                Lazard Asset             Long-term growth of capital.
                                        Management LLC

Legg Mason Partners Aggressive Growth   ClearBridge Advisors,    Capital appreciation.
Portfolio                               LLC


Legg Mason Value Equity Portfolio       Legg Mason Capital       Long-term growth of capital.
                                        Management, Inc.

Loomis Sayles Global Markets Portfolio  Loomis, Sayles &         High total investment return through a
                                        Company, L.P.            combination of capital appreciation and
                                                                 income.

MET INVESTORS SERIES TRUST                        ADVISER: METLIFE ADVISERS, LLC

Investment Fund                             Sub-Adviser              Investment Objective
--------------------------------------------------------------------------------------------------------------------

Lord Abbett Bond Debenture Portfolio        Lord, Abbett & Co. LLC   High current income and the opportunity for
                                                                     capital appreciation to produce a high total
                                                                     return.

Lord Abbett Growth and Income Portfolio     Lord, Abbett & Co. LLC   Long-term growth of capital and income
                                                                     without excessive fluctuation in market value.

Met/AIM Small Cap Growth Portfolio          Invesco Aim Capital      Long-term growth of capital.
                                            Management, Inc.

MFS(R) Emerging Markets Equity Portfolio    Massachusetts Financial  Capital appreciation.
                                            Services Company

MFS(R) Research International Portfolio     Massachusetts Financial  Capital appreciation.
                                            Services Company

Oppenheimer Capital Appreciation Portfolio  OppenheimerFunds, Inc.   Capital appreciation.

PIMCO Inflation Protected Bond Portfolio    Pacific Investment       Maximum real return, consistent with
                                            Management Company       preservation of capital and prudent
                                            LLC                      investment management.

PIMCO Total Return Portfolio                Pacific Investment       Maximum total return, consistent with the
                                            Management Company       preservation of capital and prudent
                                            LLC                      investment management.

RCM Technology Portfolio                    RCM Capital              Capital appreciation; no consideration is
                                            Management LLC           given to income.

T. Rowe Price Mid Cap Growth Portfolio      T. Rowe Price            Long-term growth of capital.
                                            Associates, Inc.

Third Avenue Small Cap Value Portfolio      Third Avenue             Long-term capital appreciation.
                                            Management LLC

Turner Mid Cap Growth Portfolio             Turner Investment        Capital appreciation.
                                            Partners, Inc.

Van Kampen Comstock Portfolio               Morgan Stanley           Capital growth and income.
                                            Investment Management,
                                            Inc.

MetLife Defensive Strategy Portfolio        N/A                      A high level of current income with growth
                                                                     of capital a secondary objective.

MetLife Moderate Strategy Portfolio         N/A                      High total return in the form of income and
                                                                     growth of capital, with a greater emphasis on
                                                                     income.

MetLife Balanced Strategy Portfolio         N/A                      A balance between a high level of current
                                                                     income and growth of capital with a greater
                                                                     emphasis on growth of capital.

MetLife Growth Strategy Portfolio           N/A                      Growth of capital.

MetLife Aggressive Strategy Portfolio       N/A                      Growth of capital.

METROPOLITAN SERIES FUND, INC.                    ADVISER: METLIFE ADVISERS, LLC

Investment Fund                           Sub-Adviser               Investment Objective
-----------------------------------------------------------------------------------------------------------------

BlackRock Money Market Portfolio/1/       BlackRock Advisors,       High level of current income consistent with
                                          LLC                       preservation of capital.

Davis Venture Value Portfolio             Davis Selected Advisers,  Growth of capital.
                                          L.P./2/

Jennison Growth Portfolio                 Jennison Associates LLC   Long-term growth of capital.

Met/Artisan Mid Cap Value Portfolio       Artisan Partners Limited  Long-term capital growth.
                                          Partnership/3/

MetLife Stock Index Portfolio             MetLife Investment        To equal the performance of the Standard &
                                          Advisors Company, LLC     Poor's 500 Composite Stock Price Index.

Western Asset Management U.S. Government  Western Asset             Maximize total return consistent with
Portfolio                                 Management Company        preservation of capital and maintenance of
                                                                    liquidity.
-----------------------------------------------------------------------------------------------------------------

/1/ An investment in the BlackRock Money Market Portfolio is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. Although the Portfolio seeks to preserve the value of your investment at $100 per share, it is possible to lose money by investing in the Portfolio. During extended periods of low interest rates, the yields of the Sub-Account investing in the BlackRock Money Market Portfolio may become extremely low and possibly negative.
/2/ Davis Selected Advisers, L.P. may also delegate any of its responsibilities to Davis Selected Advisers-NY, Inc., a wholly-owned subsidiary.
/3/ Prior to May 1, 2009, Harris Associates L.P. was the sub-adviser to the Portfolio.

Shares of the Investment Funds may be offered in connection with certain variable annuity contracts and variable life insurance policies of various life insurance companies which may or may not be affiliated with us. Certain Investment Funds may also be sold directly to qualified plans. The Funds believe that offering their shares in this manner will not be disadvantageous to you.

CERTAIN PAYMENTS WE RECEIVE WITH REGARD TO THE INVESTMENT FUNDS

We do not receive compensation from any of the advisers or sub-advisers of any of the Portfolios of the Met Investors Series Trust or the Metropolitan Series Fund, Inc. (or their affiliates) for administrative or other services relating to the Portfolios. However, we and/or certain of our affiliated insurance companies have joint ownership interests in our affiliated investment adviser, MetLife Advisers, which is organized as a limited liability company. Our membership interests entitle us to profit distributions if the adviser makes a profit with respect to the advisory fees it receives from an Investment Fund. We will benefit accordingly from assets allocated to the Investment Funds to the extent they result in profits to the adviser. (See "Fee Tables -- Annual Investment Fund Operating Expenses" for information on the management fees paid to the adviser and the Statement of Additional Information for the Investment Funds for information on the management fees paid by the adviser to sub-advisers.) Additionally, an investment adviser or sub-adviser of an Investment Fund or its affiliates may provide us with wholesaling services that assist in the distribution of the Policies and may pay us and/or certain affiliates amounts to participate in sales meetings. These amounts may be significant and may provide the adviser or sub-adviser (or other affiliate) with increased access to persons involved in the distribution of the Policies.

SELECTION OF THE INVESTMENT FUNDS

We select the Investment Funds offered through the Policy based on several criteria, including asset class coverage, the strength of the adviser's or sub-adviser's reputation and tenure, brand recognition, performance, and the capability and qualification of each investment firm. Another factor we consider during the selection process is whether the Investment Fund's adviser or sub-adviser is one of our affiliates or whether the Investment Fund, its adviser, its sub-adviser(s), or an affiliate will compensate us or our affiliates for providing certain administrative and other services, as described above. In some cases, we have included Investment Funds based on recommendations made by selling firms through which the contract is sold. We review the Investment Funds periodically and may remove an Investment Fund or limit its availability to new purchase payments and/or transfers of Accumulation Account Value if we determine that the Investment Fund no longer meets one or more of the selection criteria, and/or if the Investment Fund has not attracted significant allocations from policy owners. We do not provide investment advice and do not recommend or endorse any particular Investment Fund.

WE DO NOT PROVIDE INVESTMENT ADVICE AND DO NOT RECOMMEND OR ENDORSE ANY PARTICULAR INVESTMENT FUND. YOU BEAR THE RISK OF ANY DECLINE IN THE CASH VALUE OF YOUR POLICY RESULTING FROM THE PERFORMANCE OF THE INVESTMENT FUNDS YOU HAVE CHOSEN.

SUBSTITUTION AND LIMITATIONS ON FURTHER INVESTMENTS

We may, without your consent, add additional Investment Funds that may have different fees and expenses. You may be permitted to allocate additional premium payments and/or transfer Accumulation Account Value to the additional Investment Fund(s). However, the right to make any allocation or transfer will be limited by any terms and conditions in effect at the time of the allocation or transfer.

If investment in the Investment Funds or a particular Investment Fund is no longer possible, in our judgment becomes inappropriate for the purposes of the Policy, or for any other reason in our sole discretion, we may substitute another Investment Fund or Investment Funds without your consent. The substituted Investment Fund(s) may have different fees and expenses. Substitution may be made with respect to existing investments or the investment of future premiums, or both. However, we will not make such substitution without any necessary approval of the Securities and Exchange Commission and applicable state insurance departments. Furthermore, we may close Investment Funds to allocations of premiums or Accumulation Account Value, or both, at any time in our sole discretion.

If automatic allocations (such as dollar cost averaging or portfolio rebalancing) are being made to an Investment Fund that is closed, and if you do not give us other instructions, then any amounts that would have gone into the closed Investment Fund will be allocated the BlackRock Money Market Portfolio.

In addition, we may decide to operate the Separate Account as a management company under the Investment Company Act of 1940, deregister the Separate Account under that Act in the event registration is no longer required, combine the Separate Account with other separate accounts, or transfer Separate Account assets to other separate accounts.

VOTING

In accordance with our view of present applicable law, we will vote the shares of the Investment Funds at special meetings of shareholders in accordance with instructions received from Owners having a voting interest. We will vote shares for which we have not received instructions in the same proportion as we vote shares for which we have received instructions. We will vote shares we own in the same proportion as we vote shares for which we have received instructions. The effect of this proportional voting is that a small number of Policy Owners may control the outcome of a vote. The Funds do not hold regular meetings of shareholders.

If the Investment Company Act of 1940 or any regulation thereunder should be amended or if the present interpretation thereof should change, and as a result we determine that we are permitted to vote the shares of the Funds in our own right, we may elect to do so.

The voting interests of an Owner in the Investment Funds will be determined as follows: Owners may cast one vote for each $100 of Account Value of a Policy which is allocated to an Investment Fund on the record date. Fractional votes are counted.

The number of shares which a person has a right to vote will be determined as of the date to be chosen by us not more than sixty (60) days prior to the meeting of the Fund. Voting instructions will be solicited by written communication at least fourteen (14) days prior to such meeting.

Each Owner having such a voting interest will receive periodic reports relating to the Investment Funds in which he or she has an interest, proxy material and a form with which to give such voting instructions.

TRANSFERS

At your request to our Service Office, we will transfer amounts in your Policy from any Investment Fund to another Investment Fund, or to and from the General Account (subject to restrictions). The minimum amount that can be transferred is the lesser of the minimum transfer amount (currently $500), or the total value in an Investment Fund or the General Account. You can make twelve transfers or partial withdrawals in a Policy year without charge. We may charge a transfer fee of $25 for additional transfers in a Policy year. Transfers resulting from Policy loans will not be counted for purposes of the limitations on the amount or frequency of transfers allowed in each Policy year.

The maximum amount you can transfer from the General Account in any Policy year is the greater of:

(a) 25% of a Policy's Cash Surrender Value in the General Account at the beginning of the Policy year, or

(b) the previous Policy year's General Account maximum withdrawal amount, not to exceed the total Cash Surrender Value of the Policy.

We are not currently imposing these restrictions, but we reserve the right to do so.

Frequent requests from Policy Owners to transfer cash value may dilute the value of an Investment Fund's shares if the frequent trading involves an attempt to take advantage of pricing inefficiencies created by a lag between a change in the value of the securities held by the Investment Fund and the reflection of that change in the Investment Fund's share price ("arbitrage trading"). Regardless of the existence of pricing inefficiencies, frequent transfers may also increase brokerage and administrative costs of the underlying Investment Funds and may disrupt portfolio management strategy, requiring an Investment Fund to maintain a high cash position and possibly resulting in lost investment opportunities and forced liquidations ("disruptive trading"). Accordingly, arbitrage trading and disruptive trading activities (referred to collectively as "market timing") may adversely affect the long-term performance of the Investment Funds, which may in turn adversely affect Policy Owners and other persons who may have an interest in the Policies (E.G., beneficiaries).

We have policies and procedures that attempt to detect and deter frequent transfers in situations where we determine there is a potential for arbitrage trading. Currently, we believe that such situations may be presented in the international, small-cap, and high-yield Investment Funds (i.e., the Clarion Global Real Estate Portfolio, Harris Oakmark International Portfolio, Loomis Sayles Global Markets Portfolio, Lord Abbett Bond Debenture Portfolio, Met/AIM Small Cap Growth Portfolio, MFS Emerging Markets Equity Portfolio, MFS Research International Portfolio and Third Avenue Small Cap Value Portfolio) and we monitor transfer activity in those Investment Funds (the "Monitored Portfolios"). We employ various means to monitor transfer activity, such as examining the frequency and size of transfers into and out of the Monitored Portfolios within given periods of time. For example, we currently monitor transfer activity to determine if, for each category of international, small-cap, and high-yield Investment Fund, in a 12-month period there were, (1) six or more transfers involving the given category; (2) cumulative gross transfers involving the given category that exceed the current Cash Value; and
(3) two or more "round-trips" involving any Monitored Portfolio in the given category. A round- trip generally is defined as a transfer in followed by a transfer out within the next seven calendar days or a transfer out followed by a transfer in within the next seven calendar days, in either case subject to certain other criteria.

We do not believe that other Investment Funds present a significant opportunity to engage in arbitrage trading and therefore do not monitor transfer activity in those Investment Funds. We may change the Monitored Portfolios at any time without notice in our sole discretion. In addition to monitoring transfer activity in certain Investment Funds, we rely on the underlying Investment Funds to bring any potential disruptive trading activity they identify to our attention for investigation on a case-by-case basis. We will also investigate any other harmful transfer activity that we identify from time to time. We may revise these policies and procedures in our sole discretion at any time without prior notice.

Our policies and procedures may result in transfer restrictions being applied to deter market timing. Currently, when we detect transfer activity in the Monitored Portfolios that exceeds our current transfer limits, or other transfer activity that we believe may be harmful to other Policy Owners or other persons who have an interest in the Policies, we require all future transfer requests to or from any Monitored Portfolios or other identified Investment Funds under that Policy to be submitted either (i) in writing with an original signature or (ii) by telephone prior to 10:00 a.m. Transfers made under the dollar cost averaging or rebalancing program are not treated as transfers when we evaluate trading patterns for market timing.

The detection and deterrence of harmful transfer activity involves judgments that are inherently subjective, such as the decision to monitor only those Investment Funds that we believe are susceptible to arbitrage trading or the determination of transfer limits. Our ability to detect and/or restrict such transfer activity may be limited by operational and technological systems, as well as our ability to predict strategies employed by Policy Owners to avoid such detection. Our ability to restrict such transfer activity may also be limited by provisions of the Policy. Accordingly, there is no assurance that we will prevent all transfer activity that may adversely affect Policy Owners and other persons with interests in the Policies. We do not accommodate market timing in any Investment Funds and there are no arrangements in place to permit any Policy Owner to engage in market timing; we apply our policies and procedures without exception, waiver, or special arrangement.

The Investment Funds may have adopted their own policies and procedures with respect to frequent purchases and redemptions of their respective shares, and we reserve the right to enforce these policies and procedures. For example, Investment Funds may assess a redemption fee (which we reserve the right to collect) on shares held for a relatively short period. The prospectuses for the Investment Funds describe any such policies and procedures, which may be more or less restrictive than the policies and procedures we have adopted. Although we may not have the contractual authority or the operational capacity to apply the frequent trading policies and procedures of the Investment Funds, we have entered into a written agreement, as required by SEC regulation, with each Investment Fund or its principal underwriter that obligates us to provide to the Investment Fund promptly upon request certain information about the trading activity of individual Policy Owners, and to execute instructions from the Investment Fund to restrict or prohibit further purchases or transfers by specific Policy Owners who violate the frequent trading policies established by the Investment Fund.

In addition, Policy Owners and other persons with interests in the Policies should be aware that the purchase and redemption orders received by the Investment Funds generally are "omnibus" orders from intermediaries such as retirement plans or separate accounts funding variable insurance contracts. The omnibus orders reflect the aggregation and netting of multiple orders from individual owners of variable insurance policies and/or individual retirement plan participants. The omnibus nature of these orders may limit the Investment Funds in their ability to apply their frequent trading policies and procedures. In addition, the other insurance companies and/or retirement plans may have different policies and procedures or may not have any such policies and procedures because of contractual limitations. For these reasons, we cannot guarantee that the Investment Funds (and thus Policy Owners) will not be harmed by transfer activity relating to the other insurance companies and/or retirement plans that may invest in the Investment Funds. If an Investment Fund believes that an omnibus order reflects one or more transfer requests from Policy Owners engaged in disruptive trading activity, the Investment Fund may reject the entire omnibus order.

In accordance with applicable law, we reserve the right to modify or terminate the transfer privilege at any time. We also reserve the right to defer or restrict the transfer privilege at any time that we are unable to purchase or redeem shares of any of the Investment Funds, including any refusal or restriction on purchases or redemptions of their shares as a result of their own policies and procedures on market timing activities (even if an entire omnibus order is rejected due to the market timing activity of a single Policy Owner). You should read the Investment Fund prospectuses for more details.

DOLLAR COST AVERAGING

Dollar cost averaging is a program which enables you to allocate specified dollar amounts from the BlackRock Money Market Portfolio to other Investment Funds on a monthly basis. By allocating amounts on a monthly basis, you may be less susceptible to the impact of market fluctuations.

Dollar cost averaging may be selected by completing the proper forms. The minimum transfer amount is $100. The minimum amount that can be allocated to an Investment Fund is 5% of the amount transferred. You can elect to participate in this program at any time by properly completing the dollar cost averaging election form.

Dollar cost averaging will terminate when any of the following occurs:

1) the value of the BlackRock Money Market Portfolio is completely depleted; or

2) you request termination in writing.

There is no current charge for dollar cost averaging but we reserve the right to charge for this program in the future. Transfers made under dollar cost averaging do not count against the total of 12 transfers allowed without charge in a Policy year. Dollar cost averaging cannot be used simultaneously with the portfolio rebalancing program.

PORTFOLIO REBALANCING

Over time, the funds in the General Account and the Investment Funds will accumulate at different rates as a result of different investment returns. You may direct us to automatically restore the balance of the Accumulation Account Value in the General Account and in the Investment Funds to the percentages determined in advance. There are two methods of rebalancing available -- periodic and variance.

PERIODIC REBALANCING. Under this option you elect a frequency (monthly, quarterly, semiannually or annually), measured from the Policy Anniversary. On each date elected, we will rebalance the Investment Funds and/or General Account to reallocate the Accumulation Account Value according to the investment percentages you elected.

VARIANCE REBALANCING. Under this option you elect a specific allocation percentage for the General Account and each Investment Fund. For each such account, the allocation percentage (if not zero) must be a whole percentage and must not be less than five percent. You also elect a maximum variance percentage (5%, 10%, 15%, or 20% only), and can exclude specific Investment Funds and/or the General Account from being rebalanced. On each Monthly Anniversary we will review the current balances to determine whether any Investment Fund balance is outside of the variance range (either above or below) as a percentage of the specified allocation percentage. If any Investment Fund is outside of the variance range, we will generate transfers to rebalance all of the specified Investment Funds and/or the General Account back to the predetermined percentages.

Transfers resulting from portfolio rebalancing will not be counted against the total number of transfers allowed in a Policy year before a charge is applied.

You may elect either method of portfolio rebalancing by specifying it on the Policy application, or may elect it later for an in force Policy, or may cancel it, by submitting a change form acceptable to us.

We reserve the right to suspend portfolio rebalancing at any time on any class of policies on a nondiscriminatory basis, or to charge an administrative fee for election changes in excess of a specified number in a Policy year in accordance with our administrative rules. Portfolio rebalancing cannot be used simultaneously with the dollar cost averaging program.

DESCRIPTION OF THE METLIFE ASSET ALLOCATION PROGRAM

The MetLife Asset Allocation Program consists of the following five MetLife asset allocation portfolios, each of which is a portfolio of the Met Investors Series Trust. MetLife Advisers is the investment manager of the MetLife asset allocation portfolios.

MetLife Defensive Strategy Portfolio
MetLife Moderate Strategy Portfolio
MetLife Balanced Strategy Portfolio
MetLife Growth Strategy Portfolio
MetLife Aggressive Strategy Portfolio

Each Portfolio is well diversified and was designed on established principles of asset allocation and risk tolerance. Each Portfolio invests substantially all of its assets in the Class A shares of other investment portfolios of the Met Investors Series Trust or of the Metropolitan Series Fund, Inc., which invest either in equity securities, fixed income securities or cash equivalent money market securities, as applicable. Each Portfolio has a target allocation among the three types of asset classes (equity, fixed income and cash/money market). MetLife Advisers establishes specific target investment percentages for the asset classes and the various components of each asset category and then selects the underlying investment portfolios in which a Portfolio invests based on, among other things, MetLife Advisers' investment process, its outlook for the economy, interest rates, financial markets and historical performance of each underlying investment portfolio and/or asset class. At least annually, MetLife Advisers will evaluate each Portfolio's asset allocations among equities, fixed income and cash/money market securities including the allocation within such asset classes and may make changes in the target allocations. Approximately every 90 days, the Portfolios will be rebalanced to their previously established target allocations. (See the Investment Fund prospectuses for a description of the target allocations.)

MetLife Advisers has hired an independent consultant to provide research and consulting services with respect to the periodic asset allocation targets for each of the Portfolios and investment in the underlying investment portfolios, which may assist MetLife Advisers in determining the underlying investment portfolios which may be available for investment and with the selection of an allocation of each Portfolio's investments among the underlying investment portfolios. MetLife Advisers is responsible for paying the consulting fees.

DEATH BENEFIT

The amount of the death benefit depends on:

..  the Face Amount of your Policy;

.. the death benefit option in effect at the time of the Insured's death with respect to the Single Life Policy (or, with respect to the Joint and Last Survivor Policy, the Last Insured's death); and

..  under some circumstances the Accumulation Account Value of your Policy.

The actual amount we will pay the Beneficiary will be reduced by any Indebtedness, cost of insurance and any other charges that may be due.

The minimum face amount of insurance that we offer is $250,000 with respect to the Single Life Policy or, with respect to the Joint and Last Survivor Policy, $100,000. (For Single Life Policies issued before July 20, 2005, the minimum face amount is $50,000.) The initial Face Amount and the death benefit option in effect on the Issue Date are shown on the specifications page of your Policy. There are three death benefit options available under your Policy.

OPTION A. The amount of the death benefit under Option A is the greater of:

..  the Face Amount; or

.. the Accumulation Account Value of your Policy on the date of the Insured's death with respect to the Single Life Policy (on the date of the Last Insured's death with respect to the Joint and Last Survivor Policy) multiplied by the applicable multiple percentage shown in the "Applicable Percentage of Accumulation Account Value Table For Insureds Less than Age 100" with respect to the Single Life Policy and, with respect to the Joint and Last Survivor Policy, in the "Applicable Percentage of Accumulation Account Value Table For Younger Insureds Less than Age 100", shown below.

OPTION B. The amount of the death benefit under Option B is the greater of:

.. the Face Amount plus the Accumulation Account Value of your Policy on the date of the Insured's death with respect to the Single Life Policy (on the date of the Last Insured's death with respect to the Joint and Last Survivor Policy); or

.. the Accumulation Account Value of your Policy on the date of the Insured's death multiplied by the applicable multiple percentage shown in the "Applicable Percentage of Accumulation Account Value Table For Insureds Less than Age 100", with respect to the Single Life Policy and, with respect to the Joint and Last Survivor Policy, in the "Applicable Percentage of Accumulation Account Value Table For Younger Insureds Less than Age 100", shown below.

                             Single Life Policy
                   -----------------------------------------------------------
                   Applicable Percentage of Accumulation Account Value Table
                       For Insureds Less Than Age 100
                   -----------------------------------------------------------
                                                  Policy Accumulation
                                                  Account Value
                   Insured Person's Age           Multiple Percentage
                   -----------------------------------------------------------
                       40 or under                       250%
                       45                                215%
                       50                                185%
                       55                                150%
                       60                                130%
                       65                                120%
                       70                                115%
                       75 to 90                          105%
                       95 to 99                          101%

                       Joint and Last Survivor Policy
               -----------------------------------------------------------
               Applicable Percentage of Accumulation Account Value Table
                   For Younger Insureds Less Than Age 100
               -----------------------------------------------------------
                                                  Policy Accumulation
                                                  Account Value
               Younger Insured Person's Age       Multiple Percentage
               -----------------------------------------------------------
                       40 or under                       250%
                       45                                215%
                       50                                185%
                       55                                150%
                       60                                130%
                       65                                120%
                       70                                115%
                       75 to 90                          105%
                       95 to 99                          101%

For ages that are not shown in this table the applicable percentage multiples will decrease by a ratable portion for each full year.

OPTION C. The amount of the death benefit under Option C is the greater of:

..  the Face Amount; or

.. the Accumulation Account Value of your Policy on the date of the Insured's death with respect to the Single Life Policy (on the date of the Last Insured's death with respect to the Joint and Last Survivor Policy) multiplied by the applicable factor from the Table of Attained Age Factors shown in your Policy.

If your Policy is in force after the Insured's Attained Age is 100 with respect to the Single Life Policy (or after the Younger Insured's Attained Age 100 with respect to the Joint and Last Survivor Policy), then the Death Benefit will be 101% of the Policy's Accumulation Account Value unless the state where your Policy was issued provides otherwise.

So long as the Policy remains in force, prior to the Insured's Attained Age 100 with respect to the Single Life Policy (or the younger Insured's Attained Age 100 with respect to the Joint and Last Survivor Policy), the minimum death benefit will be at least the current Face Amount.

At the time of application for a Policy, you designate a Beneficiary who is the person or persons who will receive the death proceeds. You can change your Beneficiary unless you have designated an irrevocable Beneficiary. The Beneficiary does not have to be a natural person.

CHANGE OF DEATH BENEFIT

If the Policy was issued with either death benefit Option A or death benefit Option B, the death benefit option may be changed. A Policy issued under death benefit Option C may not be changed for the entire lifetime of the Policy. Similarly, a Policy issued under either death benefit Option A or B may not change to death benefit Option C for the lifetime of the Policy. A request for change must be made to us in writing. The Effective Date of such a change will be the Monthly Anniversary on or following the date we receive the change request.

A death benefit Option A Policy may be changed to have death benefit Option B. The Face Amount will be decreased to equal the death benefit less the Accumulation Account Value on the Effective Date of the change. Satisfactory evidence of insurability as of the date of the change must be submitted to us in connection with a request for a change from death benefit Option A to death benefit Option B. A change may not be made if it would result in a Face Amount of less than the minimum Face Amount. A Surrender Charge will apply to any decrease in Face Amount. (See "Charges.")

A death benefit Option B Policy may be changed to have death benefit Option A. The Face Amount will be increased to equal the death benefit on the Effective Date of the change.

You may make a change in death benefit option only after the first Policy year, and only if you have not made another Policy change during the Policy year. A change in death benefit option may have Federal income tax consequences.

CHANGE IN FACE AMOUNT

Subject to certain limitations set forth below, you may decrease (or increase with respect to the Single Life Policy) the Face Amount of a Policy once each Policy year after the first Policy year if you have not made another Policy change during the Policy year. A written request is required for a change in the Face Amount. A change in Face Amount may affect the cost of insurance rate and the net amount at risk, both of which affect your cost of insurance charge. A change in the Face Amount of a Policy may have Federal income tax consequences.

Any change in the Face Amount will become effective on the Monthly Anniversary on or following receipt of the written request by us. The amount of a requested decrease must be at least $5,000 and the Face Amount remaining in force after any requested decrease may not be less than the minimum Face Amount. The decrease for the Single Life Policy will reduce the Face Amount as follows: (a) the Face Amount provided by the most recent increase; (b) Face Amounts provided by the next most recent increases, successively; and (c) the Face Amount when the Policy was issued. A Surrender Charge will apply to any decrease in Face Amount. (See "Charges.") If you decrease the Face Amount and the Policy does not comply with the maximum premium limitations required by Federal tax law, the decrease may be limited or the Accumulation Account Value may be returned to you (at your election), to the extent necessary to meet these requirements.

With respect to the Single Life Policy, if you want to increase the Face Amount, you must submit proof that the Insured is insurable by our standards on the date the requested increase is submitted and the Insured must have an Attained Age not greater than age 80 on the Policy anniversary that the increase will become effective. An increase must be for at least $5,000.

You can cancel an increase in Face Amount within 20 days (30 days if you are age 60 or over) after you receive the new Policy specifications page for the increase. The monthly deductions associated with the increase will be restored to the Policy's Accumulation Account Value. This amount will be allocated to the General Account and the Investment Funds in the same manner as it was deducted. The request to cancel the increase must be in writing.

PAYMENT OF PROCEEDS

Unless otherwise requested, the Policy's death proceeds may be paid to your beneficiary through an account called the Total Control Account. The Total Control Account is an interest-bearing account through which the beneficiary has complete access to the proceeds, with unlimited check writing privileges. We credit interest to the account at a rate that will not be less than a minimum guaranteed rate. You may also elect to have any Policy surrender proceeds paid into a Total Control Account established for you.

Assets backing the Total Control Accounts are maintained in our general account and are subject to the claims of our creditors. We will bear the investment experience of such assets; however, regardless of the investment experience of such assets, the interest credited to the Total Control Account will never fall below the applicable guaranteed minimum rate. Because we bear the investment experience of the assets backing the Total Control Accounts, we may receive a profit from these assets. The Total Control Account is not insured by the FDIC or any other governmental agency.

ACCESS TO YOUR MONEY

POLICY LOANS

We will loan money to you at the loan interest rate we establish. You should contact our Service Office or your registered representative for information on loan procedures. We will make the loan as of the date when we receive a loan request.

You may borrow an amount up to the loan value of the Policy. The loan value is:

.. the Accumulation Account Value of the Policy at the date of the loan request; less

..  interest to the next loan interest due date; less

..  anticipated monthly deductions to the next loan interest due date; less

..  any existing loan; less

..  any surrender charge; plus

.. interest expected to be earned on the loan balance to the next loan interest due date.

The minimum amount that you can borrow is $500. The loan may be completely or partially repaid at any time while the Insured is living with respect to the Single Life Policy, or, with respect to the Joint and Last Survivor Policy, while either Insured is living. When a Policy loan is made, we will deduct Accumulation Account Value from your Policy equal to the amount of the loan, plus interest due and place it in the Loan Subaccount as security for the loan. This Accumulation Account Value amount is expected to earn interest at a rate ("the earnings rate") which is lower than the rate charged on the Policy loan ("the borrowing rate"). The Accumulation Account Value that we use as security will accrue interest daily at an annual earnings rate of 4%.

Unless the Owner requests a different allocation, the Accumulation Account Value amount used as security for the loan will be transferred from the Investment Funds and the General Account on a pro-rata basis to the Loan Account. This will reduce the Policy's Accumulation Account Value in the General Account and the Investment Fund(s). These transactions will not be considered transfers for purposes of the limitations on transfers between Investment Funds or to or from the General Account.

A Policy loan, whether or not repaid, will have a permanent effect on the death benefits and Policy values because the values transferred to the Loan Account will not share in the investment results of the Investment Funds while the loan is outstanding. If the Loan Account earnings rate is less than the investment performance of the selected Investment Funds and/or the General Account, the values and benefits under the Policy will be reduced as a result of the loan. In addition, if the Indebtedness exceeds the Accumulation Account Value minus the surrender charge on any Monthly Anniversary, the Policy will lapse, subject to a grace period. (See "Purchases -- Lapse and Grace Period".) A lapse of the Policy with a loan outstanding may have Federal income tax consequences (see "Federal Tax Status").

Interest credited to the Accumulation Account Value held in the Loan Subaccount as security for the loan will be allocated on Policy anniversaries to the General Account and the Investment Funds. The interest credited will also be transferred: (1) when a new loan is made; (2) when a loan is partially or fully repaid; and (3) when an amount is needed to meet a monthly deduction.

Policy loans may have Federal income tax consequences, in particular, Policy loans outstanding after the tenth Policy year (see "Federal Tax Status").

LOAN INTEREST CHARGED

The maximum borrowing rate we may charge for a Policy loan is as follows:

                       For Loans           Annual
                       Outstanding During  Interest Rate
                       ------------------  -------------
                       Policy Years 1-10       4.50%
                       Policy Years 11-20      4.25%
                       Policy Years 21+        4.15%

The current borrowing rate is 4.50% in Policy years 1-10, 4.25% in Policy years 11-20, and 4.00% in Policy year 21 and thereafter.

Policy loan interest is due and payable annually on each Policy anniversary. However, if the Policy is terminated, the loan is repaid in full, or the loan plus loan interest accrued exceeds the Cash Surrender Value, accrued loan interest will be due at that time. If you do not pay the interest when it is due, the unpaid loan interest will be deducted from the General Account and the Investment Funds on a pro-rata basis and added to the outstanding Indebtedness in the Loan Account as of the due date. You will be charged interest at the same rate as the rest of the Indebtedness. Loan interest is payable in arrears.

SECURITY

The Policy will be the only security for the loan.

REPAYING POLICY DEBT

You may repay the loan at any time prior to the death of the Insured with respect to the Single Life Policy (or, with respect to the Joint and Last Survivor Policy, the death of the Last Insured) and as long as the Policy is in force. Any Indebtedness outstanding will be deducted before any benefit proceeds are paid or applied under a payment option.

Repayments will be allocated to the General Account and the Investment Funds based on how the Accumulation Account Value used for security was allocated. Unpaid loans and loan interest will be deducted from any settlement of your Policy.

Any payments received from you will be applied as premiums, unless you clearly request in writing that it be used as repayment of Indebtedness. We will process your loan repayment upon receipt at our Service Office.

PARTIAL WITHDRAWALS

After the first Policy year, you may make partial withdrawals from the Policy's Cash Surrender Value. You should contact our Service Office or your registered representative for information on partial withdrawal procedures. Each Policy year you are allowed 12 free partial withdrawals. For each partial withdrawal after 12, we may impose a $25 fee. We will process your partial withdrawal as of the date when we receive a request. A partial withdrawal may be subject to a surrender charge and have Federal income tax consequences.

The minimum amount of a partial withdrawal request, net of any applicable fees and surrender charges, is the lesser of:

a) $500 from an Investment Fund or the General Account; or

b) the Policy's Accumulation Account Value in an Investment Fund or the General Account.

Partial withdrawals made during a Policy year are subject to the following limitations. The maximum amount that may be withdrawn from an Investment Fund each Policy year is the Policy's Accumulation Account Value net of any applicable surrender charges and fees in that Investment Fund. The total partial withdrawals and transfers from the General Account over the Policy year may not exceed a maximum amount equal to the greater of the following:

(1) 25% of the Cash Surrender Value in the General Account at the beginning of the Policy year; or

(2) the previous Policy year's maximum amount.

We are not currently imposing these restrictions, but we reserve the right to do so.

You may allocate the amount withdrawn plus any applicable surrender charges and fees, subject to the above conditions, among the Investment Funds and the General Account. If no allocation is specified, then the partial withdrawal will be allocated among the Investment Funds and the General Account in the same proportion that the Policy's Accumulation Account Value in each Investment Fund and the General Account bears to the total Accumulation Account Value of the Policy, less the Accumulation Account Value in the Loan Account, on the date of the partial withdrawal. If the limitations on withdrawals from the General Account will not permit this pro-rata allocation, you will be requested to provide an alternate allocation.

No amount may be withdrawn that would result in there being insufficient Accumulation Account Value to meet any surrender charge and applicable fees that would be payable immediately following the withdrawal upon the surrender of the remaining Accumulation Account Value.

The death benefit will be affected by a partial withdrawal, unless the withdrawal is made under the terms of an anniversary partial withdrawal rider. If death benefit Option A or death benefit Option C is in effect and the death benefit equals the Face Amount, then a partial withdrawal will decrease the Face Amount by an amount equal to the partial withdrawal plus the applicable surrender charge. The Surrender Charge will be allocated among the General Account and the Investment Funds in the same proportion that the partial withdrawal was allocated among the General Account and the Investment Funds. If the death benefit is based on a percentage of the Accumulation Account Value, then a partial withdrawal will decrease the Face Amount by an amount by which the partial withdrawal plus the applicable surrender charge and fees exceeds the difference between the death benefit and the Face Amount. For the Single Life Policy, the Face Amount will be decreased in the following order: (1) the Face Amount at issue, excluding riders; and (2) any increases in the same order in which they were issued. If death benefit Option B is in effect, the Face Amount will not change.

The Face Amount remaining in force after a partial withdrawal (excluding riders) may not be less than the minimum Face Amount. Any request for a partial withdrawal that would reduce the Face Amount below this amount will not be implemented.

Partial withdrawals may affect the way in which the cost of insurance charge is calculated and the amount of pure insurance protection afforded under a Policy. We may change the minimum amount required for a partial withdrawal or the number of times partial withdrawals may be made.

PRO-RATA SURRENDER

After the first Policy year, upon written request to us, you can make a Pro-Rata Surrender of the Policy. We will process your Pro-Rata Surrender request upon receipt at our Service Office. The Pro-Rata Surrender will reduce the Face Amount and the Accumulation Account Value by a percentage chosen by you. This percentage must be any whole number. A Pro-Rata Surrender may have Federal income tax consequences. The percentage will be applied to the Face Amount and the Accumulation Account Value on the Monthly Anniversary on or following our receipt of the request. For the Single Life Policy, the decrease will reduce the Face Amount in the following order:

(a) the Face Amount provided by the most recent increase;

(b) Face Amounts provided by the next most recent increases, successively; and

(c) the Face Amount when the Policy was issued.

You may allocate the amount of decrease in Accumulation Account Value plus any applicable surrender charge and fees among the Investment Funds and the General Account. If no allocation is specified, then the decrease in Accumulation Account Value and any applicable surrender charge and fees will be allocated among the Investment Funds and the General Account in the same proportion that the Policy's Accumulation Account Value in each Investment Fund and the General Account bears to the total Accumulation Account Value of the Policy, less the Accumulation Account Value in the Loan Account, on the date the request for Pro-Rata Surrender is received.

A Pro-Rata Surrender cannot be processed if it will reduce the Face Amount below the minimum Face Amount of the Policy. No Pro-Rata Surrender will be processed for more Cash Surrender Value than is available on the date of the Pro-Rata Surrender. A cash payment will be made to you for the amount of Accumulation Account Value reduction less any applicable surrender charges and fees.

Pro-Rata Surrenders may affect the way in which the cost of insurance charge is calculated and the amount of the pure insurance protection afforded under the Policy.

FULL SURRENDERS

To effect a full surrender, either the Policy must be returned to us along with the request, or the request must be accompanied by a completed affidavit of loss, which is available from us. We will process your surrender request upon receipt of this documentation at our Service Office. Upon surrender, we will pay the Cash Surrender Value to you in a single sum. We will determine the Cash Surrender Value as of the date that we receive your written request at our Service Office. If the request is received on a Monthly Anniversary, the monthly deduction otherwise deductible will be included in the amount paid. Coverage under a Policy will terminate as of the date of surrender. The Insured (or, with respect to the Joint and Last Survivor Policy, the Last Insured) must be living at the time of a surrender. A surrender may have Federal income tax consequences. See "Federal Tax Status." If you surrender the Policy within the first few years after its purchase or, for the Single Life Policy, within the first few years after an increase in Face Amount, there may be little or no Cash Surrender Value after the deduction of surrender charges.

OTHER INFORMATION

THE GENERAL ACCOUNT

We own the assets in our General Account, and we use these assets to support our insurance and annuity obligations other than those funded by our separate investment accounts. These assets are subject to our general liabilities from business operations. Subject to applicable law, we have sole discretion over investment of the General Account's assets.

While your Policy provides for limitations on allocations to the General Account, our current practice is not to limit allocations to the General Account.

We have not registered the General Account or any interests therein with the Securities and Exchange Commission, and the staff of the Securities and Exchange Commission has not reviewed the disclosure in this prospectus relating to the General Account.

DISTRIBUTION

We have entered into a distribution agreement with our affiliate, MetLife Investors Distribution Company ("Distributor"), 5 Park Plaza, Suite 1900, Irvine, California 92614, for the distribution of the Policies. Distributor is registered with the SEC as a broker-dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA"). We and Distributor have entered into selling agreements with other affiliated and unaffiliated broker-dealers ("selling firms") for the sale of the Policies. We pay compensation to Distributor for sales of the Policies by selling firms. We also pay amounts to Distributor that may be used for its operating and other expenses, including the following sales expenses: compensation and bonuses for the Distributor's management team, advertising expenses, and other expenses of distributing the Policies. Distributor's management team also may be eligible for non-cash compensation items that we may provide jointly with Distributor. Non-cash items include conferences, seminars and trips (including travel, lodging and meals in connection therewith), entertainment, merchandise and other similar items.

All selling firms receive commissions. A portion of the payments made to selling firms may be passed on to their sales representatives in accordance with their internal compensation programs. Those programs may also include other types of cash and non-cash compensation and other benefits. A selling firm or sales representative of a firm may receive different compensation for selling one product over another and/or may be inclined to favor one product provider over another product provider due to different compensation rates.

We and Distributor currently pay selling firms first-year commissions of up to 90% of a multiple of Target Premiums and 3.0% of a multiple of excess Target Premiums paid in Policy year 1. In renewal years, the commissions will equal up to 3.0% of premiums paid in Policy years 2-10 and 2.0% in Policy years 11 and beyond.

We and Distributor may enter into preferred distribution arrangements with selected selling firms, under which we and Distributor pay additional compensation, including marketing allowances, introduction fees, persistency payments, preferred status fees and industry conference fees. Marketing allowances are periodic payments to certain selling firms based on cumulative periodic (usually quarterly) sales of our variable annuity and insurance products (including the Policies). Introduction fees are payments to selling firms in connection with the addition of these variable products to the selling firm's line of investment products, including expenses relating to establishing the data communications systems necessary for the selling firm to offer, sell and administer these products. Persistency payments are periodic payments based on account and/or cash values of these variable products. Preferred status fees are paid to obtain preferred treatment of these products in selling firms' marketing programs, which may include marketing services, participation in marketing meetings, listings in data resources and increased access to their sales representatives. Industry conference fees are amounts paid to cover in part the costs associated with sales conferences and educational seminars for selling firms' sales representatives.

These preferred distribution arrangements are not offered to all selling firms. The terms of any particular agreement governing compensation may vary among selling firms and the amounts may be significant. We and Distributor have entered into preferred distribution arrangements with our affiliates Tower Square Securities, Inc. and Walnut Street Securities, Inc., and with the unaffiliated selling firms listed in the Statement of Additional Information. We and Distributor may enter into similar arrangements with our other affiliates New England Securities Corporation and Metropolitan Life Insurance Company. The prospect of receiving, or the receipt of, additional compensation as described above may provide selling firms or their representatives with an incentive to favor sales of the Policies over other variable insurance policies (or other investments) with respect to which the selling firm does not receive additional compensation, or lower levels of additional compensation. You may wish to take such payment arrangements into account when considering and evaluating any recommendation relating to the Policies. For more information about any such arrangements, ask your sales representative for further information about what your sales representative and the selling firm for which he or she works may receive in connection with your purchase of a Policy.

We intend to recoup commissions and other sales expenses through fees and charges imposed under the Policy. Commissions paid on the Policy, including other incentives or payments, are not charged directly to Owners or the Separate Account.

The Statement of Additional Information contains additional information about the compensation paid for sale of the Policies.

We offer the Policies to the public on a continuous basis. We anticipate continuing to offer the Policies, but reserve the right to discontinue the offering.

SUSPENSION OR DELAY OF PAYMENTS OR TRANSFERS

We may be required to suspend or postpone any payments or transfers from the Separate Account for any period when:

1) the New York Stock Exchange is closed (other than customary weekend and holiday closings);

2) trading on the New York Stock Exchange is restricted as determined by the SEC;

3) an emergency exists as determined by the SEC as a result of which disposal of shares of the Investment Funds is not reasonably practicable or we cannot reasonably value the shares of the Investment Funds;

4) during any other period when the Securities and Exchange Commission, by order, so permits for the protection of owners.

We may defer the portion of any transfer, amount payable or surrender, or Policy Loan from the General Account for not more than 6 months. If we defer payment for 30 days or more, we will pay interest at the rate of 2.50% per year for the period of deferment. No payment from the General Account to pay premiums on the Policy will be deferred.

We may withhold payment of surrender, withdrawal or loan proceeds if any portion of those proceeds would be derived from a Policy Owner's check that has not yet cleared (I.E., that could still be dishonored by your banking institution). We may use telephone, fax, Internet or other means of communications to verify that payment from the Policy Owner's check has been or will be collected. We will not delay payment longer than necessary for us to verify that payment has been or will be collected. Policy Owners may avoid the possibility of delay in the disbursement of proceeds coming from a check that has not yet cleared by providing us with a certified check.

OWNERSHIP

OWNER. The Insured is the Owner of the Single Life Policy (and the Insureds jointly are the Owner of the Joint and Last Survivor Policy) unless another person or entity is shown as the Owner in the application. The Owner is entitled to all rights provided by the Policy. If there is more than one Owner at a given time, all Owners must exercise the rights of ownership by joint action. If the Owner dies, and the Owner is not the Insured with respect to the Single Life Policy (or with respect to the Joint and Last Survivor Policy, is not one or both of the Insureds), the Owner's interest in the Policy becomes the property of his or her estate unless otherwise provided. Unless otherwise provided, the Policy is jointly owned by all Owners named in the Policy or by the survivors of those joint Owners. Unless otherwise stated in the Policy, the final Owner is the estate of the last joint Owner to die.

BENEFICIARY. The Beneficiary is the person(s) or entity you name to receive any death proceeds. The Beneficiary is named at the time the Policy is issued unless changed at a later date. You can name a contingent Beneficiary prior to the death of the Insured with respect to the Single Life Policy (or, the death of the Last Insured, with respect to the Joint and Last Survivor Policy).
Unless an irrevocable Beneficiary has been named, you can change the Beneficiary at any time before the Insured dies with respect to the Single Life Policy or, before the Last Insured dies, with respect to the Joint and Last Survivor Policy. If there is an irrevocable Beneficiary, all Policy changes except premium allocations and transfers require the consent of the Beneficiary.

Primary and contingent Beneficiaries are as named in the application, unless you make a change. To change a Beneficiary, you must submit a written request to us. We may require the Policy to record the change. The request will take effect when signed, subject to any action we may take before receiving it. If you are also the Beneficiary at the time of the Insured's death, you may designate some other person to receive the proceeds of the Policy within 60 days after the Insured's death.

One or more irrevocable Beneficiaries may be named.

If a Beneficiary is a minor, we will make payment to the guardian of his or her estate. We may require proof of age of any Beneficiary.

Proceeds payable to a Beneficiary will be free from the claims of creditors, to the extent allowed by law.

ASSIGNMENT. You can assign the Policy. A copy of any assignment must be filed with our Service Office. We are not responsible for the validity of any assignment. If you assign the Policy, your rights and those of any revocably-named person will be subject to the assignment. An assignment will not affect any payments we may make or actions we may take before such assignment has been recorded at our Service Office. This may be a taxable event. You should consult a tax adviser if you wish to assign the Policy.

CONVERSION RIGHTS

While the Policy is in force, you have a one time right during the first two Policy years to transfer all of the Accumulation Account Value from the Investment Funds to the General Account.

If, at any time during the first two Policy years, you request in writing the transfer of the value held in the Investment Funds to the General Account and you indicate that you are making this transfer in exercise of your conversion rights, the transfer will not be subject to a transfer charge or transfer limits, if any. At the time of such transfer, there will not be any effect on the Policy's death benefit, Face Amount, net amount at risk, rate class, or Issue Age.

If you exercise your one time conversion right, we will automatically allocate all future Net Premiums to the General Account.

ADDITIONAL BENEFITS

Subject to certain requirements, one or more of the following additional insurance benefits may be added to a Policy by rider. The descriptions below are intended to be general, and the Policy rider should be consulted. The rider benefits available with the Policies provide fixed benefits that do not vary with the investment experience of the Separate Account. The cost of any additional riders will be determined in accordance with the rider and shown on the specifications page of your Policy and will be deducted as part of the monthly deduction from the Policy's Accumulation Account Value. (See
"Charges -- Charge for Additional Benefit Riders".) Certain restrictions may apply and are described in the applicable rider.

The term riders discussed below permit you, by purchasing term insurance, to increase your insurance coverage. Term riders have no surrenderable Accumulation Account Value. If you seek to reduce the overall cost of your insurance protection, it is generally to your economic advantage to include a portion of your insurance coverage under a Supplemental Coverage Term Rider. Current charges for the Rider are lower than for the base Policy in the first ten Policy years.

Reductions in or elimination of term rider coverage do not trigger a surrender charge, and use of a term rider generally reduces sales compensation. Because the term insurance riders don't have surrender charges, a Policy providing insurance coverage with a combination of base Policy and term rider will have a lower maximum surrender charge than a Policy with the same amount of insurance coverage provided solely by the base Policy. However, like the cost of coverage under the Policy, charges deducted from the Policy's Accumulation Account Value to pay for term rider coverage no longer participate in the investment experience of the Separate Account and usually increase with the age of the covered individual. Your determination as to how to purchase a desired level of insurance coverage should be based on your specific insurance needs. Your registered representative can provide you more information on the uses of term rider coverage.

Anniversary Partial Withdrawal Rider -- This rider allows the Owner to withdraw up to 15% of the Policy's Cash Surrender Value on any Policy anniversary without reducing the Face Amount. Partial withdrawals may have tax consequences. (See "Federal Tax Status.")

Lifetime Coverage Rider -- This rider provides the continuation of the Policy's Face Amount beyond age 100, provided the Policy remains in force to age 100 with a positive Cash Surrender Value. If the Policy is in force after the Insured's Attained Age 100 (or the younger Insured's Attained Age 100 in the case of a Joint and Last Survivor Policy), the death benefit will be the greater of the Face Amount or 101% of the Accumulation Account Value. The tax consequences of continuing the Policy beyond the Insured's 100th year (or the younger Insured's Attained Age 100 in the case of a Joint and Last Survivor Policy) are unclear. You should consult a tax adviser if you intend to keep the Policy in force beyond the Insured's 100th year (or the younger Insured's Attained Age 100 in the case of a Joint and Last Survivor Policy).

Secondary Guarantee Rider -- This rider guarantees that if, during the secondary guarantee period, the sum of all premiums paid on the Policy, reduced by any partial withdrawals and any outstanding loan balance, is greater than or equal to the sum of the secondary guarantee premiums required since the Issue Date, the Policy will not lapse as a result of an Accumulation Account Value less any loans, loan interest due, and any surrender charge being insufficient to pay the monthly deduction.

The secondary guarantee period is the lesser of twenty Policy years, or the number of Policy years until the Insured reaches Attained Age 70. For Policies issued after Attained Age 60, the secondary guarantee period is ten Policy years.

Supplemental Coverage Term Rider -- This rider provides level term insurance on the life of the Insured under the base policy. It can be added only at issue. It cannot be increased or added to an existing Policy.

Waiver of Specified Premium Rider -- This rider provides for crediting the Policy's Accumulation Account Value with a specified monthly premium while the Insured is totally disabled. The monthly premium selected at issue is not guaranteed to keep the Policy in force. The Insured must have become disabled after age 5 and before age 65. For the Joint and Last Survivor Policy, the rider can be elected for either or both Insureds.

Split Policy Option Rider -- This rider allows the Policy to be split into two separate policies in the event there are changes in the Federal Estate Tax Law resulting in the removal of the unlimited marital deductions or reduction of at least 50% in the level of estate taxes payable on the death of the last Insured. The exercise of this option to split the Policy may, under certain circumstances, result in adverse tax consequences. Please consult your tax adviser before exercising any options under this rider.

Additional Riders -- Single Life Policy

Accelerated Benefit Rider -- This rider provides a benefit to the Owner if the Insured becomes terminally ill and is not expected to live more than twelve months. The Owner may receive 25%, 50% or 75% (but no more than $250,000) of the eligible proceeds in a lump sum. "Eligible proceeds" means the death benefit, including amounts payable under the Supplemental Coverage Term Rider (unless within three years of the rider's termination date), that would have been payable had the Insured died on the date the rider is exercised.

The receipt of an accelerated death benefit amount may adversely affect the recipient's eligibility for Medicaid or other government benefits or entitlements. Consult a qualified tax adviser about the consequences of adding this rider to a Policy or requesting payment under this rider.

Waiver of Monthly Deduction Rider -- This rider provides for the waiver of the monthly deductions while the Insured is totally disabled, subject to certain limitations described in the rider. The Insured must have become disabled after age 5 and before age 65.

Additional Riders -- Joint and Last Survivor Policy

Divorce Split Rider -- This rider allows the Policy to be split into two separate policies in the event of the divorce of a married couple who are the Insureds under the Policy. The exercise of this option to split the Policy may, under certain circumstances, result in adverse tax consequences. Please consult your tax adviser before exercising any options under this rider.

Estate Preservation Term Rider -- This rider provides joint level term insurance, payable at the death of the Last Insured, for a period of four years from the date of the rider.

LEGAL PROCEEDINGS

In the ordinary course of business, MetLife Investors, similar to other life insurance companies, is involved in lawsuits (including class action lawsuits), arbitrations and other legal proceedings. Also, from time to time, state and federal regulators or other officials conduct formal and informal examinations or undertake other actions dealing with various aspects of the financial services and insurance industries. In some legal proceedings involving insurers, substantial damages have been sought and/or material settlement payments have been made.

It is not possible to predict with certainty the ultimate outcome of any pending legal proceeding or regulatory action. However, MetLife Investors does not believe any such action or proceeding will have a material adverse effect upon the Separate Account or upon the ability of MetLife Investors Distribution Company to perform its contract with the Separate Account or of MetLife Investors to meet its obligations under the Policies.

FINANCIAL STATEMENTS

The financial statements of the Separate Account, the Company and the consolidated financial statements of General American Life Insurance Company are provided in the Statement of Additional Information.

RESTRICTIONS ON FINANCIAL TRANSACTIONS

Applicable laws designed to counter terrorism and prevent money laundering might, in certain circumstances, require us to reject a premium payment and/or block or "freeze" your Policy. If these laws apply in a particular situation, we would not be allowed to process any request for withdrawals, surrenders, loans or death benefits, make transfers, or continue making payments under your death benefit option until instructions are received from the appropriate regulator. We also may be required to provide additional information about you or your Policy to government regulators.

CHARGES

We make certain charges and deductions under the Policy. These charges and deductions compensate us for: (1) services and benefits we provide; (2) costs and expenses we incur; and (3) risks we assume.

Services and benefits we provide:

  .  the death benefit, cash, and loan benefits under the Policy
  .  investment options, including premium allocations
  .  administration of elective options
  .  the distribution of reports to Policy Owners

Costs and expenses we incur:

  . costs associated with processing and underwriting applications, and with issuing and administering the Policy (including any riders)
  .  overhead and other expenses for providing services and benefits
  .  sales and marketing expenses
  . other costs of doing business, such as collecting premiums, maintaining records, processing claims, effecting transactions, and paying federal, state, and local premium and other taxes and fees

Risks we assume:

  . that the cost of insurance charges we may deduct are insufficient to meet our actual claims because the insureds die sooner than we estimate
  . that the cost of providing the services and benefits under the Policies exceed the charges we deduct

The amount of a charge may not necessarily correspond to the costs of the services or benefits that are implied by the name of the charge or that are associated with the particular Policy. For example, the sales charge and the surrender charge may not fully cover all of our sales and distribution expenses, and we may use proceeds from other charges, including the mortality and expense risk charge and the cost of insurance charge, to help cover those expenses. We can profit from certain Policy charges.

DEDUCTIONS FROM EACH PREMIUM PAYMENT

TAX CHARGES. There are charges for Federal taxes, and state and local premium taxes which are deducted from each premium payment. The Federal tax charge is currently 1.3% of each premium. We also deduct a premium tax charge to pay the state and local premium taxes. We currently deduct an amount equal to 2% of premium payments (which may be lower in certain circumstances) to cover this premium tax. If the tax rates change, we may change the amount of the deduction to cover the new rate.

SALES CHARGE. A sales charge, also referred to as the percent of premium charge, will be deducted from each premium payment to partially compensate us for expenses incurred in distributing the Policy and any additional benefits provided by riders. We currently deduct a sales charge determined according to the following schedule:

   Policy Years 1-10: 5% of the actual premium you pay

   Policy Years 11+: 2% of the actual premium you pay

The Sales Charge is guaranteed not to exceed the following:

(1) in the first Policy year, 15% of the amount you pay up to the Target Premium, and 5% of the amount you pay over the Target Premium;

(2) in the 2nd through 10th Policy years, 5% of the actual premium you pay; and

(3) in the 11th Policy year and later, 2% of the actual premium you pay.

The expenses covered by the sales charge include agent sales commissions, the cost of printing prospectuses and sales literature, and any advertising costs. Where Policies are issued to Insureds with higher mortality risks or to Insureds who have selected additional insurance benefits, a portion of the amount deducted for the sales charge is used to pay distribution expenses and other costs associated with these additional coverages.

To the extent that sales expenses are not recovered from the sales charge and the surrender charge, those expenses may be recovered from other sources, including the mortality and expense risk charge described below.

MONTHLY DEDUCTION

The monthly deduction is:

1. The monthly selection and issue expense charge; plus

2. The monthly policy charge; plus

3. The monthly cost of insurance charge; plus

4. The monthly cost, if any, for any additional benefit riders.

The monthly deduction for a Policy month will be allocated among the General Account and the Investment Funds in the same proportion that the value in the General Account and the value in each Investment Fund bears to the total Accumulation Account Value of the Policy, minus the value in the Loan Account on the Monthly Anniversary.

SELECTION AND ISSUE EXPENSE CHARGE. During the first ten Policy years, and for the Single Life Policy, for the first ten Policy years following any increase in Face Amount, we generally assess a monthly selection and issue expense charge to cover the costs associated with the underwriting and issue of the Policy and, for the Single Life Policy, of Face Amount increases. The monthly charge per $1,000 of Face Amount varies by Issue Age, risk class, and (except on unisex Policies) sex of the Insured(s).

MONTHLY POLICY CHARGE. We deduct a monthly policy charge on the Investment Start Date and each Monthly Anniversary date. The charge is equal to $25 per Policy month for the first Policy year. Thereafter, it is $6 per Policy month guaranteed not to increase while the Policy is in force.

The charge reimburses us for expenses incurred in the administration of the Policies. Such expenses include: confirmations, annual reports and account statements, maintenance of Policy records, maintenance of Separate Account records, administrative personnel costs, mailing costs, data processing costs, legal fees, accounting fees, filing fees, the costs of other services necessary for policyowner servicing and all accounting, valuation, regulatory and updating requirements.

MONTHLY COST OF INSURANCE CHARGE. This charge compensates us for the insurance coverage we provide in the month following the charge. The monthly cost of insurance charge for each Policy month equals the total of the insurance risk charges for the Policy month for each Face Amount portion then in effect.

The monthly cost of insurance charge is deducted on each Monthly Anniversary for the following Policy month. The monthly cost of insurance charge is determined in a manner that reflects the anticipated mortality of the Insured with respect to the Single Life Policy (or of both Insureds with respect to the Joint and Last Survivor Policy) and the fact that the death benefit is not payable until the death of the Insured with respect to the Single Life Policy (or of the Last Insured with respect to the Joint and Last Survivor Policy). Because the monthly cost of insurance charge depends upon a number of variables, the charge will vary for each Policy month. We will determine the cost of insurance charge by multiplying the applicable cost of insurance rate or rates (divided by 1,000) by the net amount at risk (defined below) for each Policy month.

The monthly cost of insurance rates are determined at the beginning of each Policy year for the initial Face Amount (and, for the Single Life Policy, each increase in Face Amount). The rates will be based on the Attained Age, duration (from the effective date of the initial Face Amount and, for the Single Life Policy, each increase in Face Amount), rate class, and (except for unisex policies) sex of the Insured(s) at issue. The monthly cost of insurance rates generally increases as the Insured(s)' Attained Age(s) increases.

The rate class of the Insured(s) also will affect the cost of insurance rate. For the initial Face Amount, we will use the rate class on the Issue Date. For each increase in Face Amount for a Single Life Policy, we will use the rate class applicable to the increase. If the death benefit equals a percentage of Accumulation Account Value, an increase in Accumulation Account Value will cause an automatic increase in the death benefit. The rate class for such an increase for the Joint and Last Survivor Policy will be the same as that used for the initial Face Amount. The rate class for such an increase for the Single Life Policy will be the initial Face Amount or, if later, the most recent increase (excluding any riders) that required proof that the Insured was still insurable by our standards.

We currently place Insured(s) into an elite nonsmoker rate class, a preferred rate class, a standard rate class, or into rate classes involving a higher mortality risk. The elite nonsmoker rate class is only available for Policies issued on or after July 20, 2005.

Actual monthly cost of insurance rates may change, and the actual monthly cost of insurance charge will be determined by us based on our expectations as to future mortality experience. However, the actual monthly cost of insurance rates will not be greater than the guaranteed cost of insurance rates set forth in the Policy. For Policies which are not in a substandard rate class, the guaranteed cost of insurance rates are equal to 100% of the rates set forth in the male/female smoker/nonsmoker 1980 CSO Mortality Tables (1980 CSO Tables NA and SA and 1980 CSO Tables NG and SG for sex distinct policies and policies issued in qualified pension plans). All Policies are based on the Attained Ages of the Insured(s). Higher rates apply if the (either) Insured is determined to be in a substandard risk class.

In two otherwise identical policies, an Insured in the elite nonsmoker rate class will have a lower cost of insurance than an Insured in a rate class involving higher mortality risk. Each rate class other than elite nonsmoker is also divided into two categories: smokers and nonsmokers. Nonsmoker Insureds will generally incur a lower cost of insurance than similarly situated Insureds who smoke. (Insureds under Attained Age 20 are automatically assigned to the nonsmoker rate class.)

The net amount at risk for a Policy month is:

(1) the death benefit at the beginning of the Policy month divided by 1.0032737 (which reduces the net amount at risk, solely for purposes of computing the cost of insurance, by taking into account assumed monthly earnings at an annual rate of 4%); less

(2) the Accumulation Account Value at the beginning of the Policy month, before the deduction of the monthly cost of insurance.

In calculating the monthly cost of insurance charges, the cost of insurance rate for a Face Amount is applied to the net amount at risk for that Face Amount.

If the Policy is in force beyond the Insured's Attained Age 100 with respect to the Single Life Policy (or the younger Insured's Attained Age 100 with respect to the Joint and Last Survivor Policy), no deductions will be made for monthly cost of insurance charges.

CHARGES FOR ADDITIONAL BENEFIT RIDERS

The amount of the charge, if any, each Policy month for additional benefit riders is determined in accordance with the rider and is shown on the specifications page of your Policy and in the Fee Table in this prospectus.

MORTALITY AND EXPENSE RISK CHARGE

We will deduct a daily charge from the Investment Funds. The amount of the deduction is determined as a percentage of the average daily net assets of each Investment Fund for each day in the Valuation Period. The current daily deduction percentages, and the equivalent effective annual rates, are:

                         Policy Daily Charge Annual
                         Years  Factor       Equivalent
                         ------ ------------ ----------
                         1-10    .0015027%     0.55%
                         11-20   .0006841%     0.25%
                         21+     .0001370%     0.05%

This deduction is guaranteed not to increase above the following amounts while the Policy is in force:

                         Policy Daily Charge Annual
                         Years  Factor       Equivalent
                         ------ ------------ ----------
                         1-10    .0015027%     0.55%
                         11-20   .0012301%     0.45%
                         21+     .0009572%     0.35%

This risk charge compensates us for assuming the mortality and expense risks under the Policy. The mortality risk assumed by us is that the Insureds, as a group, may not live as long as expected. The expense risk assumed by us is that actual expenses may be greater than those assumed. We expect to profit from this charge.

SURRENDER CHARGE

For up to 10 years after the Issue Date and, for the Single Life Policy, the effective date of an increase in Face Amount, we will impose a contingent deferred sales charge, also referred to as a surrender charge, when the following occur:

..  upon surrender or lapse of the Policy;

..  upon a partial withdrawal;

..  upon a Pro-Rata Surrender; or

..  upon a decrease in Face Amount.

The amount of the charge assessed will depend upon a number of factors, including the type of event (a full surrender, lapse, or partial withdrawal), the amount of any premium payments made under the Policy prior to the event, and the number of Policy years having elapsed since the Policy was issued.

The surrender charge compensates us for expenses relating to the distribution of the Policy, including agents' commissions, advertising, and the printing of the prospectus and sales literature.

The maximum surrender charge percentage is shown in the following table.

                 If surrender or lapse     The percentage of
                 occurs in the last month  the annual Target
                 of Policy year:           Premium payable is:
                 ---------------------------------------------
                      1 through 5                  45%
                      6                            40%
                      7                            30%
                      8                            20%
                      9                            10%
                      10 and later                  0%

The Target Premium (on which we base the surrender charge) is shown in your Policy. As shown above, the maximum surrender charge is 45% of the annual Target Premium payable.

It is our current practice to reduce the above percentages equally for each Policy month during the years shown. For example, during the seventh year, the percentage is reduced equally each month from 40% at the end of the sixth year to 30% at the end of the seventh year. This table may be modified if required by law or regulation of the governing jurisdiction.

A surrender charge will apply when there is a decrease in Face Amount for up to 10 years from the Policy's Issue Date and, for the Single Life Policy, for up to 10 years following the effective date of an increase in Face Amount. A partial withdrawal may cause a decrease in Face Amount and therefore, we may deduct a surrender charge. If the Face Amount is decreased by some fraction of any previous increases in Face Amount and/or the Face Amount at issue, the surrender charge deducted will be the previously defined surrender charge multiplied by the fraction. The Surrender Charge for any increase in Face Amount is the Target Annual Premium for that increase multiplied by the applicable Surrender Charge. The amount of the surrender charge deducted upon a partial withdrawal or Pro-Rata Surrender will depend on the amount of Face Amount reduction caused by the surrenders. The fraction will be determined by dividing the amount of the withdrawal by the Accumulation Account Value before the withdrawal and multiplying the result by the surrender charge. Immediately after a withdrawal, the Policy's remaining surrender charge will equal the amount of the surrender charge immediately before the withdrawal less the amount deducted in connection with the withdrawal.

The Surrender Charge will be allocated among the General Account and the Investment Funds in the same proportion that the value in the General Account and the value in each Investment Fund bears to the total Accumulation Account Value of the Policy minus the value in the Loan Account.

TRANSACTION CHARGES

There is no transaction charge for the first twelve partial withdrawals or requested transfers in a Policy year. We will impose a charge of $25 for each partial withdrawal or requested transfer in excess of twelve in a Policy year. We may revoke or modify the privilege of transferring amounts to or from the General Account at any time. Partial withdrawals and Pro-Rata Surrenders will result in the imposition of the applicable surrender charge.

PROJECTION OF BENEFITS AND VALUES CHARGE

You may make a written request to us for a projection of illustrative future Accumulation Account Values and death benefits. If requested more than once per Policy year, this projection will be furnished to you for a nominal fee not to exceed $25.

INVESTMENT FUND EXPENSES

The expenses of the Investment Funds are shown in the Fee Table.

The value of the net assets of the Investment Funds will reflect the investment advisory fee and other expenses incurred by the underlying investment companies.

The Investment Fund expenses are collected from the underlying Investment Fund, and are not direct charges against the Separate Account assets or reductions from the Policy's Accumulation Account Value. Expenses of the Funds are not fixed or specified under the terms of the Policy, and actual expenses may vary. These underlying Investment Fund expenses are taken into consideration in computing each Investment Fund's net asset value, which is used to calculate the unit values in the Separate Account. The management fees and other expenses are more fully described in the prospectus of each individual Investment Fund. The information relating to the Investment Fund expenses was provided by the Investment Funds and was not independently verified by us. Except as otherwise specifically noted, the management fees and other expenses are not currently subject to fee waivers or expense reimbursements.

FEDERAL TAX STATUS

NOTE: The following description is based upon our understanding of current Federal income tax law applicable to life insurance in general. We cannot predict the probability that any changes in such laws will be made. Purchasers are cautioned to seek competent tax advice regarding the possibility of such changes. Section 7702 of the Internal Revenue Code of 1986, as amended ("Code"), defines the term "life insurance contract" for purposes of the Code. We believe that Single Life Policies issued on a standard underwriting basis should qualify as "life insurance contracts" under Section 7702. There is more uncertainty as to Single Life Policies issued on a substandard risk basis and Joint and Survivor Policies. We do not guarantee the tax status of the Policies. Purchasers bear the complete risk that the Policies may not be treated as a "life insurance contract" under Federal income tax laws. Purchasers should consult their own tax advisers. It should be further understood that the following discussion is not exhaustive and that special rules not described in this prospectus may be applicable in certain situations. In general, however, the insurance proceeds payable on the death of the Insured will never be less than the minimum amount required for the Policy to be treated as life insurance under section 7702 of the Internal Revenue Code, as in effect on the date the Policy was issued.

INTRODUCTION. The discussion contained herein is general in nature and is not intended as tax advice. It does not purport to be complete or to address every situation. Each person concerned should consult a competent tax adviser. No attempt is made to consider any applicable state or other tax laws. Moreover, the discussion herein is based upon our understanding of current federal income tax laws as they are currently interpreted. No representation is made regarding the likelihood of continuation of those current federal income tax laws or of the current interpretations by the Internal Revenue Service.

IRS CIRCULAR 230 NOTICE: The tax information contained herein is not intended to (and cannot) be used by anyone to avoid IRS penalties. It is intended to support the sale of the Policy. The Policy Owner should seek tax advice based on the Policy Owner's particular circumstances from an independent tax adviser.

We are taxed as a life insurance company under the Code. For federal income tax purposes, the Separate Account is not a separate entity from us and its operations form a part of us.

DIVERSIFICATION. Section 817(h) of the Code imposes certain diversification standards on the underlying assets of variable life insurance policies. The Code provides that a variable life insurance policy will not be treated as life insurance for any period (and any subsequent period) for which the investments are not, in accordance with regulations prescribed by the United States Treasury Department ("Treasury Department"), adequately diversified. Disqualification of the Policy as a life insurance contract would result in imposition of federal income tax to the Owner with respect to earnings allocable to the Policy prior to the receipt of payments under the Policy. We intend that each Investment Fund underlying the Policies will be managed by the managers in such a manner as to comply with these diversification requirements. If Investment Fund shares are sold directly to tax-qualified retirement plans that later lose their tax-qualified status, or to non-qualified plans, the separate accounts investing in the Investment Funds may fail the diversification requirements of section 817(h) of the Internal Revenue Code, which could have adverse tax consequences, including losing the benefit of tax deferral.

INVESTOR CONTROL. In some circumstances, owners of variable contracts who retain excessive control over the investment of the underlying separate account assets may be treated as the owners of those assets. Although published guidance in this area does not address certain aspects of the Policies, we believe that the Owner of a Policy should not be treated as the owner of the Separate Account assets. We reserve the right to modify the Policies to bring them into conformity with applicable standards should such modification be necessary to prevent Owners of the Policies from being treated as the owners of the underlying Separate Account assets.

TAX TREATMENT OF THE POLICY. The Policy has been designed to comply with the definition of life insurance contained in Section 7702 of the Code. Although some interim guidance has been provided and proposed regulations have been issued, final regulations have not been adopted. Section 7702 of the Code requires that the amount of mortality and other expense charges be reasonable. In establishing these charges, we have relied on interim IRS guidance. Currently, there is even less guidance as to Policies issued on a substandard risk basis and Joint and Last Survivor Policies. Moreover, if you elect the Accelerated Death Benefit Rider, the continued tax qualification of the Policy after a distribution is made under the rider is unclear.

While we have attempted to comply with Section 7702, the law in this area is very complex and unclear. There is a risk, therefore, that the Internal Revenue Service will not concur with our interpretations of Section 7702 that were made in determining such compliance. In the event the Policy is determined not to so comply, it would not qualify for the favorable tax treatment usually accorded life insurance policies. You should consult your own tax advisers with respect to the tax consequences of purchasing the Policy. The following discussion assumes that the Policy will satisfy Section 7702.

POLICY PROCEEDS. The tax treatment accorded to loan proceeds and/or surrender payments from the policies will depend on whether the Policy is considered to be a MEC. (See "Tax Treatment of Loans and Surrenders.") Otherwise, we believe that the Policy should receive the same Federal income tax treatment as any other type of life insurance. As such, the death benefit thereunder is generally excludable from the gross income of the Beneficiary to the extent provided in Section 101(a) of the Code. Also, you are not deemed to be in constructive receipt of the Cash Surrender Value, including increments thereon, under a Policy until there is a distribution of such amounts.

In the case of employer-owned life insurance as defined in Section 101(j), the amount of the death benefit excludable from gross income is limited to premiums paid unless the Policy falls within certain specified exceptions and a notice and consent requirement is satisfied before the Policy is issued. Certain specified exceptions are based on the status of an employee as highly compensated or recently employed. There are also exceptions for Policy proceeds paid to an employee's heirs. These exceptions only apply if proper notice is given to the insured employee and consent is received from the insured employee before the issuance of the Policy. These rules apply to Policies issued August 18, 2006 and later and also apply to policies issued before August 18, 2006 after a material increase in the death benefit or other material change. An IRS reporting requirement applies to employer-owned life insurance subject to these rules. Because these rules are complex and will affect the tax treatment of death benefits, it is advisable to consult tax counsel. The death benefit will also be taxable in the case of a transfer-for-value unless certain exceptions apply.

Federal, state and local estate, inheritance and other tax consequences of ownership, or receipt of Policy proceeds, depend on the circumstances of each owner or Beneficiary.

TAX TREATMENT OF LOANS AND SURRENDERS. Section 7702A of the Code sets forth the rules for determining when a life insurance Policy will be deemed to be a MEC. A MEC is a contract which is entered into or materially changed on or after June 21, 1988 and fails to meet the 7-pay test. A Policy fails to meet the 7-pay test when the cumulative amount paid under the Policy at any time during the first 7 Policy years exceeds the sum of the net level premiums which would have been paid on or before such time if the Policy provided for paid-up future benefits after the payment of seven (7) level annual premiums. A material change would include any increase in the future benefits or addition of qualified additional benefits provided under a Policy unless the increase is attributable to: (1) the payment of premiums necessary to fund the lowest death benefit and qualified additional benefits payable in the first seven Policy years; or (2) the crediting of interest or other earnings with respect to such premiums.

Certain changes in a Policy after it is issued could also cause it to fail to satisfy the 7-pay test and therefore to be classified as a MEC. Making additional payments, reducing the Policy's death benefit, reducing the Policy's benefits through a partial withdrawal, a change in death benefit option, and termination of benefits under a rider are examples of changes that could result in your Policy becoming classified as a MEC. Reducing the death benefit below the lowest death benefit provided by the Policy during the first seven years will probably cause the Policy to be classified as a MEC if such a reduction occurs during the first seven Policy years in the case of a Single Life Policy or at any time in the case of a Joint and Last Survivor Policy. Even if these events do not result in a Policy becoming classified as a MEC, they could reduce the amount that may be paid in the future without causing the Policy to be classified as a MEC. You should consult a tax adviser to determine whether a Policy transaction will cause your Policy to be classified as a MEC.

Furthermore, any Policy received in exchange for a Policy classified as a MEC will be treated as a MEC regardless of whether it meets the 7-pay test. However, an exchange under Section 1035 of the Code of a life insurance Policy entered into before June 21, 1988 for the Policy will not cause the Policy to be treated as a MEC if no additional premiums are paid.

Due to the flexible premium nature of the Policy, the determination of whether it qualifies for treatment as a MEC depends on the individual circumstances of each Policy.

If the Policy is classified as a MEC, then any distribution (including the proceeds of any loan) is taxable to the extent of income in the Policy. Distributions are deemed to be on a last-in, first-out basis, which means the taxable income is distributed first. Distributions, including those resulting from surrender or lapse of the Policy, may also be subject to an additional 10% federal income tax penalty applied to the income portion of such distribution. The penalty shall not apply, however, to any distributions: (1) made on or after the date on which the taxpayer reaches age 59 1/2; (2) which is attributable to the taxpayer becoming disabled (within the meaning of Section 72(m)(7) of the Code); or (3) which is part of a series of substantially equal periodic payments made not less frequently than annually for the life (or life expectancy) of the taxpayer or the joint lives (or joint life expectancies) of such taxpayer and his beneficiary.

If a Policy becomes a MEC, distributions that occur during the Policy year will be taxed as distributions from a MEC. In addition, distributions from a Policy within two years before it becomes a MEC will be taxed in this manner. This means that a distribution made from a Policy that is not a MEC could later become taxable as a distribution from a MEC.

If a Policy is not classified as a MEC, then any surrenders shall be treated first as a recovery of the investment in the Policy which would not be received as taxable income. However, if a distribution is the result of a reduction in benefits under the

Policy within the first fifteen years after the Policy is issued in order to comply with Section 7702, such distribution will, under rules set forth in
Section 7702, be taxed as ordinary income to the extent of income in the Policy.

Loans from a Policy which is not classified as a MEC, will generally be treated as Indebtedness of the Owner and not a distribution. However, there is uncertainty as to loans from such a Policy after the 10th Policy year and you should consult a tax adviser as to the treatment of such loans.

If your Policy is surrendered, cancelled, lapses, or is exchanged while any Policy loan is outstanding, the amount of the Policy loan plus accrued interest will be deemed to be distributed to you and could be partly or wholly taxable, depending on your particular circumstances. Cash distributed to you from the Policy in these circumstances may be insufficient to pay the tax attributable to any Policy loan.

Interest payable on a loan under a Policy is generally not deductible.

Policyowners should seek competent tax advice on the tax consequences of taking loans, distributions, exchanging or surrendering any Policy.

MULTIPLE POLICIES. The Code further provides that multiple MECs that are issued within a calendar year period to the same owner by one company or its affiliates are treated as one MEC for purposes of determining the taxable portion of any loans or distributions. Such treatment may result in adverse tax consequences including more rapid taxation of the loans or distributed amounts from such combination of policies. You should consult a tax adviser prior to purchasing more than one MEC in any calendar year period.

CONTINUATION OF POLICY BEYOND AGE 100. The tax consequences of continuing the Policy beyond the Insured's 100th birthday (or the younger Insured's 100th birthday with respect to the Joint and Last Survivor Policy) are unclear. You should consult a tax adviser if you intend to keep the Policy in force beyond the Insured's 100th birthday (or the younger Insured's 100th birthday with respect to the Joint and Last Survivor Policy).

TAX TREATMENT OF POLICY SPLIT. The Split Policy Option Rider and the Divorce Split Rider permit a Policy to be split into two individual Policies. In general exercising either the Policy Split Rider or the Divorce Split Rider will be treated as a taxable transaction. It is not clear whether the individual Policies that result will be classified as Modified Endowment Contracts. A tax adviser should be consulted before exercising either rider.

TAX TREATMENT OF ASSIGNMENTS. An assignment of a Policy or the change of ownership of a Policy may be a taxable event. You should therefore consult a competent tax adviser should you wish to assign or change the owner of your Policy.

QUALIFIED PLANS. The Policies may be used in conjunction with certain Qualified Plans. Because the rules governing such use are complex and the amount of life insurance provided in connection with such plans may be limited, you should not do so until you have consulted a competent Qualified Plans consultant.

INCOME TAX WITHHOLDING. All distributions or the portion thereof which is includible in gross income of the Policy owner are subject to Federal income tax withholding. However, in most cases you may elect not to have taxes withheld. You may be required to pay penalties under the estimated tax rules, if withholding and estimated tax payments are insufficient.

LIFE INSURANCE PURCHASES BY NONRESIDENT ALIENS AND FOREIGN CORPORATIONS. Policy Owners that are not U.S. citizens or residents will generally be subject to U.S. Federal withholding tax on taxable distributions from life insurance policies at a 30% rate, unless a lower treaty rate applies. In addition, Policy Owners may be subject to state and/or municipal taxes and taxes that may be imposed by the Policy Owner's country of citizenship or residence. Prospective purchasers are advised to consult with a qualified tax adviser regarding taxation with respect to a purchase of the Policy.

BUSINESS USES OF POLICY. Businesses can use the Policies in various arrangements, including nonqualified deferred compensation or salary continuance plans, split dollar insurance plans, executive bonus plans, tax exempt and nonexempt welfare benefit plans, retiree medical benefit plans and others. The tax consequences of such plans may vary depending on the particular facts and circumstances. If you are purchasing the Policy for any arrangement the value of which depends in part on its tax consequences, you should consult a qualified tax adviser. In the case of a business-owned Policy, the provisions of Section 101(j) of the Code may limit the amount of the death benefit excludable from gross income unless a specified exception applies and a notice and consent requirement is satisfied, as discussed above. In recent years, moreover, Congress has adopted new rules relating to life insurance owned by businesses. Any business contemplating the purchase of a new Policy or a change in an existing Policy should consult a tax adviser.

NON-INDIVIDUAL OWNERS AND BUSINESS BENEFICIARIES OF POLICIES. Ownership of the Policy by a corporation, trust or other non-natural person could jeopardize some (or all) of such entity's interest deduction under Internal Revenue Code
Section 264, even where such entity's indebtedness is in no way connected to the Policy. In addition, under Section 264(f)(5), if a business (other than a sole proprietorship) is directly or indirectly a beneficiary of the Policy, the Policy could be treated as held by the business for purposes of the
Section 264(f) entity-holder rules. Therefore, it would be advisable to consult with a qualified tax adviser before any non-natural person is made an Owner or holder of the Policy, or before a business (other than a sole proprietorship) is made a beneficiary of the Policy.

SPLIT-DOLLAR ARRANGEMENTS. The IRS and the Treasury Department have recently issued guidance that substantially affects split-dollar arrangements. You should consult a qualified tax adviser before entering into or paying additional premiums with respect to such arrangements.

In addition, the Sarbanes-Oxley Act of 2002 (the "Act"), which was signed into law on July 30, 2002, prohibits, with limited exceptions, publicly-traded companies, including non-U.S. companies that have securities listed on U.S. exchanges, from extending directly or indirectly or through a subsidiary, many types of personal loans to their directors or executive officers. It is possible that this prohibition may be interpreted to apply to split-dollar life insurance arrangements for directors and executive officers of such companies, since such arrangements can arguably be viewed as involving a loan from the employer for at least some purposes.

Any affected business contemplating the payments of a premium on an existing Policy or the purchase of a new Policy in connection with a split-dollar life insurance arrangement should consult legal counsel.

Split dollar plans that provide deferred compensation may be subject to recently enacted rules governing deferred compensation arrangements. Failure to adhere to these rules will result in adverse tax consequences. A tax adviser should be consulted with respect to such plans.

ESTATE, GIFT AND GENERATION-SKIPPING TRANSFER TAXES. The transfer of the Policy or the designation of a beneficiary may have Federal, state, and/or local transfer and inheritance tax consequences, including the imposition of gift, estate, and generation-skipping transfer taxes. When the insured dies, the death proceeds will generally be includable in the Policy Owner's estate for purposes of the Federal estate tax if the Policy Owner was the insured. If the Policy Owner was not the insured, the fair market value of the Policy would be included in the Policy Owner's estate upon the Policy Owner's death. The Policy would not be includable in the insured's estate if the insured neither retained incidents of ownership at death nor had given up ownership within three years before death.

Moreover, under certain circumstances, the Internal Revenue Code may impose a "generation-skipping transfer tax" when all or part of a life insurance policy is transferred to, or a death benefit is paid to, an individual two or more generations younger than the Policy Owner. Regulations issued under the Internal Revenue Code may require us to deduct the tax from your Policy, or from any applicable payment, and pay it directly to the IRS.

Qualified tax advisers should be consulted concerning the estate and gift tax consequences of Policy ownership and distributions under Federal, state and local law. The individual situation of each Policy Owner or beneficiary will determine the extent, if any, to which Federal, state, and local transfer and inheritance taxes may be imposed and how ownership or receipt of Policy proceeds will be treated for purposes of Federal, state and local estate, inheritance, generation-skipping and other taxes.

The Economic Growth and Tax Relief Reconciliation Act of 2001 ("EGTRRA") repeals the Federal estate tax and replaces it with a carryover basis income tax regime effective for estates of decedents dying after December 31, 2009. EGTRRA also repeals the generation-skipping transfer tax, but not the gift tax, for transfers made after December 31, 2009. EGTRRA contains a sunset provision, which essentially returns the Federal estate, gift and generation-skipping transfer taxes to their pre-EGTRRA form, beginning in 2011. Congress may or may not enact permanent repeal between now and then.

During the period prior to 2010, EGTRRA provides for periodic decreases in the maximum estate tax rate coupled with periodic increases in the estate tax exemption. For 2007-2009, the maximum estate tax rate is 45%. The estate tax exemption is $2,000,000 for 2006-2008 and $3,500,000 in 2009.

The complexity of the new tax law, along with uncertainty as to how it might be modified in coming years, underscores the importance of seeking guidance from a qualified adviser to help ensure that your estate plan adequately addresses your needs and those of your beneficiaries under all possible scenarios.

TAX CREDITS AND DEDUCTIONS

The Company may be entitled to certain tax benefits related to the assets of the Separate Account. These tax benefits, which may include foreign tax credits and corporate dividends received deductions, are not passed back to the Separate Account or to Policy Owners since the Company is the owner of the assets from which the tax benefits are derived.

ALTERNATIVE MINIMUM TAX. There may also be an indirect tax on the income in the Policy or the proceeds of the Policy under the Federal corporate alternative minimum tax if the Owner is subject to that tax.

POSSIBLE TAX LAW CHANGES. Although the likelihood of legislative changes is uncertain, there is always the possibility that the tax treatment of the Policy could change by legislation or otherwise. Consult a tax adviser with respect to legislative developments and their effect on the Policy.

THE COMPANY'S INCOME TAXES. Under current Federal income tax law we are not taxed on the Separate Account's operations. Thus, currently we do not deduct a charge from the Separate Account for company Federal income taxes. (We do deduct a charge for Federal taxes from premiums.) We reserve the right to charge the Separate Account for any future Federal income taxes we may incur. Under current laws we may incur state and local taxes (in addition to premium taxes). These taxes are not now significant and we are not currently charging for them. If they increase, we may deduct charges for such taxes.

SPECIAL TERMS

We have tried to make this prospectus as readable and understandable for you as possible. However, by the very nature of the Policy certain technical words or terms are unavoidable. We have identified some of these terms and provided you with a definition.

ACCUMULATION ACCOUNT VALUE -- The total of the amounts credited to the Owner in the Separate Account, the General Account and the Loan Account.

ATTAINED AGE -- The Issue Age of an Insured plus the number of completed Policy years.

BENEFICIARY -- The person(s) named in the application or by later designation to receive Policy proceeds in the event of the Insured's death with respect to the Single Life Policy or, in the event of the Last Insured's death with respect to the Joint and Last Survivor Policy.

A Beneficiary may be changed as set forth in the Policy and this prospectus.

CASH SURRENDER VALUE -- The Accumulation Account Value of a Policy on the date of surrender, less any Indebtedness, less any unpaid selection and issue expense charge due for the remainder of the first Policy year for the initial Face Amount (and, for the Single Life Policy, any increase in Face Amount), less any unpaid monthly Policy charge due for the remainder of the first Policy year, and less any surrender charge.

FACE AMOUNT -- The minimum death benefit under the Policy so long as the Policy remains in force before the Insured's Attained Age 100 with respect to the Single Life Policy or, with respect to the Joint and Last Survivor Policy, before the younger Insured's Attained Age 100.

GENERAL ACCOUNT -- Our assets other than those allocated to the Separate Account or any other separate account.

INDEBTEDNESS -- The sum of all unpaid Policy loans and accrued interest on loans.

INSUREDS -- The person or persons whose life (lives) are insured under the Policy.

INVESTMENT FUNDS -- Investments within the Separate Account which we make available under the Policy.

INVESTMENT START DATE -- The date the initial premium is applied to the General Account and/or the Investment Funds. This date is the later of the Issue Date or the date the initial premium is received at our Service Office.

ISSUE AGE -- The age of each Insured at his or her nearest birthday as of the Issue Date.

ISSUE DATE -- The date as of which insurance coverage begins under a Policy. It is also the date from which Policy anniversaries, Policy years, and Policy months are measured. It is the Effective Date of coverage under the Policy.

LAST INSURED -- The Insured whose death succeeds the death of all other Insureds under the Joint and Last Survivor Policy.

LOAN ACCOUNT -- The account of MetLife Investors to which amounts securing Policy Loans are allocated. The Loan Account is part of MetLife Investors' General Account.

LOAN SUBACCOUNT -- A Loan Subaccount has been established for the General Account and for each Investment Fund. Any Accumulation Account Value transferred to the Loan Account will be allocated to the appropriate Loan Subaccount to reflect the origin of the Accumulation Account Value. At any point in time, the Loan Account will equal the sum of all the Loan Subaccounts.

MONTHLY ANNIVERSARY -- The same date in each succeeding month as the Issue Date except that whenever the Monthly Anniversary falls on a date other than a Valuation Date, the Monthly Anniversary will be deemed the next Valuation Date. If any Monthly Anniversary would be the 29th, 30th, or 31st day of a month that does not have that number of days, then the Monthly Anniversary will be the last day of that month.

NET PREMIUM -- The premium paid, less the premium tax charge, less the Federal tax charge, less the sales charge.

OWNER -- The owner of a Policy, as designated in the application or as subsequently changed.

POLICY -- The Joint and Last Survivor Policy or the Single Life Policy offered by us and described in this prospectus.

PRO-RATA SURRENDER -- A requested reduction of both the Face Amount and the Accumulation Account Value by a given percentage.

SEPARATE ACCOUNT -- MetLife Investors Variable Life Account One, a separate investment account established by MetLife Investors to receive and invest the Net Premiums paid under the Policy, and certain other variable life policies, and allocated by you to provide variable benefits.

SERVICE OFFICE -- MetLife Investors Insurance Company, MetLife Life Administration -- Equity Products, P.O. Box 358, Warwick, RI, 02887-0358. Note:
If you send your premium payments or transaction requests to an address other than the one we have designated for receipt of such premium payments or requests, we may return the payment to you, or there may be a delay in applying the premium payment or transaction to your Policy.

TARGET PREMIUM -- A premium calculated when a Policy is issued, based on the Insured's age with respect to the Single Life Policy (or the Insureds' joint age with respect to the Joint and Last Survivor Policy), sex (except in unisex policies) and risk class. The Target Premium is used to calculate the first year's premium expense charge, the surrender charge, and agent compensation under the Policy.

VALUATION DATE -- Each day that the New York Stock Exchange (NYSE) is open for trading and MetLife Investors is open for business. MetLife Investors is open for business every day that the NYSE is open for trading.

VALUATION PERIOD -- The period between two successive Valuation Dates, commencing at the close of the NYSE (usually 4:00 p.m. Eastern Standard Time) on a Valuation Date and ending with the close of the NYSE on the next succeeding Valuation Date.

Additional information about the Policy and the Separate Account can be found in the Statement of Additional Information. You may obtain a copy of the Statement of Additional Information, without charge, by calling 1-800-638-9294, or by writing to our Service Office at: MetLife Investors Insurance Company, P.O. Box 358, Warwick, RI 02887-0358. You may also obtain, without charge, a personalized illustration of death benefits, Cash Surrender Values and Accumulation Account Values by calling 1-800-638-9294.

For Investment Fund transfers, for current information about your Policy values, to change or update Policy information such as your billing address, billing mode, beneficiary or ownership, for information about other Policy transactions, and to ask questions about your Policy, you may call our Service Office at 1-800-638-9294.

This prospectus incorporates by reference all of the information contained in the Statement of Additional Information, which is legally part of this prospectus.

Information about the Policy and the Separate Account, including the Statement of Additional Information, is available for viewing and copying at the SEC's Public Reference Room in Washington, D.C. Information about the operation of the Public Reference Room may be obtained by calling the SEC at 202-942-8090. The Statement of Additional Information, reports and other information about the Separate Account are available on the SEC Internet site at www.sec.gov. Copies of this information may be obtained upon payment of a duplicating fee, by writing to the SEC's Public Reference Section at 100 F Street, NE, Washington, DC 20549.

File No. 811-07971

                               FLEXIBLE PREMIUM

                       VARIABLE LIFE INSURANCE POLICIES

             JOINT AND LAST SURVIVOR POLICY AND SINGLE LIFE POLICY

                      METLIFE INVESTORS INSURANCE COMPANY

                  METLIFE INVESTORS VARIABLE LIFE ACCOUNT ONE

                      STATEMENT OF ADDITIONAL INFORMATION
                                   (PART B)

                               NOVEMBER 9, 2009

This Statement of Additional Information is not a prospectus. This Statement of Additional Information relates to the Prospectus dated November 9, 2009 and should be read in conjunction therewith. A copy of the Prospectus may be obtained by writing to MetLife Investors Distribution Company, 5 Park Plaza, Suite 1900, Irvine, CA 92614.

                                     SAI-1

                               TABLE OF CONTENTS

                                                                         PAGE
                                                                         -----
  MetLife Investors..................................................... SAI-3
  The Separate Account.................................................. SAI-3
  Discontinued Investment Funds......................................... SAI-3
  Adjustment of Charges................................................. SAI-4
  Disregard of Voting Instructions...................................... SAI-4
  Performance Data...................................................... SAI-4
  Illustrations......................................................... SAI-4
  Registration Statement................................................ SAI-5
  Misstatement of Age or Sex Corrections................................ SAI-5
  Our Right to Contest.................................................. SAI-5
  Reports to Owners..................................................... SAI-5
  Independent Registered Public Accounting Firm......................... SAI-5
  Additional Information................................................ SAI-6
  Distribution.......................................................... SAI-6
  Financial Statements..................................................

                                     SAI-2

METLIFE INVESTORS

MetLife Investors Insurance Company (MetLife Investors) was incorporated on August 17, 1981 as Assurance Life Company, a Missouri corporation, and changed its name to Xerox Financial Services Life Insurance Company in 1985. On June 1, 1995, a wholly-owned subsidiary of General American Life Insurance Company (General American Life) purchased Xerox Financial Services Life Insurance Company which on that date changed its name to Cova Financial Services Life Insurance Company. On January 6, 2000, Metropolitan Life Insurance Company (MetLife) acquired GenAmerica Corporation, the ultimate parent company of General American Life. MetLife, headquartered in New York City since 1868, is a subsidiary of MetLife, Inc., a publicly-traded company that is a leading provider of insurance and financial products and services to individual and group customers. We changed our name to MetLife Investors Insurance Company on January 30, 2001.

On December 31, 2002, MetLife, Inc. entered into a net worth maintenance agreement with MetLife Investors. Under the agreement, MetLife, Inc. agreed, without limitation as to the amount, to cause MetLife Investors to have certain minimum capital and surplus levels and liquidity necessary to enable it to meet its current obligations on a timely basis. As of December 31, 2008, the capital and surplus of MetLife Investors was in excess of these minimum capital and surplus levels. MetLife, Inc. and MetLife Investors entered into the agreement in part to enhance and maintain the financial strength of MetLife Investors as set forth in the agreement. Creditors of MetLife Investors (including its Policy Owners) have certain rights under the agreement to enforce the provisions of the agreement through certain state insurance regulators. However, the agreement provides, among other things, that it does not provide any creditor of MetLife Investors with recourse to or against any of the assets of MetLife, Inc. MetLife, Inc. has the right to terminate the agreement upon thirty days written notice to MetLife Investors. MetLife, Inc. has agreed not to terminate the agreement unless one of certain designated events occur, including if the Company attains a financial strength rating from Moody's Investors Service, Inc., without giving weight to the support of the agreement, that is the same as or better than its rating of such rating agency with such support.

In addition, General American Life entered into a contingent reinsurance agreement with MetLife Investors. Under this agreement, in the event that MetLife Investors' statutory capital and surplus fall below certain levels, General American Life would assume as assumption reinsurance, subject to regulatory approvals and required consents, all of MetLife Investors' life insurance and annuity contracts. As of December 31, 2008, the capital and surplus of MetLife Investors was in excess of these minimum capital and surplus levels.

We are licensed to do business in the District of Columbia and all states except Maine, New Hampshire, New York and Vermont.

THE SEPARATE ACCOUNT

MetLife Investors Variable Life Account One (the "Separate Account") was established on October 23, 1991 to hold the assets that underlie the Policies. The Separate Account is registered with the Securities and Exchange Commission as a unit investment trust under the Investment Company Act of 1940, as amended.

Prior to November 9, 2009, the Company issued Policies under the MetLife Investors Variable Life Account Five (the "Former Separate Account"). On November 9, 2009, the Former Separate Account was combined with and into the Separate Account (the "Combination").

In connection with the Combination of the Former Separate Account with and into the Separate Account, we transferred the assets of the Former Separate Account to the Separate Account and the Separate Account assumed the liabilities and contractual obligations of the Former Separate Account. After the Combination, the financial statements will report assets and liabilities on a combined basis. The financial statements also will combine any subaccounts that invest in the same Investment Funds and illustrate unit values as a range.

DISCONTINUED INVESTMENT FUNDS

The Goldman Sachs Mid Cap Value Portfolio is closed to allocations of premiums or transfers of cash value except for Dollar Cost Averaging or Portfolio Rebalancing programs in effect prior to April 28, 2008.

                                     SAI-3

ADJUSTMENT OF CHARGES

The Policy is available for purchase by individuals, corporations, and other institutions. For certain individuals and certain corporate or other groups or sponsored arrangements purchasing one or more Policies, we may waive or adjust the amount of the sales charge, contingent deferred sales charge, monthly administrative charge, or other charges where the expenses associated with the sale of the Policy or Policies or the underwriting or other administrative costs associated with the Policy or Policies warrant an adjustment.

Sales, underwriting, or other administrative expenses may be reduced for reasons such as expected economies resulting from a corporate purchase or a group or sponsored arrangement; from the amount of the initial premium payment or payments; or from the amount of projected premium payments. We will determine in our discretion if, and in what amount, an adjustment is appropriate. We may modify the criteria for qualification for adjustment of charges as experience is gained, subject to the limitation that such adjustments will not be unfairly discriminatory against the interests of any owner.

DISREGARD OF VOTING INSTRUCTIONS

We may, when required to do so by state insurance authorities, vote shares of the Investment Funds without regard to instructions from Owners if such instructions would require the shares to be voted to cause an Investment Fund to make, or refrain from making, investments which would result in changes in the sub-classification or investment objectives of the Investment Fund. We may also disapprove changes in the investment policy initiated by Owners or trustees/directors of the Investment Funds, if such disapproval is reasonable and is based on a good faith determination by us that the change would violate state or Federal law or the change would not be consistent with the investment objectives of the Investment Funds or which varies from the general quality and nature of investments and investment techniques used by other funds with similar investment objectives underlying other variable contracts offered by us or of an affiliated company. In the event we disregard voting instructions, a summary of this action and the reasons for such action will be included in the next annual report to owners.

PERFORMANCE DATA

We may provide information concerning the historical investment experience of the Investment Funds, including average annual net rates of return for periods of one, three, five, and ten years, as well as average annual net rates of return and total net rates of return since inception of the Investment Funds. These net rates of return represent past performance and are not an indication of future performance. Insurance, sales, premium tax, and the selection and issue expense charge, which can significantly reduce the return to the Policy Owner, are not reflected in these rates. The rates of return reflect only the mortality and expense risk charge and the fees and expenses of the underlying Investment Funds. The net rates of return show performance from the inception of the Investment Funds, which in some instances, may precede the Fund's inclusion in the Separate Account.

ILLUSTRATIONS

We may provide personalized illustrations showing how the Policies work based on assumptions about investment returns and the Policy Owner's and/or Insured's characteristics. The illustrations are intended to show how the Death Benefit, Cash Surrender Value, and Accumulation Account Value could vary over an extended period of time assuming hypothetical gross rates of return (I.E., investment income and capital gains and losses, realized or unrealized) for the Separate Account equal to specified constant after-tax rates of return. One of the gross rates of return will be 0%. Gross rates of return do not reflect the deduction of any charges and expenses. The illustrations will be based on specified assumptions, such as Face Amount, premium payments, Insured, risk class, and death benefit option. Illustrations will disclose the specified assumptions upon which they are based. Values will be given based on guaranteed mortality and expense risk and other charges and may also be based on current mortality and expense risk and other charges.

The illustrated Death Benefit, Cash Surrender Value, and Accumulation Account Value for a hypothetical Policy would be different, either higher or lower, from the amounts shown in the illustration if the actual average gross rates of return equalled the gross rates of return upon which the illustration is based, but varied above and below the average during the

                                     SAI-4
period, or if premiums were paid in other amounts or at other than annual intervals. For example, as a result of variations in actual returns, additional premium payments beyond those illustrated may be necessary to maintain the Policy in force for the periods shown or to realize the Policy values shown in particular illustrations even if the average rate of return is realized.

REGISTRATION STATEMENT

The prospectus and this SAI omit certain information contained in the Registration Statement which has been filed with the SEC. Copies of such additional information may be obtained from the SEC upon payment of the prescribed fee.

MISSTATEMENT OF AGE OR SEX CORRECTIONS

If there is a misstatement of age or sex in the application, the amount of the death benefit will be that which would be purchased by the most recent monthly cost of insurance charge at the correct age or sex. If we make any payment or Policy changes in good faith, relying on our records, or evidence supplied to us, our duty will be fully discharged. We reserve the right to correct any errors in the Policy.

OUR RIGHT TO CONTEST

We cannot contest the validity of the Policy after it has been in effect during the Insured's lifetime with respect to the Single Life Policy, or during the lifetime of either Insured with respect to the Joint and Last Survivor Policy, for two years. With respect to the Single Life Policy, we cannot contest an increase in Face Amount with regard to material misstatements made concerning such increase after it has been in force during the Insured's lifetime for two years from the effective date of the increase. If the Policy is reinstated, the two-year period for contesting material misstatements is measured from the date of approval of the reinstatement. In addition, if the Insured with respect to the Single Life Policy (or either Insured with respect to the Joint and Last Survivor Policy) commits suicide in the two-year period, or such period as specified in state law, while sane or insane, the benefit payable will be limited to premiums paid less Indebtedness and less any partial withdrawals. With respect to the Single Life Policy, while sane or insane, if the Insured commits suicide within two years after the date of any increase in Face Amount, the death benefit for that increase will be limited to the monthly deductions for the increase. Please refer to your Policy for specific provisions.

REPORTS TO OWNERS

Each year a report will be sent to you which shows the current Policy values, premiums paid and deductions made since the last report, and any outstanding loans.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The financial statements of each of the Sub-Accounts of MetLife Investors Variable Life Account One included in this Prospectus have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein, and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing. The principal address of Deloitte & Touche LLP is 201 East Kennedy Boulevard, Suite 1200, Tampa, Florida 33602-5827.

The financial statements of MetLife Investors Insurance Company (the "Company") included in this Statement of Additional Information have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein (which report expresses an unqualified opinion and includes an explanatory paragraph referring to the fact that the Company changed its method of accounting for certain assets and liabilities to a fair value measurement approach as required by accounting guidance adopted on January 1, 2008, and changed its method of accounting for income taxes as required by accounting guidance adopted on January 1, 2007), and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing. The principal address of Deloitte & Touche LLP is 201 East Kennedy Boulevard, Suite 1200, Tampa, Florida 33602-5827.

The consolidated financial statements of General American Life Insurance Company and subsidiaries (the "Guarantor") included in this Statement of Additional Information have been audited by Deloitte & Touche LLP, an independent

                                     SAI-5
registered public accounting firm, as stated in their report appearing herein (which report expresses an unqualified opinion and includes an explanatory paragraph referring to the fact that the Guarantor changed its method of accounting for certain assets and liabilities to a fair value measurement approach as required by accounting guidance adopted on January 1, 2008, and changed its method of accounting for deferred acquisition costs and for income taxes as required by accounting guidance adopted on January 1, 2007), and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing. The principal address of Deloitte & Touche LLP is 201 East Kennedy Boulevard, Suite 1200, Tampa, Florida 33602-5827.

The consolidated financial statements, and the related financial statement schedules, incorporated in this Statement of Additional Information by reference from the MetLife, Inc. and subsidiaries' ("MetLife") Annual Report on Form 10-K, and the effectiveness of MetLife's internal control over financial reporting for the year ended December 31, 2008, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports (which (1) express an unqualified opinion on the consolidated financial statements and financial statement schedules and include an explanatory paragraph regarding changes in MetLife's method of accounting for certain assets and liabilities to a fair value measurement approach as required by accounting guidance adopted on January 1, 2008, and its method of accounting for deferred acquisition costs and for income taxes as required by accounting guidance adopted on January 1, 2007, and (2) express an unqualified opinion on MetLife's effectiveness of internal control over financial reporting), which are incorporated herein by reference. Such consolidated financial statements and financial statement schedules have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

ADDITIONAL INFORMATION

As noted above in the "The Company" section of this Statement of Additional Information, MetLife, Inc. has entered into a net worth maintenance agreement with the Company. As permitted by SEC rules, we are incorporating by reference into this Statement of Additional Information the following documents which have been filed with the SEC, which means that these documents are legally a part of this Statement of Additional Information.

The consolidated financial statements and financial schedules from MetLife, Inc. and Subsidiaries' Annual Report on Form 10-K for the year ended
December 31, 2008, filed on March 2, 2009 (File No. 001-15787), can be viewed on the SEC website at www.sec.gov.

You should only consider MetLife, Inc.'s financial statements (including notes and financial statement schedules thereto) and other financial information that we have incorporated by reference as noted above as bearing on the ability of MetLife, Inc. to meet its obligations under the net worth maintenance agreement.

DISTRIBUTION

Information about the distribution of the Policies is contained in the prospectus. (See "Other Information -- Distribution.") Additional information is provided below.

The Policies described in this prospectus are no longer offered to new purchasers. We do continue to accept premium payments from existing Owners.

                                     SAI-6

MetLife Investors Distribution Company ("Distributor") serves as principal underwriter for the Policies. Distributor is a Missouri corporation and its principal office is located at 5 Park Plaza, Suite 1900, Irvine, California 92614. Distributor is an indirect wholly-owned subsidiary of MetLife, Inc. Distributor is registered as a broker-dealer with the Securities and Exchange Commission under the Securities Exchange Act of 1934 and is a member of FINRA. Distributor is not a member of the Securities Investor Protection Corporation. Distributor has entered into selling agreements with other broker-dealers ("selling firms") and compensates them for their services. Distributor received sales compensation with respect to the Separate Account in the following amounts during the periods indicated:

                                               AGGREGATE AMOUNT OF
                        AGGREGATE AMOUNT OF   COMMISSIONS RETAINED
                        COMMISSIONS PAID TO   BY DISTRIBUTOR AFTER
           FISCAL YEAR      DISTRIBUTOR     PAYMENTS TO SELLING FIRMS
           -----------  ------------------- -------------------------
              2008.....      $                         $0
              2007.....      $780,713                  $0
              2006.....      $644,365                  $0

Distributor passes through commissions to selling firms for their sales. In addition we pay compensation to Distributor to offset its expenses, including compensation costs, marketing and distribution expenses, advertising, wholesaling, printing, and other expenses of distributing the Policies.

As noted in the prospectus, we and Distributor pay compensation to all selling firms in the form of commissions and certain types of non-cash compensation. We and Distributor may pay additional compensation to selected firms, including marketing allowances, introduction fees, persistency payments, preferred status fees and industry conference fees. The terms of any particular agreement governing compensation may vary among selling firms and the amounts may be significant. The amount of additional compensation (non-commission amounts) paid to selected selling firms during 2008 ranged from $36,007 to $3,967,156. The amount of commissions paid to selected selling firms during 2008 ranged from $631,496 to $30,520,896. The amount of total compensation (includes non-commission as well as commission amounts) paid to selected selling firms during 2008 ranged from $667,503 to $34,015,296. For purposes of calculating such amounts, the amount of compensation received by a selling firm may include additional compensation received by the firm for the sale of insurance products issued by our affiliates within the MetLife Investors group of companies (First MetLife Investors Insurance Company and MetLife Investors USA Insurance Company).

The following list sets forth the names of selling firms that received additional compensation in 2008 in connection with the sale of our variable annuity contracts, variable life policies and other insurance products. The selling firms are listed in alphabetical order.

A.G. Edwards & Sons, Inc.
Commonwealth
Edward Jones
J.J.B. Hilliard, W.L. Lyons, Inc.
Linsco Private Ledger
RBC Wealth Management
Stifer, Nicolaus & Company, Incorporated
UBS Financial Services
Wachovia Securities, LLC

                                     SAI-7

Financial statements of the Registrant, Depositor and Guarantor will be filed by amendment.

PART C: OTHER INFORMATION

ITEM 26 EXHIBITS

       (a) (i)   Resolutions of the Board of Directors of COVA Financial Life
                 Insurance Company establishing the separate account dated
                 March 24, 1992 1
           (ii)  Resolutions of the Board of Directors of MetLife Investors
                 Insurance Company effecting the separate account 10
           (iii) Resolutions of the Board of Directors dated October 23, 1991 establishing MetLife Investors Variable Life Account One 2
           (iv)  Resolution of MetLife Investors Insurance Company Board of
                 Directors, dated ______, authorizing the combining of MetLife
                 Investor Variable Life Account Five into MetLife Investors
                 Variable Life Account One. (To be filed by amendment.)
       (b)       None
       (c) (i)   Form of Principal Underwriters Agreement between MetLife
                 Investors Insurance Company and MetLife Investors Distribution
                 Company 5
           (ii)  Form of Selling Agreement between MetLife Investors Insurance
                 Company, MetLife Investors Distribution Company, Broker
                 Dealer and General Agent 6
           (iii) Form of Amendment to Selling Agreement between MetLife
                 Investors Insurance Company, MetLife Investors Distribution
                 Company, Broker-Dealer and General Agent 6
           (iv)  Schedule of Commissions 6
           (v)   Form of Retail Sales Agreement (MLIDC 7-1-05) 9
       (d) (i)   Flexible Premium Joint and Last Survivor Policy 3
           (ii)  Flexible Premium Variable Life Policy 4
           (iii) Riders to the Policy (Joint and Survivor Policy) 3
                 (Waiver of Specified Premium Rider, Anniversary Partial
                   Withdrawal Rider, Estate Preservation Term Rider, Joint
                   Supplemental Coverage Rider, Lifetime Coverage Rider,
                   Secondary Guarantee Rider, Divorce Split Policy Option Rider)
           (iv)  Additional Riders to the Policy 4
                 (Accelerated Benefit Rider, Anniversary Partial Withdrawal Rider,
                   Guaranteed Survivor Plus Purchase Option Rider, Lifetime
                   Coverage Rider, Secondary Guarantee Rider, Supplemental
                   Coverage Rider, Waiver of Monthly Deduction Rider, Waiver of
                   Specified Premium Rider)
           (v)   Endorsement (Name Change) 5
           (vi)  Endorsement (Merger into MetLife Investors Insurance
                 Company) 10
       (e) (i)   Application Forms - Joint and Last Survivor Policy 3
           (ii)  Application Forms - Flexible Premium Variable Life Insurance
                 Policy 4
           (iii) Enterprise Application for Policies 7
       (f) (i)   Articles of Incorporation of the Company 2
           (ii)  By-Laws of the Company 2
       (g) (i)   Reinsurance Agreements 7
           (ii)  Contingent Reinsurance Agreement between MetLife Investors
                 Insurance Company and General American Life Insurance
                 Company 9
       (h) (i)   Participation Agreement between Met Investors Series Trust, Met
                 Investors Advisory Corp., MetLife Investors Distribution
                 Company and MetLife Investors Insurance Company of
                 California 6
           (iii) Participation Agreement among Metropolitan Series Fund, Inc.,

              MetLife Advisers, LLC, MetLife Investors Distribution Company
              & MetLife Investors Insurance Company 11
         (iv) Net Worth Maintenance Agreement between MetLife, Inc. and MetLife Investors Insurance Company (effective December 31,
              2002) 9
         (v)  Guarantee Agreement (General American Life Insurance
              Company) (June 1, 1995) 10
     (i)      None
     (j)      None
     (k) (i)  Opinion and Consent of Counsel (to be filed by amendment)
         (ii) Opinion and Consent of Counsel in Missouri 10
     (l)      None
     (m)      None
     (n) Consent of Independent Registered Public Accounting Firm (to be filed by amendment)
     (o)      None
     (p)      None
     (q)      None
     (r) (i)  Powers of Attorney for MetLife Investors Insurance Company
         (ii) Powers of Attorney for General American Life Insurance
              Company as Guarantor

1 Incorporated herein by reference to the Registration Statement on Form S-6 (File No. 333-37559) as filed on October 9, 1997.
2 Incorporated herein by reference to the Registration Statement on Form S-6 (File No. 333-17963) as filed on December 16, 1996.
3 Incorporated herein by reference to the Registration Statement on Form S-6 (File No. 333-83203) as filed on July 19, 1999.
4 Incorporated herein by reference to the Registration Statement on Form S-6 (File No. 333-83183) as filed on July 19, 1999.
5 Incorporated herein by reference to Post-Effective Amendment No. 4 to the Separate Account's Registration Statement on Form S-6 (File No. 333-83165) as filed on April 26, 2001.
6 Incorporated herein by reference to Pre-Effective Amendment No. 1 to the Separate Account's Registration Statement on Form S-6 (File No. 333-69522) as filed on December 20, 2001.
7 Incorporated herein by reference to Post-Effective Amendment No. 5 to the Separate Account's Registration Statement on Form N-6 (File No. 333-69522) as filed on April 30, 2004.
8 Incorporated herein by reference to Post-Effective Amendment No. 13 to the MetLife Investors Variable Annuity Account Five's Registration Statement on Form N-4 (File No. 333-54016 and 811-07060) as filed on October 7, 2005.
9 Incorporated herein by reference to Post-Effective Amendment No. 16 to the MetLife Investors Variable Annuity Account One's Registration Statement on Form N-4 (File No. 333-50540 and 811-05200) as filed on April 21,
    2006.
10 Incorporated herein by reference to the Registration Statement on Form N-6 (File No. 333-138575) as filed November 9, 2006.
11 Incorporated herein by reference to Post-Effective Amendment 12 to Registrant's Registration Statement on Form N-6 (File No. 333-69522 and 811-07971) as filed on April 22, 2008.

ITEM 27. DIRECTORS AND OFFICERS OF THE DEPOSITOR

The following are the Officers and Directors who are engaged directly or indirectly in activities relating to the Registrant or the variable life contracts offered by the Registrant and the executive officers of the Company:

Name and Principal Business Address  Positions and Offices with Depositor
-----------------------------------  --------------------------------------
Michael K. Farrell *****             Director, Chairman of the Board,
                                     President and Chief Executive Officer

Susan A. Buffum *****                Director

James J. Reilly **                   Vice President, Finance (principal
                                     financial officer)

Elizabeth M. Forget ***              Director

George Foulke *****                  Director

Jay S. Kaduson ****                  Director and Vice President

Bennett D. Kleinberg ******          Director and Vice President

Richard C. Pearson *                 Director, Executive Vice President,
                                     General Counsel and Secretary

Paul A. Sylvester ****               Director

Jeffrey A. Tupper *                  Director and Assistant Vice President

*        MetLife Investors, 5 Park Plaza, Suite 1900, Irvine, CA 92614
**       MetLife, 501 Boylston Street, Boston, MA 02116
***      MetLife, 1095 Avenue of the Americas, New York, NY 10036
****     MetLife, 10 Park Avenue, Morristown, NJ 07960
*****    MetLife, 334 Madison Avenue, P.O. Box 633, Convent Station, NJ 07961
******   MetLife, 1300 Hall Boulevard, Bloomfield, CT 06002

ITEM 28. PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH THE DEPOSITOR OR THE REGISTRANT

The following list provides information regarding the entities under common control with the Depositor. The Depositor is a wholly-owned subsidiary of MetLife, Inc., a publicly traded company. The Depositor is organized under the laws of Missouri. No person is controlled by the Registrant.

             ORGANIZATIONAL STRUCTURE OF METLIFE, INC. AND SUBSIDIARIES
                              AS OF MARCH 31, 2009

The following is a list of subsidiaries of MetLife, Inc. updated as of March 31, 2009. Those entities which are listed at the left margin (labeled with capital letters) are direct subsidiaries of MetLife, Inc. Unless otherwise indicated, each entity which is indented under another entity is a subsidiary of that other entity and, therefore, an indirect subsidiary of MetLife, Inc. Certain inactive subsidiaries have been omitted from the MetLife, Inc. organizational listing. The voting securities (excluding directors' qualifying shares, (if any)) of the subsidiaries listed are 100% owned by their respective parent corporations, unless otherwise indicated. The jurisdiction of domicile of each subsidiary listed is set forth in the parenthetical following such subsidiary.


A.    MetLife Group, Inc. (NY)

B.    MetLife Bank National Association (USA)

C.    Exeter Reassurance Company, Ltd. (Bermuda)

D.    MetLife Taiwan Insurance Company Limited (Taiwan)

E.    Metropolitan Tower Life Insurance Company (DE)

      1.    TH Tower NGP, LLC (DE)

      2. Partners Tower, L.P. (DE) - a 99% limited partnership interest of Partners Tower, L.P. is held by Metropolitan Tower Life Insurance Company and 1% general partnership interest is held by TH Tower NGP, LLC (DE)

      3.    TH Tower Leasing, LLC (DE)

      4.    MetLife Reinsurance Company of Vermont (VT)

      5.    EntreCap Real Estate II LLC (DE)

            a)    PREFCO Dix-Huit LLC (CT)

            b)    PREFCO X Holdings LLC (CT)

            c) PREFCO Ten Limited Partnership (CT) - a 99.9% limited partnership interest of PREFCO Ten Limited Partnership is held by EntreCap Real Estate II LLC and 0.1% general partnership is held by PREFCO X Holdings LLC.

            d)    PREFCO Vingt LLC (CT)

            e) PREFCO Twenty Limited Partnership (CT) - a 99% limited partnership interest of PREFCO Twenty Limited Partnership is held by EntreCap Real Estate II LLC and 1% general partnership is held by PREFCO Vingt LLC.

     6.     Plaza Drive Properties, LLC (DE)

     7.     MTL Leasing, LLC (DE)

            a)    PREFCO IX Realty LLC (CT)

            b)    PREFCO XIV Holdings LLC (CT)

            c) PREFCO Fourteen Limited Partnership (CT) - a 99.9% limited partnership interest of PREFCO Fourteen Limited Partnership is held by MTL Leasing, LLC and 0.1% general partnership is held by PREFCO XIV Holdings LLC.

F. MetLife Pensiones Mexico S.A. (Mexico)- 97.4738% is owned by MetLife, Inc. and 2.5262% is owned by MetLife International Holdings, Inc.

G. MetLife Chile Inversiones Limitada (Chile)- 99.9999999% is owned by MetLife, Inc. and 0.0000001% is owned by Natiloportem Holdings, Inc.

      1. MetLife Chile Seguros de Vida S.A. (Chile)- 99.99% is owned by MetLife Chile Inversiones Limitada and 0.01% is owned by MetLife International Holdings, Inc.

            a) MetLife Chile Administradora de Mutuos Hipotecarios S.A. (Chile)- 99.99% is owned by MetLife Chile Seguros de Vida S.A. and 0.01% is owned by MetLife Chile Inversiones Limitada.

H. MetLife Mexico S.A. (Mexico)- 98.70541% is owned by MetLife, Inc., 1.29459% is owned by MetLife International Holdings, Inc.

      1. MetLife Afore, S.A. de C.V. (Mexico)- 99.99% is owned by MetLife Mexico S.A. and 0.01% is owned by MetLife Pensiones Mexico S.A.

            a) Met1 SIEFORE, S.A. de C.V. (Mexico)- 99.99% is owned by MetLife Afore, S.A. de C.V. and 0.01% is owned by MetLife Mexico S.A.

            b) Met2 SIEFORE, S.A. de C.V. (Mexico)- 99.99% is owned by MetLife Afore, S.A. de C.V. and 0.01% is owned by MetLife Mexico S.A.


            c) MetA SIEFORE Adicional, S.A. de C.V. (Mexico)- 99.99% is owned by MetLife Afore, S.A. de C.V. and .01% is owned by MetLife Mexico S.A.

            d) Met3 SIEFORE Basica, S.A. de C.V. (Mexico) - 99.99% is owned by MetLife Afore, S.A. de C.V. and .01% is owned by MetLife Mexico S.A.

            e) Met4 SIEFORE, S.A. de C.V. (Mexico) - 99.99% is owned by MetLife Afore, S.A. de C.V. and .01% is owned by MetLife Mexico S.A.

            f) Met5 SIEFORE, S.A. de C.V. (Mexico) - 99.99% is owned by MetLife Afore, S.A. de C.V. and .01% is owned by MetLife Mexico S.A.

      2. ML Capacitacion Comercial S.A. de C.V. (Mexico) - 99% is owned by MetLife Mexico S.A. and 1% is owned by MetLife Mexico Cares, S.A. de C.V.

I. MetLife Mexico Servicios, S.A. de C.V. (Mexico)- 98% is owned by MetLife, Inc. and 2% is owned by MetLife International Holdings, Inc.

J.    Metropolitan Life Seguros de Vida S.A. (Uruguay)

K.    MetLife Securities, Inc. (DE)

L.    Enterprise General Insurance Agency, Inc. (DE)

      1.    MetLife General Insurance Agency of Texas, Inc. (DE)

      2.    MetLife General Insurance Agency of Massachusetts, Inc. (MA)

M.    Metropolitan Property and Casualty Insurance Company (RI)

      1.    Metropolitan General Insurance Company (RI)

      2.    Metropolitan Casualty Insurance Company (RI)

      3.    Metropolitan Direct Property and Casualty Insurance Company (RI)

      4.    Met P&C Managing General Agency, Inc. (TX)

      5.    MetLife Auto & Home Insurance Agency, Inc. (RI)

      6.    Metropolitan Group Property and Casualty Insurance Company (RI)

            a)    Metropolitan Reinsurance Company (U.K.) Limited (United
                  Kingdom)

      7.    Metropolitan Lloyds, Inc. (TX)

            a) Metropolitan Lloyds Insurance Company of Texas (TX)- Metropolitan Lloyds Insurance Company of Texas, an affiliated association, provides automobile, homeowner and related insurance for the Texas market. It is an association of individuals designated as underwriters. Metropolitan Lloyds, Inc., a subsidiary of Metropolitan Property and Casualty Insurance Company, serves as the attorney-in-fact and manages the association.

      8.    Economy Fire & Casualty Company (IL)

            a)    Economy Preferred Insurance Company (IL)

            b)    Economy Premier Assurance Company (IL)

N.    MetLife Investors Insurance Company (MO)

O.    First MetLife Investors Insurance Company (NY)

P.    Walnut Street Securities, Inc. (MO)

Q.    Newbury Insurance Company, Limited (BERMUDA)

R.    MetLife Investors Group, Inc. (DE)

      1.    MetLife Investors Distribution Company (MO)

      2.    Met Investors Advisory, LLC (DE)

      3.    MetLife Investors Financial Agency, Inc. (TX)

S.    MetLife International Holdings, Inc. (DE)

      1.    MetLife Mexico Cares, S.A. de C.V. (Mexico)

            a)    Fundacion MetLife Mexico, A.C. (Mexico)

      2.    Natiloportem Holdings, Inc. (DE)

            a)    Servicios Administrativos Gen, S.A. de C.V. (Mexico)

                  i) MLA Comercial, S.A. de C.V. (Mexico) 99% is owned by Servicios Administrativos Gen, S.A. de C.V. and 1% is owned by MetLife Mexico Cares, S.A. de C.V.

                  ii) MLA Servicios, S.A. de C.V. (Mexico) 99% is owned by Servicios Administrativos Gen, S.A. de C.V. and 1% is owned by MetLife Mexico Cares, S.A. de C.V.

      3. MetLife India Insurance Company Limited (India)- 26% is owned by MetLife International Holdings, Inc. and 74% is owned by third parties.


      4.    Metropolitan Life Insurance Company of Hong Kong Limited (Hong
            Kong)- 99.99924% is owned by MetLife International Holdings, Inc. and 0.00076% is owned by Natiloporterm Holdings, Inc.


      5. MetLife Seguros de Vida S.A. (Argentina)- 96.7372% is owned by MetLife Seguros de Vida S.A. and 3.2628% is owned by Natiloportem Holdings, Inc.


      6. MetLife Insurance Company of Korea Limited (South Korea)- 14.64% of MetLife Insurance Company of Korea Limited is owned by MetLife, Mexico, S.A. and 85.36% is owned by Metlife International Holdings, Inc.


      7. Metropolitan Life Seguros e Previdencia Privada S.A. (Brazil)- 66.6617540% is owned by MetLife International Holdings, Inc.
            and 33.3382457% is owned by MetLife Worldwide Holdings, Inc. and 0.0000003% is owned by Natiloportem Holdings, Inc.


      8.    MetLife Global, Inc. (DE)

      9. MetLife Administradora de Fundos Multipatrocinados Ltda (Brazil) - 95.4635% is owned by MetLife International Holdings, Inc. and 4.5364% is owned by Natiloportem Holdings, Inc.

      10.   MetLife Insurance Limited (United Kingdom)

      11.   MetLife General Insurance Limited (Australia)

      12.   MetLife Limited (United Kingdom)

      13.   MetLife Insurance S.A./NV (Belgium)

      14.   MetLife Services Limited (United Kingdom)

      15.   MetLife Insurance Limited (Australia)

            a)    MetLife Investments Pty Limited (Australia)

                  i) MetLife Insurance and Investment Trust (Australia) - MetLife Insurance and Investment Trust is a trust vehicle, the trustee of which is MetLife Investment Pty Limited. MetLife Investments Pty Limited is a wholly owned subsidiary of MetLife Insurance Limited.

            b)    MetLife Services (Singapore) PTE Limited (Australia)

      16. MetLife Seguros de Retiro S.A. (Argentina) - 96.8488% is owned by MetLife International Holdings, Inc. and 3.1512% is owned by Natiloportem Holdings, Inc.

      17. Best Market S.A. (Argentina) - 5% of the shares are held by Natiloportem Holdings, Inc. and 94.9999% is owned by MetLife International Holdings Inc.

      18. Compania Previsional MetLife S.A. (Brazil) - 95.4635% is owned by MetLife International Holdings, Inc. and 4.5364% is owned by Natiloportem Holdings, Inc.


           (a) Met AFJP S.A. (Argentina) - 75.4088% of the shares of Met AFJP S.A. are held by Compania Previsional MetLife SA, 19.5912% is owned by MetLife Seguros de Vida SA, 3.9689% is held by Natiloportem Holdings, Inc. and 1.0310% is held by MetLife Seguros de Retiro SA.


      19.   MetLife Worldwide Holdings, Inc. (DE)

            a)    MetLife Towarzystwo Ubezpieczen na Zycie Spolka Akcyjna.
                  (Poland)

            b)    MetLife Direct Co., Ltd. (Japan)


            c)    MetLife Limited (Hong Kong)


T.    Metropolitan Life Insurance Company (NY)

      1.    334 Madison Euro Investments, Inc. (DE)

            a) Park Twenty Three Investments Company (United Kingdom)- 1% voting control of Park Twenty Three Investments Company is held by St. James Fleet Investments Two Limited. 1% of the shares of Park Twenty Three Investments Company is held by Metropolitan Life Insurance Company. 99% is owned by 334 Madison Euro Investment, Inc.

                  i) Convent Station Euro Investments Four Company (United Kingdom)- 1% voting control of Convent Station Euro Investments Four Company is held by 334 Madison Euro Investments, Inc. as nominee for Park Twenty Three Investments Company. 99% is owned by Park Twenty Three Investments Company.

      2.    St. James Fleet Investments Two Limited (Cayman Islands)

      3. One Madison Investments (Cayco) Limited (Cayman Islands)- 10.1% voting control of One Madison Investments (Cayco) Limited is held by Convent Station Euro Investments Four Company. 89.9% of the shares of One Madison Investments (Cayco) Limited is held by Metropolitan Life Insurance Company.

      4. CRB Co, Inc. (MA)- AEW Real Estate Advisors, Inc. holds 49,000 preferred non-voting shares and AEW Advisors, Inc. holds 1,000 preferred non-voting shares of CRB, Co., Inc.

      5.    GA Holding Corp. (MA)

      6.    Thorngate, LLC (DE)

      7.    Alternative Fuel I, LLC (DE)

      8.    Transmountain Land & Livestock Company (MT)

      9.    MetPark Funding, Inc. (DE)

      10.   HPZ Assets LLC (DE)

      11.   Missouri Reinsurance (Barbados), Inc. (Barbados)

      12.   Metropolitan Tower Realty Company, Inc. (DE)

            a)    Midtown Heights, LLC (DE)

      13.   MetLife Real Estate Cayman Company (Cayman Islands)

      14.   Metropolitan Marine Way Investments Limited (Canada)

      15.   MetLife Private Equity Holdings, LLC (DE)

      16.   23rd Street Investments, Inc. (DE)

            a) Mezzanine Investment Limited Partnership-BDR (DE)- 1% General Partnership interest is held by 23rd Street Investments, Inc., 99% Limited Partnership Interest is held by Metropolitan Life Insurance Company.

            b) Mezzanine Investment Limited Partnership-LG (DE)- 1% General Partnership interest is held by 23rd Street Investments, Inc., 99% Limited Partnership Interest is held by Metropolitan Life Insurance Company.

            c) MetLife Capital Credit L.P. (DE)- 1% General Partnership interest is held by 23rd Street Investments, Inc., 99% Limited Partnership Interest is held by Metropolitan Life Insurance Company.

            d) MetLife Capital Limited Partnership (DE)- 1% General Partnership interest is held by 23rd Street Investments, Inc., 99% Limited Partnership Interest is held by Metropolitan Life Insurance Company.

      17.   Hyatt Legal Plans, Inc. (DE)

            a)    Hyatt Legal Plans of Florida, Inc. (FL)

      18.   MetLife Holdings, Inc. (DE)

            a)    MetLife Credit Corp. (DE)

            b)    MetLife Funding, Inc. (DE)

      19.   Bond Trust Account A (MA)

      20.   MetLife Investments Asia Limited (Hong Kong).

      21. MetLife Investments Limited (United Kingdom)- 23rd Street Investments, Inc. holds one share of MetLife Investments Limited.

      22. MetLife Latin America Asesorias e Inversiones Limitada (Chile)- 23rd Street Investments, Inc. holds 0.01% of MetLife Latin America Asesorias e Inversiones Limitada.

      23.   New England Life Insurance Company (MA)

            a)    MetLife Advisers, LLC (MA)

            b)    New England Securities Corporation (MA)

      24.   GenAmerica Financial, LLC (MO)

            a)    GenAmerica Capital I (DE)

            b)    General American Life Insurance Company (MO)

                  i)   GenAmerica Management Corporation (MO)

      25.   Corporate Real Estate Holdings, LLC (DE)

      26. Ten Park SPC (CAYMAN ISLANDS ) - 1% voting control of Ten Park SPC is held by 23rd Street Investments, Inc.

      27.   MetLife Tower Resources Group, Inc. (DE)

      28.   Headland - Pacific Palisades, LLC (CA)

      29. Headland Properties Associates (CA) - 1% is owned by Headland - Pacific Palisades, LLC and 99% is owned by Metropolitan
            Life Insurance Company.

      30.   Krisman, Inc. (MO)

      31.   Special Multi-Asset Receivables Trust (DE)

      32.   White Oak Royalty Company (OK)

      33.   500 Grant Street GP LLC (DE)

      34. 500 Grant Street Associates Limited Partnership (CT) - 99% of 500 Grant Street Associates Limited Partnership is held by Metropolitan Life Insurance Company and 1% by 500 Grant Street GP LLC

      35.   MetLife Canada/MetVie Canada (Canada)

      36.   MetLife Retirement Services LLC (NJ)

            a)   MetLife Investment Funds Services LLC (NJ)

                 (i)   MetLife Investment Funds Management LLC (NJ)

                (ii)   MetLife Associates LLC (DE)

      37.   Euro CL Investments LLC (DE)

      38.   MEX DF Properties, LLC (DE)

      39. MSV Irvine Property, LLC (DE) - 4% of MSV Irvine Property, LLC is owned by Metropolitan Tower Realty Company, Inc. and 96% is owned by Metropolitan Life Insurance Company

      40.   MetLife Properties Ventures, LLC (DE)

            a)   Citypoint Holdings II Limited (UK)

      41.   Housing Fund Manager, LLC (DE)


            a) MTC Fund I, LLC (DE) 0.01% of MTC Fund I, LLC is held by Housing Fund Manager, LLC. - Housing Fund Manager, LLC is the managing member LLC and the remaining interests are held by a third party member.

            b) MTC Fund II, LLC (DE) - 0.01% of MTC Fund II, LLC is held by Housing Fund Manager, LLC. - Housing Fund Manager, LLC is the managing member LLC and the remaining interests are held by a third party member.

            c) MTC Fund III, LLC (DE) - 0.01% of MTC Fund III, LLC is held by Housing Fund Manager, LLC. - Housing Fund Manager, LLC is the managing member LLC and the remaining interests are held by a third party member.

      42.   MLIC Asset Holdings, LLC (DE)

      43.   85 Brood Street LLC (CT)

      44.   The Building at 575 LLC (DE)


U.    MetLife Capital Trust IV (DE)

V.    MetLife Insurance Company of Connecticut (CT)

      1.    MetLife Property Ventures Canada ULC (Canada)


      2. Pilgrim Alternative Investments Opportunity Fund I, LLC (DE) - 67% is owned by MetLife Insurance Company of Connecticut, and 33% is owned by third party.

      3.    Pilgrim Alternative Investments Opportunity Fund III Associates, LLC
            (CT) - 67% is owned by MetLife Insurance Company of Connecticut, and 33% is owned by third party.

      4.    Pilgrim Investments Highland Park, LLC (DE)

      5.    Metropolitan Connecticut Properties Ventures, LLC (DE)

      6.    MetLife Canadian Property Ventures LLC (NY)

      7.    Euro TI Investments LLC (DE)

      8.    Greenwich Street Investments, LLC (DE)

            a)    Greenwich Street Capital Offshore Fund, Ltd. (Virgin
                  Islands)

            b)    Greenwich Street Investments, L.P. (DE)

      9. One Financial Place Corporation (DE) - 100% is owned in the aggregate by MetLife Insurance Company of Connecticut.

      10.   Plaza LLC (CT)

            a)    Tower Square Securities, Inc. (CT)

      11.   TIC European Real Estate LP, LLC (DE)

      12.   MetLife European Holdings, Inc. (UK)

            a) MetLife Europe Limited (IRELAND)

               i) MetLife Pensions Trustees Limited (UK)

            b) MetLife Assurance Limited (UK)

      13.   Travelers International Investments Ltd. (Cayman Islands)

      14.   Euro TL Investments LLC (DE)

      15.   Corrigan TLP LLC (DE)

      16.   TLA Holdings LLC (DE)

            a)    The Prospect Company (DE)

                  i)    Panther Valley, Inc. (NJ)

      17. TRAL & Co. (CT) - TRAL & Co. is a general partnership. Its partners are MetLife Insurance Company of Connecticut and Metropolitan Life Insurance Company.

      18.   Tribeca Distressed Securities, L.L.C. (DE)

      19.   MetLife Investors USA Insurance Comapny (DE)


W.    MetLife Reinsurance Company of South Carolina (SC)

X.    MetLife Investment Advisors Company, LLC (DE)

Y.    MetLife Standby I, LLC (DE)

      1.   MetLife Exchange Trust I (DE)

Z.    MetLife Services and Solutions, LLC (DE)

      1.   MetLife Solutions Pte. Ltd. (Singapore)

           i)    MetLife Services East Private Limited (India)


           ii) MetLife Global Operations Support Center Private Limited - 99.99999% is owned by MetLife Solutions Pte. Ltd. and 0.00001% is owned by Natiloportem Holdings, Inc.


AA.   SafeGuard Health Enterprises, Inc. (DE)

      1.   SafeGuard Dental Services, Inc. (DE)

      2.   SafeGuard Health Plans, Inc. (CA)

      3.   SafeHealth Life Insurance Company (CA)

      4.   SafeGuard Health Plans, Inc. (FL)

      5.   SafeGuard Health Plans, Inc. (NV)

      6.   SafeGuard Health Plans, Inc. (TX)

BB.   MetLife Capital Trust X (DE)

CC.   Cova Life Management Company (DE)

DD.   MetLife Reinsurance Company of Charleston (SC)

EE.   Federal Flood Certification Corp (TX)

FF.   MetLife Planos Odontologicos Ltda. (Brazil)

GG.   Metropolitan Realty Management, Inc. (DE)


The voting securities (excluding directors' qualifying shares, if any) of each subsidiary shown on the organizational chart are 100% owned by their respective parent corporation, unless otherwise indicated.

In addition to the entities shown on the organizational chart, MetLife, Inc. (or where indicated, a subsidiary) also owns interests in the following entities:

1) Metropolitan Life Insurance Company owns varying interests in certain mutual funds distributed by its affiliates. These ownership interests are generally expected to decrease as shares of the funds are purchased by unaffiliated investors.

2) Mezzanine Investment Limited Partnerships ("MILPs"), Delaware limited partnerships, are investment vehicles through which investments in certain entities are held. A wholly owned subsidiary of Metropolitan Life Insurance Company serves as the general partner of the limited partnerships and Metropolitan Life Insurance Company directly owns a 99% limited partnership interest in each MILP. The MILPs have various ownership and/or debt interests in certain companies.

3) The Metropolitan Money Market Pool and MetLife Intermediate Income Pool are pass-through investment pools, of which Metropolitan Life Insurance Company and/or its subsidiaries and/or affiliates are general partners.

NOTE: THE METLIFE, INC. ORGANIZATIONAL CHART DOES NOT INCLUDE REAL ESTATE JOINT
----
VENTURES AND PARTNERSHIPS OF WHICH METLIFE, INC. AND/OR ITS SUBSIDIARIES IS AN INVESTMENT PARTNER. IN ADDITION, CERTAIN INACTIVE SUBSIDIARIES HAVE ALSO BEEN OMITTED.

ITEM 29. INDEMNIFICATION

The Depositor's parent, MetLife, Inc. has secured a Financial Institution Bond in the amount of $50,000,000 subject to a $5,000,000 deductible. MetLife maintains Directors' and Officers' Liability and Corporate Reimbursement Insurance Policy with limits of $400 million under which the Depositor and MetLife Investors Distribution Company, the Registrant's underwriter, as well as certain other subsidiaries of MetLife are covered.

The Bylaws of the Company (Article IV, Section 1) provide that:

Each person who is or was a director, officer or employee of the corporation or is or was serving at the request of the corporation as a director, officer or employee of another corporation, partnership, joint venture, trust or other enterprise (including the heirs, executors, administrators or estate of such person) shall be indemnified by the corporation as of right to the full extent permitted or authorized by the laws of the State of Missouri, as now in effect and as hereafter amended, against any liability, judgment, fine, amount paid in settlement, cost and expenses (including attorney's fees) asserted or threatened against and incurred by such person in his capacity as or arising out of his status as a director, officer or employee of the corporation or if serving at the request of the corporation, as a director, officer or employee of another corporation, partnership, joint venture, trust or other enterprise. The indemnification provided by this bylaw provision shall not be exclusive of any other rights to which those indemnified may be entitled under any other bylaw or under any agreement, vote of shareholders or disinterested directors or otherwise, and shall not limit in any way any right which the corporation may have to make different or further indemnification with respect to the same or different persons or classes of persons.

Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted directors and officers or controlling persons of the Company pursuant to the foregoing, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

ITEM 30. PRINCIPAL UNDERWRITERS

     (a) MetLife Investors Distribution Company, formerly, General American Distributors, Inc., is the principal underwriter for the following investment companies (other than Registrant):

     Met Investors Series Trust
     Metropolitan Series Fund, Inc.
     Metropolitan Life Separate Account E
     Metropolitan Life Separate Account UL
     MetLife Investors USA Variable Life Account A
     MetLife Investors USA Separate Account A
     MetLife Investors Variable Annuity Account One
     MetLife Investors Variable Life Account One
     First MetLife Investors Variable Annuity Account One
     General American Separate Account Eleven
     General American Separate Account Twenty-Eight
     General American Separate Account Twenty-Nine
     General American Separate Account Two
     Security Equity Separate Account Twenty-Six
     Security Equity Separate Account Twenty-Seven
     MetLife of CT Fund UL for Variable Life Insurance,
     MetLife of CT Fund UL III for Variable Life Insurance
     MetLife of CT Separate Account Eleven for Variable Annuities
     MetLife of CT Separate Account QPN for Variable Annuities
     Paragon Separate Account A
     Paragon Separate Account B
     Paragon Separate Account C
     Paragon Separate Account D
     Metropolitan Life Variable Annuity Separate Account I
     Metropolitan Life Variable Annuity Separate Account II

     (b) MetLife Investors Distribution Company is the principal underwriter for the Policies. The following persons are the officers and directors of MetLife Investors Distribution Company. The principal business address for MetLife Investors Distribution Company is 5 Park Plaza, Suite 1900, Irvine, CA 92614.

Name and Principal Business Address    Positions and Offices with Depositor
-----------------------------------    -------------------------------------
Michael K. Farrell ***                 Director

Elizabeth M. Forget **                 Executive Vice President, Investment
                                       Fund Management & Marketing

Paul A. LaPiana *                      Executive Vice President, National
                                       Sales Manager-Life

Craig W. Markham *****                 Director

Richard C. Pearson *                   Executive Vice President, General
                                       Counsel and Secretary

Peter Gruppuso *****                   Vice President, Chief Financial
                                       Officer

Paul A. Sylvester *                    President, National Sales
                                       Manager-Annuities & LTC

William J. Toppeta ****                Director

*      MetLife Investors, 5 Park Plaza, Suite 1900, Irvine, CA 92614
**     MetLife, 260 Madison Avenue, New York, NY 10016
***    MetLife, 10 Park Avenue, Morristown, NJ 07962
****   MetLife, 1095 Avenue of the Americas, New York, NY 10036
*****  MetLife, 485-E US Highway 1 South, Iseliu, NJ 08830

     (c) Compensation From the Registrant.

                 (1)                          (2)                (3)             (4)         (5)
                                                           Compensation on
                                                          Events Occasion-
                                        Net Underwriting  ing the Deduction
          Name of Principal              Discounts and   of a Deferred Sales  Brokerage     Other
             Underwriter                  Commissions           Load         Commissions Compensation
--------------------------------------- ---------------- ------------------- ----------- ------------
MetLife Investors Distribution Company    $__________            $0              $0           $0

Commissions are paid by the Company directly to agents who are registered representatives of the principal underwriter, or to broker-dealers that have entered into selling agreements with the principal underwriter with respect to sales of the Contracts.

ITEM 31. LOCATION OF ACCOUNTS AND RECORDS

     The following companies will maintain possession of the documents required by Section 31(a) of the Investment Company Act of 1940 and the Rules thereunder:

     (a)  Registrant

     (b)  Metropolitan Life Insurance Company
          200 Park Avenue
          New York, New York 10066

     (c)  MetLife Investors Distribution Company
          5 Park Plaza, Suite 1900
          Irvine, CA 92614

     (d)  General American Life Insurance Company
          13045 Tesson Ferry Road
          St. Louis, MO 63128
          (with respect to the Guarantee Agreement only)

ITEM 32. MANAGEMENT SERVICES

Not Applicable.

ITEM 33. FEE REPRESENTATION

     Pursuant to Investment Company Act Section 26(f), MetLife Investors Insurance Company ("Company") hereby represents that the fees and charges deducted under the Policy described in the Prospectus, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by the Company.

ITEM 34. UNDERTAKINGS OF THE DEPOSITOR

During any time there are insurance obligations outstanding and covered by the guarantee issued by General American Life Insurance Company ("Guarantee Period"), filed as an exhibit to this Registration Statement (the "Guarantee"), the Depositor hereby undertakes to provide notice to policyholders covered by the Guarantee promptly after the happening of significant events related to the Guarantee.

These significant events include: (i) termination of the Guarantee that has a material adverse effect on the policyholder's rights under the Guarantee;
(ii) a default under the Guarantee that has a material adverse effect on the policyholder's rights under the Guarantee; or (iii) the insolvency of General American Life Insurance Company ("Guarantor").

Depositor hereby undertakes during the Guarantee Period to cause Registrant to file post-effective amendments to this Registration Statement as frequently as is necessary to ensure that the current annual audited financial statements of the Guarantor in the Registration Statement are updated to be as of a date not more than 16 months prior to the effective date of this Registration Statement, and to cause Registrant to include as an exhibit to this Registration Statement the consent of the independent registered public accounting firm of the Guarantor regarding such financial statements.

During the Guarantee Period, the Depositor hereby undertakes to include in the prospectus to policyholders, an offer to supply the Statement of Additional Information which shall contain the annual audited financial statements of the Guarantor, free of charge upon a policyholder's request.

                                  SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant, MetLife Investors Variable Life Account One, has duly caused this Registration Statement to be signed on its behalf by the undersigned, duly authorized, in the City of Irvine and State of California, on this 27th day of July, 2009.

                                 MetLife Investors Variable Life Account One
                                                  (Registrant)

                                 By: MetLife Investors Insurance Company

                                 By:  /s/ Richard C. Pearson
                                      ------------------------------------------
                                      Richard C. Pearson
                                      Vice President, Associate General Counsel
                                      and Secretary

     Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, MetLife Investors Insurance Company has duly caused this Registration Statement to be signed on its behalf by the undersigned, duly authorized, in the City of Irvine and State of California, on this 27th day of July 2009.

                                 MetLife Investors Insurance Company
                                             (Depositor)

                                 By:  /s/ Richard C. Pearson
                                      ------------------------------------------
                                      Richard C. Pearson
                                      Vice President, Associate General Counsel
                                      and Secretary

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons, in the capacities indicated, on July 27, 2009.

/s/ Michael K. Farrell*                Chairman of the Board, President and
-------------------------------------  Chief Executive Officer
Michael K. Farrell

/s/ Susan A. Buffum *                  Director
-------------------------------------
Susan A. Buffum

/s/ Elizabeth M. Forget *              Director and Executive Vice President
-------------------------------------
Elizabeth M. Forget

/s/ George Foulke *                    Director
-------------------------------------
George Foulke

/s/ Jay S. Kaduson *                   Director and Vice President
-------------------------------------
Jay S. Kaduson

/s/ Bennett D. Kleinberg *             Director and Vice President
-------------------------------------
Bennett D. Kleinberg

/s/ Richard C. Pearson *               Director, Vice President, Associate
-------------------------------------  General Counsel and Secretary
Richard C. Pearson

/s/ Paul A. Sylvester*                 Director
-------------------------------------
Paul A. Sylvester

/s/ Jeffrey A. Tupper *                Director and Assistant Vice President
-------------------------------------
Jeffrey A. Tupper

/s/ James J. Reilly *                  Vice President, Finance (Principal
-------------------------------------  Financial and Accounting Officer)
James J. Reilly

                                   By:  /s/ John E. Connolly, Jr.
                                        ----------------------------------------
                                        John E. Connolly, Jr., Attorney-in-fact

* Executed by John E. Connolly, Jr., Esquire on behalf of those indicated pursuant to powers of attorney filed herewith.

                                  SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, General American Life Insurance Company has duly caused this Registration Statement to be signed on its behalf in the City of Boston and Commonwealth of Massachusetts on this 27th day of July, 2009.

                                                GENERAL AMERICAN LIFE INSURANCE COMPANY
                                                (Guarantor)

                                                By:      /s/ Paul L. LeClair
                                                         ---------------------------
                                                         Paul L. LeClair
                                                         Vice President and Actuary

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities indicated on July 27, 2009.

Signature                                              Title

/s/ Lisa M. Weber*                     Chairman of the Board, President and
-------------------------------------         Chief Executive Officer
Lisa M. Weber

/s/ James J. Reilly*                    Vice President (principal financial
-------------------------------------                officer)
James J. Reilly

/s/ Michael K. Farrell*                              Director
-------------------------------------
Michael K. Farrell

/s/ James L. Lipscomb                                Director
-------------------------------------
James L. Lipscomb

/s/ Peter M. Carlson*                      Executive Vice President and
-------------------------------------        Chief Accounting Officer
Peter M. Carlson

/s/ William J. Mullaney*                             Director
-------------------------------------
William J. Mullaney

/s/ Eric T. Steigerwalt                 Director, Senior Vice President and
-------------------------------------                Treasurer
Eric T. Steigerwalt

/s/ Stanley J. Talbi*                                Director
-------------------------------------
Stanley J. Talbi

/s/ Michael J. Vietri*                               Director
-------------------------------------
Michael J. Vietri

/s/ William J. Wheeler*                              Director
-------------------------------------
William J. Wheeler

                                             By:  /s/ John E. Connolly, Jr.
                                                  -----------------------------
                                                  John E. Connolly, Jr. Esq
                                                  Attorney-in-fact

* Executed by John E. Connolly, Jr., Esquire on behalf of those indicated pursuant to powers of attorney filed herewith.

                                 Exhibit Index


(r)(i)   Powers of Attorney of MetLife Investors Insurance Company

(r)(ii)  Powers of Attorney of General American Life Insurance Company